HORNBECK OFFSHORE SERVICES, INC.

ANNUAL REPORT TO STOCKHOLDERS

For the Year Ended December 31, 2015

EXPLANATORY NOTE

This Annual Report to Stockholders of Hornbeck Offshore Services, Inc. (the "Company") for the year ended December 31, 2015 includes the Company's previously filed Annual Report on Form 10-K for the year ended December 31, 2015 as well as additional disclosures on the last page of this report that are required to be included in annual reports to stockholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from                 to
Commission File Number 001-32108

Hornbeck Offshore Services, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	72-1375844
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
103 Northpark Boulevard, Suite 300
Covington, Louisiana 70433
(985) 727-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange, on which registered
Common Stock, $0.01 par value	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐ No ☒
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐    No  ☒
The aggregate market value of the Common Stock held by non-affiliates computed by reference to the price at which the Common Stock was last sold as of the last day of registrant’s most recently completed second fiscal quarter is $701,294,925.
The number of outstanding shares of Common Stock as of January 31, 2016 is 35,985,010 shares.
DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant’s definitive 2016 proxy statement, anticipated to be filed with the Securities and Exchange Commission within 120 days after the close of the Registrant’s fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

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 Forward Looking Statements
This Annual Report on Form 10-K contains “forward-looking statements,” as contemplated by the Private Securities Litigation Reform Act of 1995, in which the Company discusses factors it believes may affect its performance in the future. Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations, beliefs and projections about future events or conditions. You can generally identify forward-looking statements by the appearance in such a statement of words like “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “remain,” “should,” “will,” or other comparable words or the negative of such words. The accuracy of the Company’s assumptions, expectations, beliefs and projections depends on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks. The Company gives no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. The Company’s actual future results might differ from the forward-looking statements made in this Annual Report on Form 10-K for a variety of reasons, including sustained low oil and natural gas prices; significant and sustained or additional declines in oil and natural gas prices; a sustained weakening of demand for the Company’s services; unplanned customer suspensions, cancellations, rate reductions or non-renewals of vessel charters, vessel management contracts, or failures to finalize commitments to charter or manage vessels; sustained or further reductions in capital spending budgets by customers; the inability to accurately predict vessel utilization levels and dayrates; fewer than anticipated deepwater and ultra-deepwater drilling units operating in the GoM or other regions where the Company operates; the effect of inconsistency by the United States government in the pace of issuing drilling permits and plan approvals in the GoM or other drilling regions; the Company’s inability to successfully complete the remainder of its current vessel newbuild program on-time and on-budget, which involves the construction and integration of highly complex vessels and systems; the inability to successfully market the vessels that the Company owns, is constructing or might acquire; the government's cancellation or non-renewal of the management, operations and maintenance contracts for vessels; an oil spill or other significant event in the United States or another offshore drilling region that could have a broad impact on deepwater and other offshore energy exploration and production activities, such as the suspension of activities or significant regulatory responses; the imposition of laws or regulations that result in reduced exploration and production activities or that increase the Company’s operating costs or operating requirements; environmental litigation that impacts customer plans or projects; disputes with customers; bureaucratic, administrative or operating barriers that delay vessels in foreign markets from going on-hire or result in contractual penalties or deductions imposed by foreign customers; industry risks; the impact stemming from the reduction of Petrobras' announced plans for or administrative barriers to exploration and production activities in Brazil; less than expected growth in Mexican offshore activities; age or other restrictions imposed on our vessels by customers; unanticipated difficulty in effectively competing in or operating in international markets; less than anticipated subsea infrastructure and field development demand in the GoM and other markets affecting our MPSVs; the level of fleet additions by the Company and its competitors that could result in vessel over capacity in the markets in which the Company competes; economic and geopolitical risks; weather-related risks; the shortage of or the inability to attract and retain qualified personnel, when needed, including vessel personnel for active and newly constructed vessels; any success in unionizing the Company's U.S. fleet personnel; regulatory risks; the repeal or administrative weakening of the Jones Act or changes in the interpretation of the Jones Act related to the U.S. citizenship qualification; drydocking delays and cost overruns and related risks; vessel accidents, pollution incidents or other events resulting in lost revenue, fines, penalties or other expenses that are unrecoverable from insurance policies or other third parties; unexpected litigation and insurance expenses; or fluctuations in foreign currency valuations compared to the U.S. dollar and risks associated with expanded foreign operations, such as non-compliance with or the unanticipated effect of tax laws, customs laws, immigration laws, or other legislation that result in higher than anticipated tax rates or other costs or the inability to repatriate foreign-sourced earnings and profits. In addition, the Company’s future results may be impacted by adverse economic conditions, such as inflation, deflation, or lack of liquidity in the capital markets,

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that may negatively affect it or parties with whom it does business resulting in their non-payment or inability to perform obligations owed to the Company, such as the failure of customers to fulfill their contractual obligations or the failure by individual banks to provide funding under the Company’s credit agreement, if required. Further, the Company can give no assurance regarding when and to what extent it will effect share repurchases. Should one or more of the foregoing risks or uncertainties materialize in a way that negatively impacts the Company, or should the Company’s underlying assumptions prove incorrect, the Company’s actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected and, if sufficiently severe, could result in noncompliance with certain covenants of our currently undrawn revolving credit facility. Additional factors that you should consider are set forth in detail in the “Risk Factors” section of this Annual Report on Form 10-K as well as other filings the Company has made and will make with the Securities and Exchange Commission which, after their filing, can be found on the Company’s website, www.hornbeckoffshore.com.
The Company makes references to certain industry-related terms in this Annual Report on Form 10-K. A glossary and definitions of such terms can be found in Item 9B—Other Information on page 47.

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PART I
ITEM 1—Business
COMPANY OVERVIEW
Hornbeck Offshore Services, Inc. was incorporated under the laws of the State of Delaware in 1997. In this Annual Report on Form 10-K, references to “Company,” “we,” “us,” “our” or like terms refer to Hornbeck Offshore Services, Inc. and its subsidiaries, except as otherwise indicated. Hornbeck Offshore Services, Inc. is a leading provider of marine transportation, subsea installation and accommodation support services to exploration and production, oilfield service, offshore construction and U.S. military customers. Since our establishment, we have primarily focused on providing innovative technologically advanced marine solutions to meet the evolving needs of the deepwater and ultra-deepwater energy industry in domestic and select foreign locations. Throughout our history, we have expanded our fleet of vessels primarily through a series of new vessel construction programs, as well as through acquisitions of existing vessels. Until August 29, 2013, we operated a Downstream tug and tank barge fleet, which we sold on that date. We maintain our headquarters at 103 Northpark Boulevard, Suite 300, Covington, Louisiana, 70433; our telephone number is (985) 727-2000.
We own and operate one of the youngest and largest fleets of U.S.-flagged, new generation OSVs and MPSVs. In late 2011, we commenced our fifth OSV newbuild program, which also includes the construction of MPSVs. Since that time, we have grown our new generation fleet from 51 OSVs and four MPSVs to 62 OSVs and six MPSVs, after accounting for the sale of five OSVs in 2014 and 2015. Upon completion of the four vessels currently contracted to be constructed under this newbuild program in 2016 and 2017, our expected fleet will be comprised of 62 OSVs and ten MPSVs. Together, these vessels support the deep-well, deepwater and ultra-deepwater activities of the offshore oil and gas industry. Such activities include oil and gas exploration, field development, production, construction, installation, IRM, well-stimulation and other enhanced oil recovery activities. We have also developed a specialized application of our new generation OSVs for use by the U.S. military. Our new generation OSVs and MPSVs have enhanced capabilities that allow us to more effectively support the premium drilling and installation equipment and facilities required for the offshore deep-well, deepwater and ultra-deepwater energy industry. We are among the leading operators of new generation OSVs in two of our three core markets and one of the top three operators of such equipment worldwide, based on DWT. Our fleet is among the youngest in the industry, with a weighted-average age, based on DWT, of seven years and, upon completion of our current newbuild program in late 2017, we believe that the weighted-average age of our fleet will be eight years.
While we have historically operated our vessels predominately in the U.S. GoM, we have diversified our market presence and now operate in three core geographic markets: the GoM, Mexico and Brazil. In addition to our core markets, we frequently operate in other foreign regions on a project or term charter basis. We have recently operated in the Middle East, the Mediterranean Sea, the Black Sea and Latin America, including Nicaragua, Guyana, Trinidad and recently Argentina. We have further diversified by providing specialized vessel solutions to non-oilfield customers such as the United States military as well as oceanographic research and other customers that utilize sophisticated marine platforms in their operations. In addition, we provide vessel management services for other vessel owners, such as crewing, daily operational management and maintenance activities. We also operate a shore-base support facility located in Port Fourchon, Louisiana. See "Item 2-Properties" for a listing of our shoreside support facilities.
Although all of our vessels are physically capable of operating in both domestic and international waters, approximately 85% are qualified under Section 27 of the Merchant Marine Act of 1920, as amended, or the Jones Act, to engage in the U.S. coastwise trade. All but one of the vessels being constructed under our fifth OSV newbuild program are eligible for Jones Act coastwise trading privileges. Foreign owned, flagged, built or crewed vessels are restricted in their ability to conduct U.S. coastwise trade and are typically excluded from such trade in the GoM. Of the public company OSV peer group, we own the largest fleet of Jones Act-qualified, new generation OSVs, which we believe offers us a competitive advantage in the GoM. From time to time, we may elect to reflag certain of our vessels to the flag of another nation. For instance, since 2009, we have reflagged seven Jones Act-qualified OSVs to Mexican and other flags, including recently one under Brazilian registry. Once a Jones Act-qualified vessel is reflagged or a new vessel is foreign flagged, it permanently loses the right to engage in U.S. coastwise trade.

We intend to continue our efforts to maximize stockholder value through our long-term return-oriented growth strategy. We will, as opportunities arise, acquire or construct additional vessels, as well as divest certain assets that we consider to be non-core or otherwise not in-line with our long-term strategy or prevailing industry trends.
DESCRIPTION OF OUR BUSINESS
The Deepwater Offshore Energy Industry
The modern quest to explore for and produce energy resources located offshore began in the 1940’s. While these offshore operations began in shallow waters, relatively close to shore, technological advances have permitted them to migrate to ever deeper waters and well depths. Until the late 1970's, most offshore activity was technologically and logistically restricted to that which was accessible on the continental shelf, or waters of up to about 500 feet of depth. Since that time, a number of advances have opened drilling regions in deepwater. The initial push into deeper waters was facilitated through the development of “floating” drilling units that could be positioned over a drilling site without being fixed to the seafloor. Petrobras pioneered these techniques in Brazil beginning in the late 1970’s as it lacked an accessible “shallow water” continental shelf. The first deepwater project in the United States Gulf of Mexico was completed in 1993 in nearly 3,000 feet of water by Shell Oil Company. The Auger facility produced a then unheard of 46,000 barrels per day from a reservoir tapped at 25,000 feet. Today, exploration and production activities have pushed into the ultra-deepwater, where wells are routinely drilled in water depths of more than 8,000 feet, the deepest having been drilled in approximately 10,000 feet of water.
In addition to the ability to operate in very deepwater, technological advances have also allowed hydrocarbon resources to be detected, drilled for and produced at extreme well depths. “Pre-salt” discoveries in Brazil are being drilled and produced in waters exceeding 5,000 feet and at well depths of more than 35,000 feet. In 2014, Chevron announced first oil from its Jack/St. Malo facility in the GoM, which is expected to produce previously undetectable lower tertiary hydrocarbons at an astounding rate of 94,000 barrels per day from deposits more than 20,000 feet below the seabed situated in 7,000 feet of water. In addition to contending with extreme deepwater and deep well depths, these projects present challenges involving high temperatures and pressures within reservoirs and the associated difficulties of safely bringing those resources to the surface and then transporting them to shoreside locations. Despite these challenges, today deepwater production accounts for approximately 80% percent of all offshore production in the United States.
Deepwater Regions
The energy industry has had success in many deepwater regions throughout the world. Deepwater drilling efforts are underway in the Mediterranean Sea, the Indian Ocean and Asia. However, the so-called “golden triangle” of deepwater activity is comprised of deposits found offshore West Africa, the Eastern coast of South America - dominated by Brazil - and the GoM.
As large international oil companies have been pushed out of participating in many regions of the world by national oil companies intent upon retaining for themselves the economic benefits of national exploitation, the deepwater GoM has grown in significance. The deepwater GoM is among the most abundant hydrocarbon regions in the world. Political stability in the United States and accessibility of deepwater lease blocks allows major oil companies to plan, execute and finance the significant long-term commitments that deepwater success requires. While the scale and complexity associated with deepwater projects is considerable, the significant size of the resource discoveries allows companies to replenish reserves on a large scale from relatively few projects. Unlike most on-shore exploration and production projects, deepwater projects require long-lead times to plan and execute, but also enjoy long production lives once online. For instance, the first exploratory wells at the Jack/St. Malo fields were drilled in 2003 and 2004 and first oil was not produced until 2014. Now online, Chevron projects that Jack/St. Malo are expected to produce an estimated 500 million oil equivalent barrels over 30 years. Consequently, short term fluctuations in oil and gas prices typically do not have the same impact on sanctioned deepwater projects as such fluctuations may have on other on-shore and continental shelf projects. As a result of the current on-going commodity price declines, we are observing that some previously sanctioned deepwater projects are being deferred.
An emerging opportunity for the deepwater offshore energy industry is presented by recent changes in Mexico, which is opening its petroleum sector to foreign investment for the first time in recent history. In December 2013, the Mexican congress ended PEMEX's 75 year-old monopoly on drilling activities in Mexico and voted in favor of allowing the government to grant contracts and licenses for exploration and production of oil and gas to foreign firms, which previously had been prohibited under Mexico’s constitution. The constitutional and legislative changes in Mexico are expected to allow technology not previously available in Mexico to be deployed there in order to exploit the Mexican deepwater GoM.

In addition, these reforms are intended to expand competition, increase foreign investment in Mexico's energy sector and improve the operational efficiency of PEMEX. During 2015, Mexico hosted the first two auctions for offshore oil and natural gas blocks allowed by the energy reforms. Mexico has not yet held a deepwater auction; however, the first is expected to occur in 2016.
Brazil, through its state-owned national oil company, Petrobras, has been a pioneer in deepwater drilling. Today it is a dominant player in the global deepwater energy industry claiming 34% of global deepwater and ultra-deepwater production. Petrobras claims approximately 13.8 billion barrels of proven deepwater and ultra-deepwater resources, the vast majority of which are located in pre-salt formations, which are the driving force behind an ambitious national plan to dramatically increase production by 2020 to 4.2 million barrels per day. Petrobras previously announced plans to spend $220 billion in order to achieve its aggressive goals; however, recent declines in the price of oil combined with a wide reaching corruption probe involving Petobras has resulted in a significant pull-back in planned deepwater spending. Petrobras' slowed expansion plans might open opportunities in Brazil for other major oil companies to participate on a larger scale in Brazil's deepwater markets.
The Subsea Oilfield
Deepwater successes have driven further innovation around the infrastructure required to produce and transport ashore the abundant resources that have been discovered. In shallower regions, once hydrocarbons are discovered, they are typically produced by installing a fixed platform over the well site onto which are installed all of the equipment and infrastructure necessary to produce the hydrocarbons and move them ashore through pipelines. Platforms also provide a locale from which well maintenance and similar activities can be performed. The size, pressures, temperatures and water depths of deepwater hydrocarbon deposits require enormous amounts of infrastructure to develop, produce and maintain their wells. These challenges have pushed the development of technologies to allow infrastructure to be placed directly onto the seafloor, as opposed to a fixed platform. The process of building out this subsea oilfield requires the use of vessels to transport infrastructure to location, install infrastructure to subsea points and inspect, repair and maintain it all over the multi-decade life of the field. When hydrocarbons are brought to the surface, they are brought from multiple subsea locations through pipelines to a single deepwater floating production facility that often serves as a production hub for multiple fields. These production facilities take years to design, engineer, transport, install and, often, cost billions of dollars and represent a significant source of demand for vessel services.
OSVs
OSVs primarily serve exploratory and developmental drilling rigs and production facilities and support offshore and subsea construction, installation, IRM and decommissioning activities. OSVs differ from other ships primarily due to their cargo-carrying flexibility and capacity. In addition to transporting deck cargo, such as pipe or drummed material and equipment, OSVs also transport liquid mud, potable and drilling water, diesel fuel, dry bulk cement and personnel between shore bases and offshore rigs and production facilities. Deepwater environments require OSVs with capabilities that allow them to more effectively support drilling and related subsea construction projects that occur far from shore, in deepwater and increasingly at extreme well depths. In order to best serve these projects, we have designed our various classes of new generation vessels in a manner that seeks to maximize their liquid mud and dry bulk cement capacities, as well as their open larger areas of open deck space. Deepwater operations also require vessels having dynamic positioning, or anchorless station-keeping capability, driven primarily by safety concerns that preclude vessels from physically mooring to floating deepwater installations. DP systems have experienced steady increases in technology over time with the highest DP rating currently being DP-3. The number following the DP notation generally indicates the degree of redundancy built into the vessel’s systems and the range of usefulness of the vessel in deepwater construction and subsea operations. Higher numbers represent greater DP capabilities. Today, deepwater drilling operations in the GoM overwhelmingly prefer a DP-2 notation and a vessel with 2,500 DWT capacity or greater. We consider these vessels to be high-spec new generation OSVs. Currently, 52 of our vessels are DP-2 and two are DP-3. All four of the remaining MPSVs contracted to be constructed under our fifth OSV newbuild program are expected to be DP-2. Ultra-deepwater projects, which occur in waters of greater than 5,000 feet, are driving a need for DP-2 vessels with very large capacities. The distance of these projects from shore, together with their water and well depths dictate the use of massive volumes of bulk drilling materials and related supplies. The OSVs that have been delivered as part of our fifth OSV newbuild program are among the largest in the world. With DWT capacities of 5,500 DWT to 6,200 DWT, we believe these ultra high-spec vessels provide our ultra-deepwater drilling customers vessel solutions that help them to maximize efficiencies and improve the logistical challenges prevalent in their projects.
Vessels that do not carry a DP-2 notation or have less than 2,500 DWT capacity typically operate in more shallow U.S. waters or in foreign locations in which DP-2 has not yet emerged as the dominant standard. Currently, 14 of our vessels are DP-1, comprising 10% of our fleet by DWT. The remaining 90% of our fleet is considered high-spec, including 58% of our overall fleet that is ultra high-spec.
MPSVs
MPSVs also support the deepwater activities of the energy industry. MPSVs are distinguished from OSVs in that they are significantly larger and more specialized vessels that are principally used for IRM activities, such as the subsea installation of well heads, risers, jumpers, umbilicals and other equipment placed on the seafloor. MPSVs are also utilized in connection with the setting of pipelines, the commissioning and de-commissioning of offshore facilities, the maintenance and/or repair of subsea equipment and the intervention of such wells, well testing and flow-back operations and other sophisticated deepwater operations. To perform these various functions, MPSVs are or can be equipped with a variety of lifting and deployment systems, including large capacity cranes, winches or reel systems, well intervention equipment, ROVs and accommodation facilities. The typical MPSV is outfitted with one or more deepwater cranes employing active heave compensation technology, one or more ROVs and accommodations for the offshore crew, including customer personnel. MPSVs can also be outfitted as a flotel to provide accommodations to large numbers of offshore construction and technical personnel involved in large-scale offshore projects, such as the commissioning of a floating offshore production facility. When in a flotel mode, the MPSV provides living quarters for personnel, catering, laundry, medical services, recreational facilities and offices. In addition, flotels coordinate and help to provide the facilities necessary for the offshore workers being accommodated to safely move from the vessel to other offshore structures being supported through the use of articulated gangways that allow personnel to "walk to work." Generally, MPSVs command higher day rates than OSVs due to their significantly larger relative size and versatility, as well as higher construction and operating costs.
370 class MPSVs
We have devised MPSVs that, in addition to the array of services described above, are also capable of being utilized to transport deck or bulk cargoes in capacities exceeding most other new generation OSVs. We own and operate two proprietary 370 class DP-2 new generation MPSVs with such capabilities. These MPSVs have approximately double the deadweight and three times the liquid mud barrel-capacity of one of our 265 class new generation OSVs and more than four times the liquid mud barrel-capacity of one of our 240 class new generation OSVs. Moreover, with their large tanks, these MPSVs have assisted in large volume deepwater well testing and flow-back operations, as well as supporting large drilling operations in remote or harsh conditions. Both of our 370 class MPSVs have certifications by the USCG that permit Jones Act-qualified operations as a supply vessel, industrial/construction vessel and as a petroleum and chemical tanker under subchapters “L”, “I”, “D”, and “O”, respectively. We believe that these vessels are not only the largest supply vessels in the world, but are also the only vessels in the world to have received all four of these certifications.
400 class and 310 class MPSVs
Until recently, due to a lack of Jones Act-qualified MPSVs, customers typically chartered an OSV to carry equipment to location, which was then installed by a foreign flag MPSV. By eliminating the need for two vessels, we believe our customers will improve efficiencies and mitigate operational risks. Our Jones Act-qualified MPSVs will include a heave-compensated, knuckle-boom crane, helideck, accommodations for approximately 90-100 persons and will be suitable for two or more work-class ROVs. Moreover, our Jones Act-qualified MPSVs will also be equipped with below-deck cargo tanks, allowing them to expand their mission utility to include services more typically provided by OSVs.
We recently announced upgrades to the four remaining MPSVs under construction in our ongoing newbuild program. These four vessels are under construction at two shipyards. The modifications to the first two MPSVs, which are expected to be delivered in the second and third quarters of 2016, will increase the berthing capacity, expand the cargo-carrying capabilities and expand the work area for ROVs. The modifications to the other two MPSVs will include the addition of a 60-foot mid-body plug, installation of an additional crane, increased berthing capacity, expanded cargo-carrying capacities and expanded work areas for ROVs. These two 400 class MPSVs are scheduled to be delivered in the second and fourth quarters of 2017. Because all four of these MPSVs are Jones Act-qualified, we expect that they will enable our customers to transport equipment from shore to the installation site to be installed by the MPSV. We believe that, once delivered, the 400 class MPSVs will be the largest and most capable Jones Act-qualified MPSVs available on the market.

We also outfitted one of our 310 class OSVs that was placed in service under our ongoing newbuild program as a 310 class MPSV in flotel configuration. This new U.S.-flagged, Jones Act-qualified MPSV includes a 35-ton knuckle-boom crane, a motion-compensated gangway and accommodations for 194 persons. Being Jones Act-qualified will give it mission flexibility that foreign flag flotels lack in the GoM.
430 class
We also operate the HOS Iron Horse and HOS Achiever, which are 430 class DP-3 new generation MPSVs. A DP-3 notation requires greater vessel and ship-system redundancies. DP-3 systems also include separate vessel compartments with fire-retardant walls for generators, prime movers, switchboards and most other DP components. These 430 class MPSVs are designed to handle a variety of global offshore energy applications, many of which are not dependent on the exploratory rig count. They are excellent platforms for those specialty services described above for our 370 class MPSVs with the exception of handling liquid cargoes. The HOS Iron Horse and the HOS Achiever are not U.S.-flagged vessels, however, they can engage in certain legally permissible operations in the U.S. that do not constitute coastwise trade. The HOS Achiever had previously operated as a flotel, but during the fourth quarter of 2013, the HOS Achiever's capabilities were expanded with the outfitting of additional accommodations for up to 270 personnel onboard, including the vessel's marine crew, hotel and catering staff. The increased accommodations allow this vessel to support the commissioning of deepwater installations around the world. Because flotel services do not typically involve the transportation of passengers, foreign-flag vessels, such as our 430 class MPSVs, can provide this service in the U.S.
We believe that our reputation for safety and technologically superior vessels, combined with our size and scale in certain core markets relative to our public company OSV peer group, enhance our ability to compete for work awarded by large international oil and gas producers, who are among our primary customers. Approximately 90% of our total forward-contracted revenue is currently with major oil companies, national oil companies, and the U.S. government. These customers demand a high level of safety and technological advancements to meet the more stringent regulatory standards in the GoM. As our customers’ needs and requirements become more demanding, we expect that smaller vessel operators may struggle to meet these standards.

The following table provides information, as of February 17, 2016, regarding our fleet of 62 new generation OSVs, six MPSVs, four MPSVs yet to be delivered under our fifth OSV newbuild program that we own, and the four new generation OSVs that we manage for the U.S. Navy.
Our Vessels

Name(1)	Design	Current Service Function	Current Location	In-Service Date	Deadweight (long tons)	Liquid Mud Capacity (barrels)	Brake Horsepower	DP Class(2)
OWNED VESSELS:
MPSVs
HOS Iron Horse	430	Multi-Purpose (FF)	GoM	Nov 2009	9,000	n/a	8,000	DP-3
HOS Achiever	430	Flotel (FF)	GoM	Oct 2008	8,500	n/a	8,000	DP-3
HOS Warhorse	400ES	Multi-Purpose	TBD	2Q2017 est.(3)	6,200 est	14,100 est.	9,000 est.	DP-2
HOS Wild Horse	400ES	Multi-Purpose	TBD	4Q2017 est.(3)	6,200 est.	14,100 est.	9,000 est.	DP-2
HOS Centerline	370	Multi-Purpose	GoM	Mar 2009	8,000	32,000	6,000	DP-2
HOS Strongline	370	Multi-Purpose	GoM	Mar 2010	8,000	32,000	6,000	DP-2
HOS Bayou	310	Multi-Purpose	GoM	Dec 2014	5,600	20,000	7,300	DP-2
HOS Warland	310ES	Multi-Purpose	TBD	2Q2016 est.(3)	6,200 est.	20,000 est.	9,000 est.	DP-2
HOS Woodland	310ES	Multi-Purpose	TBD	3Q2016 est.(3)	6,200 est.	20,000 est.	9,000 est.	DP-2
HOS Riverbend	300	Flotel	GoM	Feb 2014	5,500	21,100	6,700	DP-2
OSVs
300 class (Over 5,000 DWT)
HOS Commander	320	Supply	Latin America	Nov 2013	6,100	21,000	6,100	DP-2
HOS Carolina	320	Supply	GoM	Feb 2014	6,100	21,000	6,100	DP-2
HOS Claymore	320	Supply	GoM	Mar 2014	6,100	21,000	6,100	DP-2
HOS Captain	320	Supply	GoM	Jul 2014	6,100	21,000	6,100	DP-2
HOS Clearview	320	Supply	GoM	Aug 2014	6,100	21,000	6,100	DP-2
HOS Crockett	320	Supply	GoM	Dec 2014	6,100	21,000	6,100	DP-2
HOS Caledonia	320	Supply	GoM	Jan 2015	6,100	21,000	6,100	DP-2
HOS Crestview	320	Supply	GoM	Feb 2015	6,100	21,000	6,100	DP-2
HOS Cedar Ridge	320	Supply	GoM	Nov 2015	6,100	21,000	6,100	DP-2
HOS Carousel	320	Supply	GoM	June 2015	6,100	21,000	6,100	DP-2
HOS Black Foot	310	Supply	GoM	Jul 2014	6,200	21,500	7,300	DP-2
HOS Black Rock	310	Supply	GoM	Aug 2014	6,200	21,500	7,300	DP-2
HOS Black Watch	310	Supply	GoM	Oct 2014	6,200	21,500	7,300	DP-2
HOS Brass Ring	310	Supply (FF)	Latin America	Jan 2016	6,200	21,500	7,300	DP-2
HOS Briarwood	310	Supply	GoM	Jan 2016	6,200	21,500	7,300	DP-2
HOS Red Dawn	300	Supply	GoM	Jun 2013	5,500	21,000	6,700	DP-2
HOS Red Rock	300	Supply	GoM	Oct 2013	5,500	21,000	6,700	DP-2
HOS Renaissance	300	Supply	GoM	Nov 2013	5,500	21,000	6,700	DP-2
HOS Coral	290	Supply	GoM	Mar 2009	5,600	15,200	6,100	DP-2
280 class (3,500 to 5,000 DWT)
HOS Ridgewind	265	Supply	Middle East	Nov 2001	3,756	10,700	6,700	DP-2
HOS Brimstone	265	Stacked	GoM	Jun 2002	3,756	10,400	6,700	DP-2
HOS Stormridge	265	Stacked	GoM	Aug 2002	3,756	10,400	6,700	DP-2
HOS Sandstorm	265	Stacked	GoM	Oct 2002	3,756	10,400	6,700	DP-2
240 class (2,500 to 3,500 DWT)
HOS Saylor	240	Well Stimulation (FF)	Mexico	Oct 1999	3,322	n/a	8,000	DP-1
HOS Navegante	240	Stacked (FF)	GoM	Jan 2000	3,322	6,000	7,845	DP-2
HOS Resolution	250 EDF	Stacked	GoM	Oct 2008	2,950	8,300	6,000	DP-2
HOS Mystique	250 EDF	ROV Support	GoM	Jan 2009	2,950	8,300	6,000	DP-2
HOS Pinnacle	250 EDF	Stacked	GoM	Feb 2010	2,950	8,300	6,000	DP-2
HOS Windancer	250 EDF	Stacked	GoM	May 2010	2,950	8,300	6,000	DP-2
HOS Wildwing	250 EDF	Stacked	GoM	Sept 2010	2,950	8,300	6,000	DP-2
HOS Bluewater	240 ED	Stacked	GoM	Mar 2003	2,850	8,300	4,000	DP-2
HOS Gemstone	240 ED	Stacked	GoM	Jun 2003	2,850	8,300	4,000	DP-2
HOS Greystone	240 ED	Stacked	GoM	Sep 2003	2,850	8,300	4,000	DP-2
HOS Silverstar	240 ED	Stacked	GoM	Jan 2004	2,850	8,300	4,000	DP-2
HOS Polestar	240 ED	Stacked	GoM	May 2008	2,850	8,300	4,000	DP-2
HOS Shooting Star	240 ED	Stacked	GoM	Jul 2008	2,850	8,300	4,000	DP-2
HOS North Star	240 ED	Stacked	GoM	Nov 2008	2,850	8,300	4,000	DP-2
HOS Lode Star	240 ED	Stacked	GoM	Feb 2009	2,850	8,300	4,000	DP-2
HOS Silver Arrow	240 ED	Stacked	Other U.S.	Oct 2009	2,850	8,300	4,000	DP-2
HOS Sweet Water	240 ED	Stacked	GoM	Dec 2009	2,850	8,300	4,000	DP-2

Name(1)	Design	Current Service Function	Current Location	In-Service Date	Deadweight (long tons)	Liquid Mud Capacity (barrels)	Brake Horsepower	DP Class(2)
HOS Beignet	S240 E	Stacked	GoM	May 2013(4)	2,800	8,000	4,000	DP-2
HOS Boudin	S240 E	Stacked	GoM	May 2013(4)	2,700	8,000	4,000	DP-2
HOS Bourre'	S240 E	Stacked	GoM	Sep 2013(4)	2,800	8,000	4,000	DP-2
HOS Coquille	S240 E	Stacked	GoM	Sep 2013(4)	2,700	8,000	4,000	DP-2
HOS Cayenne	S240 E	Stacked	GoM	Nov 2013(4)	2,800	8,000	4,000	DP-2
HOS Chicory	S240 E	Stacked	GoM	Nov 2013(4)	2,700	8,000	4,000	DP-2
200 class (1,500 to 2,500 DWT)
HOS Innovator	240 E	Stacked	GoM	Apr 2001	2,380	5,500	4,500	DP-2
HOS Dominator	240 E	Military	Other U.S.	Feb 2002	2,380	6,400	4,500	DP-2
HOS Deepwater	240	Supply (FF)	Mexico	Nov 1999	2,250	6,300	4,500	DP-1
HOS Cornerstone	240	Stacked	GoM	Mar 2000	2,250	6,300	4,500	DP-2
HOS Beaufort	200	Stacked	GoM	Mar 1999	2,250	4,100	4,200	DP-1
HOS Hawke	200	Well Stimulation (FF)	Mexico	Jul 1999	2,250	4,100	4,200	DP-1
HOS Douglas	200	Stacked	GoM	Apr 2000	2,250	4,100	4,200	DP-1
HOS Nome	200	Stacked	GoM	Aug 2000	2,250	4,100	4,200	DP-1
HOS Crossfire	200	Supply (FF)	Mexico	Nov 1998	1,750	3,600	4,000	DP-1
HOS Super H	200	Stacked	GoM	Jan 1999	1,750	3,600	4,000	DP-1
HOS Brigadoon	200	Supply (FF)	Mexico	Mar 1999	1,750	3,600	4,000	DP-1
HOS Thunderfoot	200	Supply (FF)	Mexico	May 1999	1,750	3,600	4,000	DP-1
HOS Dakota	200	Supply (FF)	Mexico	Jun 1999	1,750	3,600	4,000	DP-1
HOS Explorer	220	Stacked	GoM	Feb 1999	1,607	3,100	3,900	DP-1
HOS Voyager	220	Stacked	GoM	May 1998	1,607	3,100	3,900	DP-1
HOS Pioneer	220	Stacked	GoM	Jun 2000	1,607	3,100	4,200	DP-1

MANAGED VESSELS:
240 class (2,500 to 3,500 DWT)
Black Powder	250 EDF	Military	Other U.S.	Jun 2009	2,900	8,300	6,000	DP-2
Westwind	250 EDF	Military	Other U.S.	Jun 2009	2,900	8,300	6,000	DP-2
Eagleview	250 EDF	Military	Other U.S.	Oct 2009	2,900	8,300	6,000	DP-2
Arrowhead	250 EDF	Military	Other U.S.	Jan 2009	2,900	8,300	6,000	DP-2

FF—foreign-flagged
TBD—to be determined

(1)	Excludes one conventional OSV acquired with the Sea Mar Fleet in August 2007. This vessel, the Cape Breton, is considered a non-core asset and is currently inactive.

(2)
“DP-1,” “DP-2” and “DP-3” mean various classifications, or equivalent, of dynamic positioning systems on new generation vessels to automatically maintain a vessel’s position and heading through anchor-less station keeping.

(3)	These vessels are currently being constructed under our fifth OSV newbuild construction program with anticipated in-service dates during 2016 and 2017.

(4)
These six vessels were converted into 240 class DP-2 OSVs as part of our 200 class OSV retrofit program. These six vessels were originally constructed and placed in service in their prior 200 class DP-1 configuration in 1999 or 2000 and were acquired by us in August 2007.

We own long-term lease rights to two adjacent shore-base facilities located in Port Fourchon, Louisiana, named HOS Port. Port Fourchon’s proximity to the deepwater GoM provides a strategic logistical advantage for servicing drilling rigs, production facilities and other offshore installations and sites. Developed as a multi-use facility, Port Fourchon has historically been a land base for offshore oil support services and the Louisiana Offshore Oil Port, or LOOP. According to industry sources, Port Fourchon services nearly all deepwater rigs and almost half of all shallow water rigs in the GoM. The HOS Port facility has three years remaining on its current leases and three additional five-year renewal options on each parcel. The combined acreage of HOS Port is approximately 60 acres with total waterfront bulkhead of nearly 3,000 linear feet. HOS Port not only supports our existing fleet and customers’ deepwater logistics requirements, but it underscores our long-term commitment to and our long-term outlook for the deepwater GoM.
Principal Markets
OSVs and MPSVs operate worldwide, but are generally concentrated in relatively few offshore regions with high levels of exploration and development activity, such as the GoM, the North Sea, Southeast Asia, West Africa, Latin America, and the Middle East. Our core geographic markets are the GoM, Mexico and Brazil. In these markets we provide services to several major integrated oil companies as well as mid-size and large independent oil companies with deepwater and ultra-deepwater activities and to national oil companies such as PEMEX and Petrobras. We also occasionally operate in select international markets, which have included the rest of Latin America, West Africa, the Mediterranean Sea, the Black Sea and the Caribbean basin. We are often subcontracted by other oilfield service companies, both in the GoM and internationally, to provide a new generation fleet that enables them to render offshore oilfield services, such as well stimulation or other enhanced oil recovery activities, diving and ROV operations, construction, installation, maintenance, repair and decommissioning services. We also provide a specialized application of our new generation OSVs for use by the United States military.
While there is some vessel migration between regions, key factors such as mobilization costs, vessel suitability and government statutes prohibiting foreign-flagged vessels from operating in certain waters, or coastwise cabotage laws such as the Jones Act, can limit the migration of OSVs. Because MPSVs are generally utilized for non-cargo operations, they are less limited by cabotage laws. Demand for OSVs, as evidenced by dayrates and utilization rates, is primarily related to offshore oil and natural gas exploration, development and production activity. Such activity is influenced by a number of factors, including the actual and forecasted price of oil and natural gas, the level of drilling permit activity, capital budgets of offshore exploration and production companies, and repair and maintenance needs in the deepwater oilfield.
Offshore exploration and production activities are increasingly focused on deep wells (as defined by total well depth rather than water depth), whether on the Outer Continental Shelf or in the deepwater or ultra-deepwater. These types of wells require high-specification equipment and have resulted in an on-going newbuild cycle for drilling rigs and for OSVs. As a result of the projected deepwater drilling activity levels worldwide, there were 68 floating rigs under construction or on order on February 17, 2016 and, as of that date, there were options outstanding to build 22 additional floating rigs. In addition, on that date, there were 123 high-spec jack-up rigs under construction or on order worldwide, and there were options outstanding to build 45 additional high-spec jack-up rigs. Each drilling rig working on deep-well projects typically requires more than one OSV to service it, and the number of OSVs required is dependent on many factors, including the type of activity being undertaken, the location of the rig and the size and capacity of the OSVs. During normal operating conditions, based on the historical data for the number of floating rigs and OSVs working, we believe that two to four OSVs per rig are required in the GoM and even more OSVs are necessary per rig in Brazil where greater logistical challenges result in longer vessel turnaround times to service drill sites. Typically, during the initial drilling stage, more OSVs are required to supply drilling mud, drill pipe and other materials than at later stages of the drilling cycle. In addition, generally more OSVs are required the farther a drilling rig is located from shore. Under normal weather conditions, the transit time to deepwater drilling rigs in the GoM and Brazil can typically range from six to 24 hours for a new generation vessel. In Brazil, transit time for a new generation vessel to some of the newer, more logistically remote deepwater drilling rig locations are more appropriately measured in days, not hours. In addition to drilling rig support, deepwater and ultra-deepwater exploration and production activities will result in the expansion of other specialty-service offerings for our vessels. These markets include subsea construction support, installation, IRM work, and life-of-field services, which include well-stimulation, workovers and decommissioning.
Our charters are the product of either direct negotiation or a competitive proposal process, which evaluates vessel capability, availability and price. Our primary method of chartering in the GoM is through direct vessel negotiations with our customers on either a long-term or spot basis. In the international market, we sometimes charter through local entities in order to comply with cabotage or other local requirements. Some charters are solicited by customers through international vessel brokerage firms, which earn a commission that is customarily paid by the vessel owner. Our U.S. Navy charter was the product of a competitive procurement process conducted by the Military Sealift Command and our operations and management agreement was a sole source selection based upon certain capabilities that are unique to the Company. All of our charters, whether long-term or spot, are priced on a dayrate basis, whereby for each day that the vessel is under contract to the customer, we earn a fixed amount of charter-hire for making the vessel available for the customer’s use. Many long-term contracts and all government, including national oil company, charters contain early termination options in favor of the customer; however, some have fees designed to discourage early termination. Long-term charters sometimes contain provisions that permit us to increase our dayrates in order to be compensated for certain increased operational expenses or regulatory changes.
Competition
The offshore support vessel industry is highly competitive. Competition primarily involves such factors as:

•	quality, capability and age of vessels;

•	quality, capability and nationality of the crew members;

•	ability to meet the customer’s schedule;

•	safety record, reputation, experience and;

•	price.

Our high-spec OSVs are predominately U.S.-flagged vessels, which qualify them under the Jones Act to engage in domestic coastwise trade. The Jones Act restricts the ability of vessels that are foreign-built, foreign-owned, foreign-crewed or foreign-flagged from engaging in coastwise trade in the United States including its territories, like Puerto Rico. The transportation services typically provided by OSVs constitute coastwise trade as defined by the Jones Act. Consequently, competition for our services in the GoM is largely restricted to other U.S. vessel owners and operators, both publicly and privately held. We believe that we operate the second largest fleet by DWT of new generation Jones Act-qualified OSVs in the United States. See "Item 1A-Risk Factors" for a more detailed discussion of the Jones Act. Internationally, our OSVs compete against other U.S. owners, as well as foreign owners and operators of OSVs. Some of our international competitors may benefit from a lower cost basis in their vessels, which are usually not constructed in U.S. shipyards, as well as from lower crewing costs and favorable tax regimes. While foreign vessel owners cannot engage in U.S. coastwise trade, some cabotage laws in other parts of the world permit temporary waivers for foreign vessels if domestic vessels are unavailable. We and other U.S. and foreign vessel owners have been able to obtain such waivers in the foreign jurisdictions in which we operate.
Many of the services provided by MPSVs do not involve the transportation of merchandise and therefore are generally not considered coastwise trade under U.S. and foreign cabotage laws. Consequently, our MPSVs face, and the HOSMAX MPSVs being constructed under our fifth OSV newbuild program will face, competition from both foreign-flagged vessels and U.S.-flagged vessels for non-coastwise trade activities. However, because our MPSVs will be Jones Act-qualified, we believe our customers will achieve greater efficiency as our MPSVs will eliminate the need for customers to separately charter a Jones Act-qualified vessel to transport project cargo from a U.S. point to an installation site. In addition, our U.S.-flagged MPSVs will compete for projects with other international MPSVs as well as participate in the GoM and international OSV markets as large-capacity carriers of drilling fluids, petroleum products and deck cargos in support of deep-well exploration, development and production operations. Competition in the MPSV industry is significantly affected by the particular capabilities of a vessel to meet the requirements of a customer’s project. While operating in the GoM, our foreign-flagged DP-3 MPSVs are required to utilize U.S. crews while foreign-owned vessels have historically been allowed to employ non-U.S. mariners, often from low-wage nations. U.S. crews are often more expensive than foreign crews. Also, foreign MPSV owners may have more favorable tax regimes than ours. Consequently, prices for foreign-owned MPSVs in the GoM are often lower than prices we can charge. Finally, some potential MPSV customers are also owners of MPSVs that will compete with our vessels. However, we have, for some time, observed a clear preference by our customers for a “one-stop” Jones Act solution, which would provide improved efficiencies, derived from a single U.S.-flagged vessel as well as greater regulatory certainty as compliance questions continue to arise from the use of foreign-flagged vessels in the subsea GoM. In the post-Macondo GoM, we see this Jones Act preference as a long-term trend, not only for construction vessels but for vessels of all types working offshore.
We continue to observe intense scrutiny by our customers on the safety and environmental management systems of vessel operators. As a consequence, we believe that deepwater customers are increasingly biased towards companies that have demonstrated a financial and operational commitment and capacity to employ such systems. We believe this trend will, over time, make it difficult for small enterprises to compete effectively in the deepwater OSV and MPSV markets. Additionally, we have observed less willingness by operators to utilize DP-1 vessels in deepwater operations in the GoM. This trend will likely result in the retirement of non-DP vessels and a migration of DP-1 vessels to non-deepwater regions, such as the shelf, and certain international regions. In 2014, PEMEX announced its intention to use only vessels that are less that 15 years old. We and other market participants in Mexico, however, have successfully challenged this restriction, but PEMEX may renew its attempt in the future.
Although some of our principal competitors are larger, have greater financial resources and have more extensive international operations than we do, we believe that our financial strength, operating capabilities and reputation for quality and safety enable us to compete effectively with other fleets in the market areas in which we operate or intend to operate. In particular, we believe that the relatively young age and advanced features of our OSVs and MPSVs provide us with a competitive advantage. The ages of our high-spec new generation OSVs range from less than one year to 17 years with a weighted-average fleet age, based on DWT, of seven years. In fact, over 60% of our active new generation OSVs have been placed in-service since January 1, 2008. The average age of the industry’s conventional U.S.-flagged OSV fleet is approximately 35 years and domestic new generation OSV fleet is approximately nine years. We believe that most of these older vessels are cold-stacked and many of them have been or will be permanently retired in the next few years due to physical and economic obsolescence. Worldwide competition for new generation vessels has been impacted in recent years by the increase in newbuild OSVs placed in-service to address greater customer interest in deep-well, deepwater and ultra-deepwater drilling activity. Upon completion of our fifth OSV newbuild program, we expect to own a fleet of 72 Upstream vessels of which 90% will be DP-2 or DP-3 with a weighted-average fleet age, based on DWT, of eight years in 2017.

Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees could impact our ability to manage, maintain and grow our business. In crewing our vessels, we require skilled employees who can perform physically demanding work. As the result of our stacking 33 vessels since October 2014, we have reduced our mariner headcount significantly. When these stacked vessels return to service, we will need to hire and train mariners to operate our vessels.
CUSTOMER DEPENDENCY
Our customers are generally limited to large, independent, integrated or nationally-owned energy companies. These firms are relatively few in number. The percentage of revenues attributable to a customer in any particular year depends on the level of oil and natural gas exploration, development and production activities undertaken, the availability and suitability of our vessels for the customer’s projects or products and other factors, many of which are beyond our control. For the year ended December 31, 2015, Royal Dutch Shell plc (including worldwide affiliates) and Seabed Geosolutions (US) Inc. each accounted for 10% or more of our consolidated revenues. For a discussion of significant customers in prior periods, see Note 12 to our consolidated financial statements.
GOVERNMENT REGULATION
Environmental Laws and Regulations
Our operations are subject to a variety of federal, state, local and international laws and regulations regarding the discharge of materials into the environment or otherwise relating to environmental protection. The requirements of these laws and regulations have become more complex and stringent in recent years and may, in certain circumstances, impose strict liability, rendering a company liable for environmental damages and remediation costs without regard to negligence or fault on the part of such party. Aside from possible liability for damages and costs including natural resource damages associated with releases of oil or hazardous materials into the environment, such laws and regulations may expose us to liability for the conditions caused by others or even acts of ours that were in compliance with all applicable laws and regulations at the time such acts were performed. Failure to comply with applicable laws and regulations may result in the imposition of administrative, civil and criminal penalties, revocation of permits, issuance of corrective action orders and suspension or termination of our operations. Moreover, it is possible that future changes in the environmental laws, regulations or enforcement policies that impose additional or more restrictive requirements or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to us and could have a material adverse effect on our financial condition, results of operations or cash flows. We believe that we are in substantial compliance with currently applicable environmental laws and regulations.
OPA 90 and regulations promulgated pursuant thereto amend and augment the oil spill provisions of the Clean Water Act and impose a variety of duties and liabilities on “responsible parties” related to the prevention and/or reporting of oil spills and damages resulting from such spills in or threatening U.S. Waters, including the Outer Continental Shelf or adjoining shorelines. A “responsible party” includes the owner or operator of an onshore facility, pipeline or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA 90 assigns liability to each responsible party for containment and oil removal costs, as well as a variety of public and private damages including the costs of responding to a release of oil, natural resource damages, damages for injury to, or economic losses resulting from, destruction of real or personal property of persons who own or lease such affected property. For any vessels, other than “tank vessels,” that are subject to OPA 90, the liability limits are the greater of $1,100 per gross ton or $939,800. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. In addition, for vessels carrying crude oil from a well situated on the Outer Continental Shelf, the limits apply only to liability for damages (e.g. natural resources, real or personal property, subsistence use, reserves, profits and earnings capacity, and public services damages). The owner or operator of such vessel is liable for all removal costs resulting from a discharge without limits. If the party fails to report a spill or to cooperate fully in the cleanup, the liability limits likewise do not apply and certain defenses may not be available. Moreover, OPA 90 imposes on responsible parties the need for proof of financial responsibility to cover at least some costs in a potential spill. As required, we have provided satisfactory evidence of financial responsibility to the USCG for all of our vessels over 300 tons.

OPA 90 also imposes ongoing requirements on a responsible party, including preparedness and prevention of oil spills and preparation of an oil spill response plan. We have engaged the Marine Spill Response Corporation to serve as our Oil Spill Removal Organization for purposes of providing oil spill removal resources and services for our operations in U.S. waters as required by the USCG. In addition, our Tank Vessel Response Plan and Non-Tank Vessel Response Plan have been approved by the USCG.

The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the United States. The Clean Water Act also provides for civil, criminal and administrative penalties for any unauthorized discharge of oil or other hazardous substances in reportable quantities and imposes liability for the costs of removal and remediation of an unauthorized discharge, including the costs of restoring damaged natural resources. Many states have laws that are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum in reportable quantities. Our OSVs routinely transport diesel fuel to offshore rigs and platforms and also carry diesel fuel for their own use. Our OSVs also transport bulk chemical materials used in drilling activities and liquid mud, which contain oil and oil by-products. We maintain vessel response plans as required by the Clean Water Act to address potential oil and fuel spills.
The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as “CERCLA” or “Superfund,” and similar laws impose liability for releases of hazardous substances into the environment. CERCLA currently exempts crude oil from the definition of hazardous substances for purposes of the statute, but our operations may involve the use or handling of other materials that may be classified as hazardous substances. CERCLA assigns strict liability to each responsible party for response costs, as well as natural resource damages. Under CERCLA, responsible parties include not only owners and operators of vessels but also any person who arranged for the disposal or treatment, or arranged with a transporter for transport for disposal or treatment of hazardous substances, and any person who accepted hazardous substances for transport to disposal or treatment facilities. Thus, we could be held liable for releases of hazardous substances that resulted from operations by third parties not under our control or for releases associated with practices performed by us or others that were standard in the industry at the time.
The Resource Conservation and Recovery Act regulates the generation, transportation, storage, treatment and disposal of onshore hazardous and non-hazardous wastes and requires states to develop programs to ensure the safe treatment, storage and disposal of wastes. We generate non-hazardous wastes and small quantities of hazardous wastes in connection with routine operations. We believe that all of the wastes that we generate are handled in all material respects in compliance with the Resource Conservation and Recovery Act and analogous state statutes.
The USCG published its final Ballast Rule on March 23, 2012, which became effective on June 21, 2012, and the United States EPA renewed the Vessel General Permit under the National Pollutant Discharge Elimination System on December 19, 2013. These regulations require all our existing vessels to meet certain standards pertaining to ballast water discharges, on certain dates between January 2014 and January 2016. An exemption to certain compliance requirements is provided for vessels that operate within an isolated geographic region, as determined by the USCG. Most of our vessels operating in the GoM are exempt from the ballast water treatment requirements. However, for non-exempt vessels, ballast water treatment equipment may be required to be utilized on the vessel. As of February 26, 2016, the USCG has not approved any ballast water treatment systems and, as a result, it has granted extensions for compliance with such ballast water treatment requirements. We have currently estimated the cost of compliance to be approximately $250,000 per non-exempt vessel that may be fitted with a system.
The EPA also imposed emissions regulations affecting vessels that operate in the United States. These regulations impose standards that may require modifications to our vessels at a cost that we have as yet been unable to estimate. Moreover, the EPA’s decision to regulate “greenhouse gases” as a pollutant may result in further regulations and compliance costs.
Climate Change
Greenhouse gas emissions have increasingly become the subject of international, national, regional, state and local attention. The EPA has adopted regulations under the Clean Air Act that require new and existing industrial facilities to obtain permits for carbon dioxide equivalent emissions above emission thresholds. In addition, the EPA adopted rules that mandate reporting of greenhouse gas data and other information by i) industrial sources, ii) suppliers of certain products, and iii) facilities that inject carbon dioxide underground. To the extent that these regulations may apply, we could be responsible for costs associated with complying with such regulations. Cap and trade initiatives to limit greenhouse gas emissions have been introduced in the European Union. Similarly, numerous bills related to climate change have been introduced in the U.S. Congress, which could adversely impact most industries. In addition, future regulation of greenhouse gas could occur pursuant to future treaty obligations, statutory or regulatory changes or new climate change legislation in the jurisdictions in which we operate. It is uncertain whether any of these initiatives will be implemented. However, based on published media reports, we believe that it is unlikely that the current proposed initiatives in the U.S. will be implemented without substantial modification. If such initiatives are implemented, we do not believe that such initiatives would have a direct, material adverse effect on our operating results.

Restrictions on greenhouse gas emissions or other related legislative or regulatory enactments could have an effect in those industries that use significant amounts of petroleum products, which could potentially result in a reduction in demand for petroleum products and, consequently and indirectly, our offshore transportation and support services. We are currently unable to predict the manner or extent of any such effect. Furthermore, one of the asserted long-term physical effects of climate change may be an increase in the severity and frequency of adverse weather conditions, such as hurricanes, which may increase our insurance costs or risk retention, limit insurance availability or reduce the areas in which, or the number of days during which, our customers would contract for our vessels in general and in the GoM in particular. We are currently unable to predict the manner or extent of any such effect.
EMPLOYEES
On December 31, 2015, we had 1,233 employees, including 975 operating personnel and 258 corporate, administrative and management personnel. Excluded from these personnel totals are 212 third-country nationals that we contracted to serve on our vessels as of December 31, 2015. These non-U.S. mariners are typically provided by international crewing agencies. With the exception of 137 employees located in Brazil and Mexico, none of our employees are represented by a union or employed pursuant to a collective bargaining agreement or similar arrangement. We have not experienced any strikes or work stoppages, and our management believes that we continue to experience good relations with our employees.
GEOGRAPHIC AREAS
The table below presents revenues by geographic region for the past three fiscal years (in thousands):

	Year Ended December 31,
	2015	2014	2013
United States	$328,262	$490,314	$415,898
International	147,808	144,479	132,247
	$476,070	$634,793	$548,145
The table below presents net property, plant and equipment by geographic region for the past three fiscal years (in thousands):

	December 31,
	2015	2014	2013
United States	$2,218,646	$2,052,145	$1,913,293
International	356,015	407,341	212,081
	$2,574,661	$2,459,486	$2,125,374
Foreign Operations
Operating in foreign markets presents many political, social and economic challenges. Although we take measures to mitigate these risks, they cannot be completely eliminated. See "Item—1A Risk Factors" for a further discussion of the risks of operating in foreign markets.
SEASONALITY
Demand for our offshore support services is directly affected by the levels of offshore drilling and production activity. Budgets of many of our customers are based upon a calendar year, and demand for our services has historically been stronger in the second and third calendar quarters when allocated budgets are expended by our customers and weather conditions are more favorable for offshore activities. Many other factors, such as the expiration of drilling leases and the supply of and demand for oil and natural gas, may affect this general trend in any particular year. In addition, we typically have an increase in demand for our vessels to survey and repair offshore infrastructure immediately following major hurricanes or other named storms in the GoM.

WEBSITE AND OTHER ACCESS TO COMPANY REPORTS AND OTHER MATERIALS
Our website address is http://www.hornbeckoffshore.com. We make available on this website, free of charge, access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and amendments to those reports, as well as other documents that we file with, or furnish to, the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such documents are filed with, or furnished to, the Commission. We intend to use our website as a means of disclosing material non-public information and for complying with disclosure obligations under Regulation FD. Such disclosures will be included on our website under the heading “Investors—IR Home.” Accordingly, investors should monitor such portion of our website, in addition to following our press releases, Commission filings and public conference calls and webcasts. Periodically, we also update our investor presentations which can be viewed on our website. You may read and copy any materials we file with the Commission at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-732-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov. Our Corporate Governance Guidelines, Code of Conduct, titled "Navigating with Integrity," (which applies to all employees, including our Chief Executive Officer and certain Financial and Accounting Officers), Code of Business Conduct and Ethics for Members of the Board of Directors, and the charters for our Audit, Nominating/Corporate Governance and Compensation Committees, can all be found on the Investor Relations page of our website under “Corporate Governance”. We intend to disclose any changes to or waivers from the Code of Conduct that would otherwise be required to be disclosed under Item 5.05 of Form 8-K on our website. We will also provide printed copies of these materials to any stockholder upon request to Hornbeck Offshore Services, Inc., Attn: General Counsel, 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433. The information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings we make with the Commission.
ITEM 1A—Risk Factors
Our results of operations and financial condition can be adversely affected by numerous risks. You should carefully consider the risks described below as well as the other information we have provided in this Annual Report on Form 10-K. The risks described below are not the only ones we face. You should also consider the factors contained in our “Forward Looking Statements” disclaimer found on page ii of this Annual Report on Form 10-K. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.
As a result of the ongoing declines in oil prices that began in late 2014 and have continued through 2015 and into 2016, our clients have reduced and may further reduce spending on exploration and production projects, resulting in a decrease in demand for our services.
Oil and natural gas prices, and market expectations of potential changes in these prices, significantly impact the level of worldwide drilling and production services activities. Reduced demand for oil and natural gas or periods of surplus oil and natural gas generally result in lower prices for these commodities and often impact the economics of planned drilling projects and ongoing production projects, resulting in the curtailment, reduction, delay or postponement of such projects for an indeterminate period of time. When drilling and production activity and spending declines, both vessel dayrates and utilization for our vessels historically decline as well. This has been the case, beginning in October 2014 through 2015 and continuing in 2016.
Oil prices worldwide have dropped significantly. If the current depressed oil and natural gas prices persist for a prolonged period, or decline further, oil and gas exploration and production companies will likely cancel or curtail additional drilling programs and lower production spending on existing wells even more than they have already, thereby further reducing demand for our services.
Any prolonged reduction in the overall level of exploration and development activities, whether resulting from changes in oil and gas prices or otherwise, could materially and adversely affect us by negatively impacting:
•our revenues, cash flows and profitability;
•the fair market value of our vessels;
•our ability to maintain or increase our borrowing capacity;

•	our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital;
•the collectability of our receivables; and

•	our ability to retain skilled personnel whom we would need in the event of an upturn in the demand for our services.
If any of the foregoing were to occur, it could have a material adverse effect on our business and financial results.
Increases in the supply of vessels could decrease dayrates.
In addition to our fifth OSV newbuild program, which in nearing completion, certain of our competitors previously announced plans to construct new vessels to be deployed in domestic and foreign locations, thus adding to the available vessel capacity. A remobilization to the GoM oilfield of U.S.-flagged vessels currently operating in other regions or in non-oilfield applications would result in an increase in vessel capacity in the GoM, one of our core markets. Similarly, vessel capacity in foreign markets, including our core markets of Mexico and Brazil, may also be impacted by U.S.-flagged or other vessels migrating to such foreign locations. Further, a repeal, suspension or significant modification of the Jones Act, or the administrative erosion of its benefits, permitting vessels that are either foreign-flagged, foreign-built, foreign-owned, foreign-controlled or foreign-operated to engage in the U.S. coastwise trade, would also result in an increase in capacity. Any increase in the supply of OSVs or MPSVs, whether through new construction, refurbishment or conversion of vessels from other uses, remobilization or changes in law or its application, could not only increase competition for charters and lower utilization and dayrates, which would adversely affect our revenues and profitability, but could also worsen the impact of any downturn in the oil and gas industry on our results of operations and financial condition. Because some services provided by MPSVs are not protected by the Jones Act, foreign competitors may bring additional MPSVs to the GoM or build additional MPSVs that we will compete with domestically or internationally for such services.
The failure to successfully complete our fifth OSV newbuild program or repairs, maintenance and routine drydockings on-schedule and on-budget could adversely affect our financial condition and results of operations.
In November 2011, we commenced and later expanded our fifth OSV newbuild program. We contracted with three domestic shipyards on the Gulf Coast to construct a total of 19 new generation, high-spec OSVs, all of which have already been delivered, and five MPSVs, one of which has been delivered. We routinely engage shipyards to drydock our vessels for regulatory compliance and to provide repair and maintenance. Our vessel newbuild program and drydockings are subject to the risks of delay and cost overruns inherent in any large construction project, including shortages of equipment, lack of shipyard availability, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, including costs of steel, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. Significant delays under our fifth OSV newbuild program could have a material adverse effect on anticipated contract commitments or anticipated revenues. Significant delays with respect to other possible newbuild programs or the conversion or drydockings of vessels could result in similar adverse effects to our anticipated contract commitments or revenues. Significant cost overruns or delays for vessels under construction not adequately protected by liquidated damages provisions, in general could adversely affect our financial condition and results of operations.
Additional reductions in Petrobras' announced plans for exploration and production activities offshore
Brazil could have a material adverse effect on the market for high-spec OSVs.

Petrobras accounts for a substantial portion of global deepwater drilling activity and has publicly announced plans to reduce its investment in exploration and production activities by roughly $30 billion from 2015 through 2019. This reduction and any decision by Petrobras to further reduce the scope or pace of its announced exploration and production plans offshore Brazil could negatively impact the worldwide market for high-spec OSVs and could have a material adverse effect on our financial condition and results of operations.
The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond our control
Changes in, among others, the following factors can negatively impact our performance:

•	worldwide demand for oil and natural gas;

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	changes in capital spending budgets by our customers;

•	the ability of oil and gas companies to generate or otherwise obtain funds for exploration and production;

•	local and international political and economic conditions and policies;

•	unavailability of drilling rigs in our core markets of the GoM, Mexico and Brazil;

•	the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•	successful exploration for, and production and transportation of, oil and natural gas from onshore sources;

•	consolidation of oil and gas and oil service companies operating offshore;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	technological advances affecting energy production and consumption;

•	the ability or willingness of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels for oil;

•	oil and natural gas production levels by non-OPEC countries;

•	weather conditions; and

•	environmental and other regulations affecting our customers and their other service providers.
Since late 2014 we have observed a significant decline in oil prices, which has caused oil companies to announce and implement significant reductions in their capital spending programs, that is the source upon which much of our business activity depends. A prolonged reduction in oil prices could have a significant adverse and long-term impact on the Company’s financial condition and results of operations.
Intense competition in our industry could reduce our profitability and market share.
Contracts for our vessels are generally awarded on an intensely competitive basis. Some of our competitors, including diversified multinational companies, have substantially greater financial resources and larger operating staffs than we do. They may be better able to compete in making vessels available more quickly and efficiently, meeting the customer’s schedule and withstanding the effect of declines in dayrates and utilization rates. They may also be better able to weather a downturn in the oil and gas industry. As a result, we could lose customers and market share to these competitors. Some of our competitors may also be willing to accept lower dayrates in order to maintain utilization, which can have a negative impact on dayrates and utilization. Similarly, competition in various markets may also be impacted by U.S.-flagged vessels migrating in and out of foreign locations due to the pace of drilling permit activity in the GoM. Moreover, customer demand for vessels under our fifth OSV newbuild program may not be as strong as we have anticipated and our inability to obtain contracts on anticipated terms or at all may have a material adverse effect on our revenues and profitability.
We may not have the funds available or be able to obtain the funds necessary to meet the obligations relating to our fifth OSV newbuild program, our 2019 convertible senior notes, our 2020 senior notes, or our 2021 senior notes.
Under our fifth OSV newbuild program, we are spending approximately $1,335 million, excluding capitalized construction period interest, for the construction of vessels currently under contract, of which $1,201.7 million has been paid as of December 31, 2015. The amounts required to fund our fifth OSV newbuild program represent a substantial capital commitment. We expect the remaining obligations relating to this newbuild program to be paid, over time through 2017, based on construction milestones. Our 2019 convertible senior notes, our 2020 senior notes, and our 2021 senior notes, which collectively have a face value of $1,125 million, mature in September 2019, April 2020, and March 2021, respectively. In addition, upon the occurrence of certain change of control events, as defined in the indentures governing the 2020 senior notes and the 2021 senior notes, holders of such notes would have the right to require us to repurchase such notes at 101% of their principal amount, plus accrued and unpaid interest. Further, upon certain fundamental changes as defined in the indenture governing the 2019 convertible senior notes, holders of such notes would have the right to require us to repurchase such notes at 100% of their principal amount, plus any accrued and unpaid interest. To the extent that our cash on hand and cash flow from operations are not sufficient to meet these obligations as they come due, we plan to borrow on our currently undrawn credit facility, sell non-core assets and arrange for additional financing. Nevertheless, there can be no assurance that we will be able to sell our non-core assets or arrange for additional financing on acceptable terms. Failure to meet our obligations related to our fifth OSV newbuild program, our 2019 convertible senior notes, our 2020 senior notes, and our 2021 senior notes may result in the acceleration of our other indebtedness and result in a material adverse effect on our financial condition and results of operations.
We have grown, and may continue to grow, through acquisitions that give rise to risks and challenges that could adversely affect our future financial results.
We regularly consider possible acquisitions of single vessels, vessel fleets and businesses that complement our existing operations to enable us to grow our business. Acquisitions can involve a number of special risks and challenges, including:

•	diversion of management time and attention from our existing business and other business opportunities;

•	delays in closing or the inability to close an acquisition for any reason, including third party consents or approvals;

•	any unanticipated negative impact on us of disclosed or undisclosed matters relating to any vessels or operations acquired;

•	loss or termination of employees, including costs associated with the termination or replacement of those employees;

•	assumption of debt or other liabilities of the acquired business, including litigation related to the acquired business;

•	the incurrence of additional acquisition-related debt as well as increased expenses and working capital requirements;

•	dilution of stock ownership of existing stockholders;

•	increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act; and

•	substantial accounting charges for restructuring and related expenses, impairment of goodwill, amortization of intangible assets, and stock-based compensation expense.
Even if we consummate an acquisition, the process of integrating acquired operations into our own may result in unforeseen operating difficulties and costs and may require significant management attention and financial resources. In addition, integrating acquired businesses may impact the effectiveness of our internal controls over financial reporting. Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of utilization and profitability from acquired vessels or businesses or to realize other anticipated benefits of acquisitions.
We can give no assurance that we will be able to identify desirable acquisition candidates or that we will be successful in entering into definitive agreements or closing such acquisitions on satisfactory terms. An inability to acquire additional vessels or businesses may limit our growth potential.
The early termination of contracts on our vessels could have an adverse effect on our operations.
Some of the long-term contracts for our vessels and all contracts with governmental entities and national oil companies contain early termination options in favor of the customer; however, some have early termination remedies or other provisions designed to discourage the customers from exercising such options. We cannot assure that our customers would not choose to exercise their termination rights in spite of such remedies or the threat of litigation with us. Until replacement of such business with other customers, any termination could temporarily disrupt our business or otherwise adversely affect our financial condition and results of operations. We might not be able to replace such business on economically equivalent terms. In addition, during the current and prior downturns, we have experienced customers requesting contractual concessions even though contrary to existing contractual terms. While not legally required to give concessions, commercial considerations may dictate that we do so, given the relatively few deepwater customers operating in the GoM.

Our contracts with the United States Government could be impacted by budget cuts.
Our government contracts depend upon annual funding commitments authorized by Congress. In a period of government budget cuts or other political events, our contracts might not be re-authorized, resulting in a decline in our anticipated revenues.
We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
Increasingly stringent federal, state, local and foreign laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine industry are subject to extensive governmental regulation by the USCG, the National Transportation Safety Board, the EPA and the United States Customs Service, and their foreign equivalents, and to regulation by private industry organizations such as the American Bureau of Shipping. The USCG and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, while the USCG and Customs Service are authorized to inspect vessels at will. Our operations are also subject to international conventions, federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment, increased manning, specific training, and/or operational changes. While we endeavor to comply with all applicable laws, circumstances might exist where we might not come into complete compliance with applicable laws and regulations which could result in administrative and civil penalties, criminal sanctions, imposition of remedial obligations or the suspension or termination of our operations. Some environmental laws impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, including charterers. Moreover, these laws and regulations could change in ways that substantially increase costs that we may not be able to pass along to our customers. Any changes in applicable conventions or laws, regulations or standards that would impose additional requirements or restrictions on our or our oil and gas exploration and production customers’ operations could adversely affect our financial condition and results of operations. It is possible that laws and regulations may become even more stringent, which could also adversely affect our financial condition and results of operations.
We are also subject to the Merchant Marine Act of 1936, which provides that, upon proclamation by the President of a national emergency or a threat to the security of the national defense, the Secretary of Transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (which includes United States corporations), including vessels under construction in the United States. If one of our OSVs or MPSVs were purchased or requisitioned by the federal government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. We would also not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our OSVs or MPSVs. The purchase or the requisition for an extended period of time of one or more of our vessels could adversely affect our results of operations and financial condition.
Finally, we are subject to the Merchant Marine Act of 1920, commonly referred to as the Jones Act, which requires that vessels engaged in coastwise trade to carry cargo between U.S. ports be documented under the laws of the United States and be controlled by U.S. citizens. A corporation is not considered a U.S. citizen unless, among other things, at least 75% of the ownership of voting interests with respect to its equity securities are held by U.S. citizens. We endeavor to ensure that we would be determined to be a U.S. citizen as defined under these laws by including in our certificate of incorporation certain restrictions on the ownership of our capital stock by non-U.S. citizens and establishing certain mechanisms to maintain compliance with these laws. If we are determined at any time not to be in compliance with these citizenship requirements, our vessels might become ineligible to engage in the coastwise trade in U.S. domestic waters, and our business and operating results would be adversely affected.
The Jones Act’s provisions restricting coastwise trade to vessels controlled by U.S. citizens have been circumvented in recent years by foreign interests that seek to engage in trade reserved for vessels controlled by U.S. citizens and otherwise qualifying for coastwise trade. Legal challenges against such actions are difficult, costly to pursue and are of uncertain outcome. In addition, the Jones Act is often criticized and there are efforts underway by affected interest groups to seek its repeal. To the extent such efforts are successful and foreign competition is permitted, such competition could have a material adverse effect on domestic companies in the offshore service vessel industry and on our financial condition and results of operations. In addition, in the interest of national defense, the Secretary of Homeland Security is authorized to suspend the coastwise trading restrictions imposed by the Jones Act on vessels not controlled by U.S. citizens. Such waivers are granted from time-to-time.
Our business involves many operating risks that may disrupt our business or otherwise result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.
Our vessels are subject to operating risks such as:

•	catastrophic marine disaster;

•	adverse weather and sea conditions;

•	mechanical failure;

•	collisions or allisions;

•	oil and hazardous substance spills;

•	navigation errors;

•	acts of God; and

•	war and terrorism.
The occurrence of any of these events may result in damage to or loss of our vessels or other property, injury or death of people or contamination of the environment. If any of these events were to occur, we could be exposed to liability for resulting damages and possible penalties that, pursuant to typical marine indemnity policies, we must pay and then seek reimbursement from our insurer. Affected vessels may also be removed from service and thus be unavailable for income-generating activity. While we believe our insurance coverage is adequate and insures us against risks that are customary in the industry, we may be unable to renew such coverage in the future at commercially reasonable rates. Moreover, existing or future coverage may not be sufficient to cover claims that may arise and we do not maintain insurance for loss of income resulting from a marine casualty.
Our operations in international markets and shipyard activities in foreign shipyards subjects us to risks inherent in conducting business internationally.
We derive a portion of our revenues from foreign sources. In addition, certain of our shipyard repair and procurement activities are being conducted with foreign vendors. We therefore face risks inherent in conducting business internationally, such as legal and governmental regulatory requirements, potential vessel seizure or nationalization of assets, import-export quotas or other trade barriers, difficulties in collecting accounts receivable and longer collection periods, political and economic instability, kidnapping of or assault on personnel, piracy, adverse tax consequences, difficulties and costs of staffing international operations and language and cultural differences. We do not hedge against foreign currency risk. While we endeavor to contract in U.S. Dollars when operating internationally, some contracts may be denominated in a foreign currency, which would result in a foreign currency exposure risk. All of these risks are beyond our control and difficult to insure against. We cannot predict the nature and the likelihood of any such events. If such an event should occur, however, it could have a material adverse effect on our financial condition and results of operations.
We may lose the right to operate in some international markets in which we have a presence.
In certain foreign markets in which we operate, most notably Mexico, we sometimes depend upon governmental waivers of cabotage laws. These waivers could be revoked or made more burdensome, which could result in our inability to continue our operations or materially increase the costs of operating in such foreign locations. In addition, our foreign customers are often large state-owned oil companies that have monopolies or near monopolies in their home countries. These companies sometimes impose contractual requirements or restrictions that cannot be negotiated away and that can impose significant operating risks upon us. We have attempted to challenge these contractual actions in foreign markets, which entails significant risks.

Future results of operations depend on the long-term financial stability of our customers.
Some of the contracts we enter into for our vessels are full utilization contracts with initial terms ranging from one to five years. We enter into these long-term contracts with our customers based on a credit assessment at the time of execution. Our financial condition in any period may therefore depend on the long-term stability and creditworthiness of our customers. We can provide no assurance that our customers will fulfill their obligations under our long-term contracts and the insolvency or other failure of a customer to fulfill its obligations under such contract could adversely affect our financial condition and results of operations.
We may be unable to attract and retain qualified, skilled employees necessary to operate our business.
Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.
In crewing our vessels, we require skilled employees who can perform physically demanding work. As a result of the recent volatility of the oil and gas industry, we have significantly reduced our mariner headcount. Additionally, as a result of such volatility, vessel employees and potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. Further, unlike the current weak market conditions, during normal market conditions, we face strong competition within the broader oilfield industry for employees and potential employees, including competition from drilling rig operators for our fleet personnel. As the vessels being constructed in our fifth OSV newbuild program are delivered and placed in service, we may have difficulty hiring employees or finding suitable replacements as needed. Once normal market conditions return, should a reduced pool of workers arise, it is possible that we would have to raise wage rates to attract workers and to retain our current employees. In such circumstances, should we not be able to increase our service rates to our customers to compensate for wage-rate increases or recruit qualified personnel to operate our vessels at full utilization, our financial condition and results of operations may be adversely affected.
Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.
Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws preempt state workers’ compensation laws and permit these employees and their representatives to pursue actions against employers for job-related incidents in federal courts based on tort theories. Because we are not generally protected by the damage limits imposed by state workers’ compensation statutes for these types of claims, we may have greater exposure for any claims made by these employees.
Our success depends on key members of our management, the loss of whom could disrupt our business operations.
We depend to a large extent on the efforts and continued employment of our executive officers and key management personnel. We do not maintain key-man insurance. The loss of services of one or more of our executive officers or key management personnel could have a negative impact on our financial condition and results of operations.
Restrictions contained in the indentures governing our 2020 senior notes, our 2021 senior notes, and in the agreement governing our revolving credit facility may limit our ability to obtain additional financing and to pursue other business opportunities.
Covenants contained in the indenture governing our 2020 senior notes, in the indenture governing our 2021 senior notes and in the agreement governing our revolving credit facility require us to meet certain financial tests, which may limit or otherwise restrict:

•	our flexibility in operating, planning for, and reacting to changes, in our business;

•	our ability to dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities; and

•	our ability to obtain additional financing for working capital, capital expenditures, including our newbuild programs, acquisitions, general corporate and other purposes.
We have high levels of fixed costs that will be incurred regardless of our level of business activity.
Our business has high fixed costs. Downtime or low productivity due to reduced demand, as is currently being experienced, from weather interruptions or other causes can have a significant negative effect on our operating results and financial condition. In addition, given our recent vessel stackings, our fixed costs are borne by a substantially smaller active fleet of vessels.
Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors such as volatility in our vessel dayrates, changes in utilization, vessel incidents and other unforeseen matters. Many of these factors that may cause our actual financial results to vary from our publicly disclosed earnings guidance and forecasts are outside of our control.
Our actual financial results might vary from those anticipated by us or by securities analysts and investors, and these variations could be material. From time to time we publicly provide various forms of guidance, which reflect our projections about future market expectations and operating performance. The numerous assumptions underlying such guidance may be impacted by factors that are beyond our control and might not turn out to be correct. Although we believe that the assumptions underlying our projections are reasonable when such projections are made, actual results could be materially different, particularly with respect to our MPSVs.
We are susceptible to unexpected increases in operating expenses such as crew wages, materials and supplies, maintenance and repairs, and insurance costs.
Many of our operating costs, such as crew wages, materials and supplies, maintenance and repairs, and insurance costs, are unpredictable and vary based on events beyond our control. Our gross margins will vary based on fluctuations in our operating costs. If our costs increase or we encounter unforeseen costs, we may not be able to recover such costs from our customers, which could adversely affect our financial position, results of operations and cash flows.
Stacked vessels may introduce additional operational issues.
In recognition of weak market conditions, we have stacked 33 OSVs on various dates since October 1, 2014 and we may choose to stack additional vessels should market conditions warrant. In connection with such stackings, we have reduced our mariner headcount significantly. Operationally, we limit the number of persons available to maintain such stacked vessels. Also, we have fewer revenue-producing units in service that can contribute to our results and contribute cash flows to cover our fixed costs and commitments. When stacked vessels return to service, we will incur previously deferred drydocking costs for regulatory recertifications and may incur costs to hire and train mariners to operate such vessels. Delay in reactivating stacked vessels and the costs and other expenses related to the reactivation of stacked vessels could have a material adverse effect on our cash flows and results of operations.
We may be adversely affected by uncertainty in the global financial markets.
Our future results may be impacted by volatility, weakness or deterioration in the debt and equity capital markets. Inflation, deflation, or other adverse economic conditions may negatively affect us or parties with whom we do business resulting in their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments, the failure of shipyards and major suppliers to complete orders or the failure by banks to provide expected funding under our revolving credit agreement. Additionally, credit market conditions may slow our collection efforts as customers experience increased difficulty in obtaining requisite financing, potentially leading to lost revenue and higher than normal accounts receivable. This could result in greater expense associated with collection efforts and increased bad debt expense.
Any significant softening in the already limited global economic recovery may adversely impact our ability to issue additional debt and equity in the future on acceptable terms. We cannot be certain that additional funding will be available if needed and to the extent required, on acceptable terms.

We may be unable to collect amounts owed to us by our customers.
We typically grant our customers credit on a short-term basis. Related credit risks are inherent as we do not typically collateralize receivables due from customers. We provide estimates for uncollectible accounts based primarily on our judgment using historical losses, current economic conditions and individual evaluations of each customer as evidence supporting the receivables valuations stated on our financial statements. However, our receivables valuation estimates may not be accurate and receivables due from customers reflected in our financial statements may not be collectible.
Future changes in legislation, policy, restrictions or regulations for drilling in the United States that cause delays or deter new drilling could have a material adverse effect on our financial position, results of operations and cash flows.
In response to the April 20, 2010, Deepwater Horizon incident, the regulatory agencies with jurisdiction over oil and gas exploration, including the DOI, imposed temporary moratoria on drilling operations, by requiring operators to reapply for exploration plans and drilling permits that had previously been approved, and by adopting numerous new regulations and new interpretations of existing regulations regarding offshore operations that are applicable to our customers and with which their new applications for exploration plans and drilling permits must prove compliant. Compliance with these new regulations and new interpretations of existing regulations have materially increased the cost of drilling operations in the GoM. These additional compliance costs could materially adversely impact our business, financial position or results of operations.
The fundamental change purchase feature of our 2019 convertible senior notes and the change of control purchase features of our 2020 senior notes and our 2021 senior notes and provisions of our certificate of incorporation, bylaws, stockholder rights plan and Delaware law may delay or prevent an otherwise beneficial takeover attempt of the Company.
The terms of our 2019 convertible senior notes require us to purchase the notes for cash in the event of a fundamental change. Upon a change in control, our 2020 senior notes and our 2021 senior notes require us to repurchase such senior notes at 101% of aggregate principal. A takeover of the Company would trigger the requirement that we purchase the 2019 convertible senior notes, the 2020 senior notes and the 2021 senior notes. Furthermore, our certificate of incorporation and bylaws, Delaware corporations law, and our stockholder rights plan contain provisions that could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a takeover of the Company that would otherwise be beneficial to investors.
The convertible note hedge transactions may affect the value of our common stock.
In connection with the original issuance of our 2019 convertible senior notes, we entered into convertible note hedge transactions with counterparties that include the initial purchasers of such notes or their affiliates. The convertible note hedge transactions cover, subject to customary anti-dilution adjustments, the aggregate number of shares of our common stock that initially underlie the notes, and are expected to reduce the potential equity dilution, and/or offset cash payments due, upon conversion of the notes in the event the volume-weighted average price of our common stock on each trading day of the relevant conversion period or other relevant valuation period is greater than the strike price of the convertible note hedge transactions. Concurrently with entering into the convertible note hedge transactions, we also entered into separate warrant transactions with the same counterparties relating to the same number of shares of our common stock, subject to customary anti-dilution adjustments, pursuant to which we sold warrants to the counterparties. If the warrants are exercised, such exercise would mitigate some of the reduction upon exercise of the convertible note hedge transactions, and could have a dilutive effect on our earnings per share to the extent that the volume-weighted average price of our common stock during the measurement period at maturity of the warrants exceeds the strike price of the sold warrants.
In connection with establishing their initial hedges of these transactions, such counterparties or their affiliates entered into various cash-settled over-the-counter derivative transactions with respect to our common stock. The counterparties or their affiliates may modify their hedge positions by unwinding these derivative transactions, entering into or unwinding additional cash-settled over-the-counter derivative transactions and/or purchasing or selling our common stock or other of our securities in secondary market transactions from time to time following the pricing of the notes and prior to maturity of the notes (and are likely to do so during any conversion period related to any conversion of the notes).
The potential effect, if any, of these convertible note hedge and warrant transactions or any of these hedging activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could materially and adversely affect the value of our common stock.
We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of our common stock. In addition, we do not make any representation that the counterparties to those transactions will engage in these transactions or activities or that these transactions and activities, once commenced, will not be discontinued without notice; the counterparties or their affiliates may choose to engage in, or discontinue engaging in, any of these transactions or activities with or without notice at any time, and their decisions will be in their sole discretion and not within our control.
We are subject to counterparty risk with respect to the convertible note hedge transactions.
The counterparties to the convertible note hedge transactions are financial institutions, and we will be subject to the risk that any or all of them might default under the convertible note hedge transactions. Our exposure to the credit risk of the counterparties will not be secured by any collateral. Global economic conditions experienced between 2008 and 2010 resulted in the actual or perceived failure or financial difficulties of many financial institutions. If a counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings, with a claim equal to our exposure at that time under our transactions with that counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by a counterparty, we may suffer adverse tax consequences and more dilution than we currently anticipate with respect to our common stock. We can provide no assurances as to the financial stability or viability of the counterparties to the convertible note hedge transactions.
Conversion of the 2019 convertible senior notes or exercise of the warrants issued in the warrant transactions may dilute the ownership interest of existing stockholders.
The conversion of the 2019 convertible senior notes or exercise of some or all of the warrants we issued in the warrant transactions may dilute the ownership interests of existing stockholders. Although the convertible note hedge transactions are expected to reduce potential dilution upon conversion of our convertible notes, the warrant transactions could have a dilutive effect on our earnings per share to the extent that the price of our common stock exceeds the strike price of the warrants. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the anticipated exercise of the warrants for shares of our common stock could depress the price of our common stock. Current accounting standards require us to use the treasury method for determining potential dilution in our diluted earnings per share computation since it is our intention to settle the principal amount of the notes in cash. However, if due to changes in facts and circumstances beyond our control such intention were to change, or it becomes probable that we will be unable to settle the principal in cash, we could be required to change our methodology for determining fully diluted earnings per share to the if-converted method. The if-converted method would result in a substantial dilutive effect on diluted earnings per share compared to the treasury method.
Our stock price has been volatile, declining precipitously from time to time during the period from 2013 through the present, and it could decline again.
The securities markets in general and our common stock in particular have experienced significant price and volume volatility in recent years. The market price and trading volume of our common stock may continue to experience significant fluctuations due not only to general stock market conditions but also to a change in sentiment in the market regarding our operations or business prospects or those of companies in our industry. In addition to the other risk factors discussed above, the price and volume volatility of our common stock may be affected by:

•	operating results that vary from the expectations of securities analysts and investors;

•	factors influencing the levels of global oil and natural gas exploration and exploitation activities, such as the current depressed prices for oil or natural gas;

•	disasters such as the Deepwater Horizon incident in the Gulf of Mexico in 2010;

•	the operating and securities price performance of companies that investors or analysts consider comparable to us;

•	actions by rating agencies related to our 2019 convertible senior notes, our 2020 senior notes, or our 2021 senior notes;

•	the ability or willingness of OPEC to set and maintain production levels for oil;

•	oil and gas production levels by non-OPEC countries;

•	geopolitical risks;

•	announcements of strategic developments, acquisitions and other material events by us or by our competitors; and

•	changes in global financial markets and global economies and general market conditions, such as interest rates, commodity and equity prices and the value of financial assets.
ITEM 1B—Unresolved Staff Comments
None.
ITEM 2—Properties
Our principal executive offices are in Covington, Louisiana, where we lease approximately 65,000 square feet of office space under a lease with an initial term expiring in September 2025 and three additional five-year renewal periods. Our primary domestic operating office is located in Port Fourchon, Louisiana. We also maintain four international offices from which we operate our fleet of vessels in Mexico and Brazil, as set forth below. For more information, see "Management’s Discussion and Analysis of Financial Condition and Results of Operations" included within this report. We believe that our facilities, including waterfront locations used for vessel dockage and certain vessel repair work, provide an adequate base of operations for the foreseeable future.
Our principal properties as of December 31, 2015 are as follows:

Location	Description	Area Using Property	Owned/Leased
Covington, Louisiana, USA	Corporate Headquarters	Corporate	Leased
Hammond, Louisiana, USA	Warehouse	GoM	Owned
Port Fourchon, Louisiana, USA	Dock, Office, Warehouse, Yard	GoM	Leased
Paraiso, Tabasco, Mexico	Office	Mexico	Leased
Ciudad Del Carmen, Campeche, Mexico	Office	Mexico	Leased
Barra da Tijuca, Rio de Janeiro, Brazil	Office	Brazil	Leased
Macae, Rio de Janeiro, Brazil	Office	Brazil	Leased
Houston, Texas, USA	Office	GoM	Leased
In addition to the foregoing, our revenues are principally derived from our vessels described in "Item 1—Business" of this Annual Report on Form 10-K.
Item 3—Legal Proceedings
None.
Item 4—Mine Safety Disclosures
None.

PART II
Item 5—Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Our common stock, $0.01 par value, trades on the New York Stock Exchange, or NYSE, under the trading symbol “HOS”. The following table sets forth, for the quarterly periods indicated, the high and low sale prices for our common stock as reported by the NYSE during 2015 and 2014.

	2015		2014
	High	Low	High	Low
First Quarter	$25.40	$17.91	$49.04	$38.17
Second Quarter	$25.22	$18.64	$47.08	$37.44
Third Quarter	$20.98	$13.33	$47.45	$32.46
Fourth Quarter	$17.80	$8.23	$33.54	$19.16
On January 31, 2016, we had 23 holders of record of our common stock.
We have not previously declared or paid, and we do not plan to declare or pay in the foreseeable future, any cash dividends on our common stock. In October 2014, our Board of Directors approved the buyback of up to $150 million of our common stock. Our current intention is to retain all additional cash that our business generates to cover all of our growth capital expenditures, commercial-related capital expenditures, annually recurring cash debt service, maintenance capital expenditures and cash income taxes, as well as discretionary share repurchases from time to time and to fund future growth. Any future payment of cash dividends or stock repurchases will depend upon the financial condition, capital requirements, plans to reduce our long-term debt and earnings of the Company, as well as other factors that our Board of Directors may deem relevant. In addition, the indentures governing our 2020 senior notes, our 2021 senior notes and the agreement governing our revolving credit facility include restrictions on our ability to pay cash dividends on our common stock. See "Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 6 to our consolidated financial statements for further discussion.
See "Item 12-Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” for information regarding shares of common stock authorized for issuance under our equity compensation plans.
Repurchase of Common Stock
On October 28, 2014, our Board of Directors authorized us to repurchase up to $150 million in shares of our common stock using different methods including, but not limited to, open-market purchases, privately negotiated transactions, accelerated share repurchases and Rule 10b5-1 trading plans. The timing and amount of the repurchases depends on several factors, such as market conditions, applicable legal requirements, available liquidity, the discretion of management and other appropriate factors. The repurchase program does not obligate us to acquire any particular amount of common stock and may be modified, suspended or discontinued at any time. As of December 31, 2015, we had repurchased and retired 891,396 shares at an average price of $28.05 per share. The repurchased shares cost a total of $25 million and represented roughly 2.5% of our total shares outstanding prior to the commencement of the program. As of February 26, 2016, no additional shares had been repurchased.

Item 6—Selected Financial Data
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
(In thousands, except operating and per share data)
Our selected historical consolidated financial information as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, was derived from our audited historical consolidated financial statements prepared in accordance with GAAP. Certain reclassifications have been made to prior period results to conform to current year presentation. See Note 2 for a discussion of such reclassifications. The data should be read in conjunction with and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes to those statements included elsewhere in this Annual Report on Form 10-K. In 2013, we closed the sale of our Downstream segment to Genesis Marine, LLC. The historical results for the Downstream segment and the gain on the sale of that segment have been presented as discontinued operations for all periods in the Selected Historical Consolidated Financial Information presented herein. See Note 13 of the Consolidated Financial Statements for more information.

	Year Ended December 31,
	2015	2014	2013	2012	2011
Statement of Operations Data:
Revenues	$476,070	$634,793	$548,145	$463,309	$330,836
Operating expenses	219,260	296,500	239,239	226,462	177,868
Depreciation and amortization	109,029	115,450	85,962	73,675	67,910
General and administrative expenses	48,297	54,245	53,428	45,178	32,327
Gain (loss) on sale of assets	44,060	822	1,587	(350)	980
Operating income	143,544	169,420	171,103	117,644	53,711
Loss on early extinguishment of debt	—	—	(25,776)	(6,048)	—
Interest income	1,525	1,086	2,515	2,167	829
Interest expense	39,496	30,733	47,352	57,869	59,649
Other income (expenses)(1)	1,005	501	(92)	185	231
Income (loss) before income taxes	106,578	140,274	100,398	56,079	(4,878)
Income tax expense (benefit)	39,757	52,367	36,320	21,384	(1,358)
Income (loss) from continuing operations	66,821	87,907	64,078	34,695	(3,520)
Income from discontinued operations, net of tax	—	618	47,315	2,322	959
Net income (loss)	66,821	88,525	111,393	37,017	(2,561)
Per Share Data:
Basic earnings (loss) per common share from continuing operations	$1.87	$2.43	$1.79	$0.98	$(0.12)
Basic earnings per common share from discontinued operations	—	0.02	1.31	0.07	0.03
Basic earnings (loss) per common share	$1.87	$2.45	$3.10	$1.05	$(0.09)
Diluted earnings (loss) per common share from continuing operations	$1.84	$2.40	$1.76	$0.97	$(0.12)
Diluted earnings per common share from discontinued operations	—	0.01	1.29	0.06	0.03
Diluted earnings (loss) per common share	$1.84	$2.41	$3.05	$1.03	$(0.09)
Weighted average basic shares outstanding	35,755	36,172	35,895	35,311	27,876
Weighted average diluted shares outstanding(2)	36,302	36,692	36,548	36,080	27,876
Balance Sheet Data (at period end):
Cash and cash equivalents	$259,801	$185,123	$439,291	$576,678	$356,849
Working capital(3)	278,491	253,566	446,489	360,120	397,995
Property, plant, and equipment from continuing operations, net	2,574,661	2,459,486	2,125,374	1,643,623	1,431,414
Property, plant, and equipment from discontinued operations, net	—	—	759	168,487	174,371
Total assets(4)	2,984,416	2,860,935	2,743,015	2,584,971	2,124,656
Total short-term debt(5)	—	—	—	238,071	—
Total long-term debt(6) (7)	1,070,281	1,057,487	1,045,297	833,326	762,179
Total stockholders’ equity	1,446,163	1,370,765	1,295,428	1,165,845	1,072,988
Statement of Cash Flows Data:
Net cash provided by (used in) continuing operations:
Operating activities	$215,843	$163,106	$207,067	$128,865	$52,582
Investing activities	(141,349)	(401,515)	(526,630)	(255,323)	(62,889)
Financing activities	1,023	(19,664)	(61,344)	334,391	228,830
Net cash provided by (used in) discontinued operations:
Operating activities	$—	$2,374	$15,368	$13,847	$11,068
Investing activities	—	1,638	228,689	(1,772)	675
Other Financial Data (unaudited):
EBITDA(8)	$253,578	$285,371	$231,197	$185,456	$121,852
Capital expenditures	293,349	408,693	542,651	258,325	72,176
Other Operating Data (unaudited)(9):
Average number of new generation OSVs(10)	60.0	57.4	50.7	51.0	51.0
Average number of active new generation OSVs(11)	42.0	56.6	50.3	48.3	41.8
Average new generation OSV fleet capacity (DWT)	206,030	177,033	132,564	128,190	128,190
Average new generation OSV vessel capacity (DWT)	3,436	3,076	2,609	2,514	2,514
Average new generation OSV utilization rate(12)	54.4%	79.6%	83.7%	83.2%	71.5%
Effective new generation OSV utilization rate (13)	77.8%	80.7%	84.4%	87.8%	87.2%
Average new generation OSV dayrate(14)	$26,278	$27,416	$26,605	$23,445	$21,121
Effective dayrate(15)	$14,295	$21,823	$22,268	$19,506	$15,102

(1)	Represents other operating income and expenses, including equity in income from investments and foreign currency transaction gains or losses.

(2)
For the year ended December 31, 2015, the Company had 322 anti-dilutive stock options. For the years ended December 31, 2014, 2013 and 2012, the Company had no anti-dilutive stock options. Due to a net loss, we excluded, for the calculation of loss per share, the effect of equity awards representing the rights to acquire 1,209 shares of common stock for the year ended December 31, 2011 because the effect was anti-dilutive. See Note 3 of our consolidated financial statements for more information about diluted shares outstanding.

(3)	Includes working capital (deficit) from discontinued operations in the amount of $470, $1,461, $(1,750), and $210 as of December 31, 2014, 2013, 2012 and 2011, respectively.

(4)	Includes total assets from discontinued operations in the amount of $470, $2,337, $176,277, and $183,472 as of December 31, 2014, 2013, 2012, and 2011, respectively.

(5)
Excludes imputed original issue discount associated with our 2026 convertible senior notes in the amount of $11,093 as of December 31, 2012. Also excludes deferred financing costs associated with our 2026 convertible senior notes in the amount of $836 as of December 31, 2012. These notes were putable by the holders to the Company on November 15, 2013 and therefore were classified as short-term debt. These notes were converted or redeemed in full by the Company in November 2013.

(6)
Excludes original issue discount associated with our 2014 senior notes in the amount of $215 as of December 31, 2011; original issue discount associated with our 2017 senior notes in the amount of $4,771 and $5,571 as of December 31, 2012 and 2011, respectively; imputed original issue discount associated with our 2026 convertible senior notes in the amount of $23,566 as of December 31, 2011; and imputed original issue discount associated with our 2019 convertible senior notes in the amount of $41,600, $51,528, $60,908 and $69,699 as of December 31, 2015, 2014, 2013 and 2012, respectively.

(7)
Excludes deferred financing costs associated with our 2014 senior notes in the amount of $635 as of December 31, 2011 and deferred financing costs associated with our 2017 senior notes in the amount of $3,702 and $4,323 as of December 31, 2012 and 2011, respectively, and our 2019 convertible senior notes in the amount of $4,095, $5,073, $5,996 and $6,801 as of December 31, 2015, 2014, 2013 and 2012, respectively and deferred financing costs associated with our 2020 senior notes in the amount of $3,944, $4,863, $5,782 and $6,701 as of December 31, 2015, 2014, 2013 and 2012, respectively; and deferred financing costs associated with our 2021 senior notes in the amount of $5,080, $6,049, $7,017 as of December 31, 2015, 2014 and 2013, respectively; and deferred financing costs associated with our 2026 convertible senior notes in the amount of $1,839 as of December 31, 2011.

(8)	See our discussion of EBITDA as a non-GAAP financial measure immediately following these footnotes.

(9)
Excluded from the Other Operating Data are the results of operations for our MPSVs, our shore-base facility, and vessel management services. Due to the fact that each of our MPSVs have a workload capacity and significantly higher income generating potential than each of our new generation OSVs, the utilization and dayrate levels of our MPSVs could have a very large impact on our results of operations. For this reason, our consolidated operating results, on a period-to-period basis, are disproportionately impacted by the level of dayrates and utilization achieved by our MPSVs.

(10)
We owned 60 new generation OSVs as of December 31, 2015. Our average number of new generation OSVs for the years ended December 31, 2015, 2014, 2013, 2012, and 2011, reflect the deliveries of certain vessels under our fourth and fifth OSV newbuild programs. Please refer to Our Vessels on page 6 of this Form 10-K for more information about vessel names and placed in-service dates. Excluded from this data is one conventional OSV, which is stacked, and is considered a non-core asset.

(11)
In response to weak market conditions, we elected to stack certain of our new generation OSVs on various dates in 2009 and 2010. Based on improved market conditions, we had re-activated all of our stacked new generation OSVs by June 30, 2013. During 2014, we experienced weak market conditions for which we elected to stack certain of our new generation OSVs on various dates during the fourth quarter of 2014 and throughout 2015.

(12)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.

(13)	Effective utilization rate is based on a denominator comprised only of vessel-days available for service by the active fleet, which excludes the impact of stacked vessel days due.

(14)
Average dayrates represent average revenue per day, which includes charter hire, crewing services and net brokerage revenues, based on the number of days during the period that the OSVs generated revenue.

(15)	Effective dayrate represents the average dayrate multiplied by the average utilization rate.

Non-GAAP Financial Measures
We disclose and discuss EBITDA as a non-GAAP financial measure in our public releases, including quarterly earnings releases, investor conference calls and other filings with the Commission. We define EBITDA as earnings (net income) before interest, income taxes, depreciation and amortization. Our measure of EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate EBITDA differently than we do, which may limit their usefulness as comparative measures.
We view EBITDA primarily as a liquidity measure and, as such, we believe that the GAAP financial measure most directly comparable to this measure is cash flows provided by operating activities. Because EBITDA is not a measure of financial performance calculated in accordance with GAAP, it should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.
EBITDA is widely used by investors and other users of our financial statements as a supplemental financial measure that, when viewed with our GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay deferred taxes and fund drydocking charges and other maintenance capital expenditures. We also believe the disclosure of EBITDA helps investors meaningfully evaluate and compare our cash flow generating capacity from quarter to quarter and year to year.
EBITDA is also a financial metric used by management (i) as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; (ii) as a significant criteria for annual incentive cash bonuses paid to our executive officers and other shore-based employees; (iii) to compare to the EBITDA of other companies when evaluating potential acquisitions; and (iv) to assess our ability to service existing fixed charges and incur additional indebtedness.

The following table provides the detailed components of EBITDA from continuing operations as we define that term for the years ended December 31, 2015, 2014, 2013, 2012, and 2011 respectively (in thousands).

	Year Ended December 31,
	2015	2014	2013	2012	2011
Components of EBITDA:
Income (loss) from continuing operations	$66,821	$87,907	$64,078	$34,695	$(3,520)
Interest, net:
Debt obligations	39,496	30,733	47,352	57,869	59,649
Interest income	(1,525)	(1,086)	(2,515)	(2,167)	(829)
Total interest, net	37,971	29,647	44,837	55,702	58,820
Income tax expense (benefit)	39,757	52,367	36,320	21,384	(1,358)
Depreciation	82,566	71,301	55,332	52,005	52,453
Amortization	26,463	44,149	30,630	21,670	15,457
EBITDA	$253,578	$285,371	$231,197	$185,456	$121,852
The following table reconciles EBITDA from continuing operations to cash flows provided by operating activities for the years ended December 31, 2015, 2014, 2013, 2012, and 2011 respectively (in thousands).

	Year Ended December 31,
	2015	2014	2013	2012	2011
EBITDA Reconciliation to GAAP:
EBITDA	$253,578	$285,371	$231,197	$185,456	$121,852
Cash paid for deferred drydocking charges	(13,267)	(43,609)	(35,875)	(39,211)	(16,832)
Cash paid for interest	(50,492)	(50,548)	(53,636)	(38,597)	(43,811)
Cash paid for taxes	(4,808)	(5,679)	(4,537)	(1,332)	(1,272)
Changes in working capital	65,415	(32,213)	33,458	3,571	(13,297)
Stock-based compensation expense	10,293	10,324	11,888	10,805	6,403
(Gain) loss on sale of assets	(44,060)	(822)	(1,587)	350	(980)
Loss on early extinguishment of debt	—	—	25,776	6,048	—
Changes in other, net	(816)	282	383	1,775	519
Cash flows provided by continuing operations	$215,843	$163,106	$207,067	$128,865	$52,582
In addition, we also make certain adjustments, as applicable, to EBITDA for losses on early extinguishment of debt, stock-based compensation expense and interest income, to internally evaluate our performance based on the computation of ratios historically used in certain financial covenants of our credit agreements with various lenders. We believe that these ratios can be material components of financial covenants and, when applicable, failure to comply with such covenants could result in the acceleration of indebtedness or the imposition of restrictions on our financial flexibility. The recent changes to the applicable covenants contained in our credit facility are described in Note 6 of our consolidated financial statements included herein.
The following table provides certain detailed adjustments to EBITDA, as defined in our revolving credit facility for the years ended December 31, 2015, 2014, 2013, 2012, and 2011, respectively (in thousands).
Adjustments to EBITDA for Computation of Financial Ratios Used in Debt Covenants

	Year Ended December 31,
	2015	2014	2013	2012	2011
Loss on early extinguishment of debt	$—	$—	$25,776	$6,048	$—
Stock-based compensation expense	10,293	10,324	11,914	10,891	6,525
Interest income	1,525	1,086	2,515	2,167	829

Set forth below are the material limitations associated with using EBITDA as a non-GAAP financial measure compared to cash flows provided by operating activities.

•	EBITDA does not reflect the future capital expenditure requirements that may be necessary to replace our existing vessels as a result of normal wear and tear,

•	EBITDA does not reflect the interest, future principal payments and other financing-related charges necessary to service the debt that we have incurred in acquiring and constructing our vessels,

•	EBITDA does not reflect the deferred income taxes that we will eventually have to pay once we are no longer in an overall tax net operating loss carryforward position, as applicable, and

•	EBITDA does not reflect changes in our net working capital position.
Management compensates for the above-described limitations in using EBITDA as a non-GAAP financial measure by only using EBITDA to supplement our GAAP results.

Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements or as a result of certain factors such as those set forth in our Forward Looking Statements disclaimer on page ii of this Annual Report on Form 10-K.
General
During 2015, oil prices have remained in a trading range of $35 to $65 per barrel and an average of $49 with a more recent price in the $28 to $40 range. The drop in oil price is due to surplus oil, driven in part by a significant rise in U.S. shale oil production as well as other previously unavailable sources of supply and OPEC suppliers in the Middle East and Russia not reducing their output. In addition, economic weakness in many regions of the world, notably Europe and China, has reduced the previously expected oil consumption growth rate. As a result of lower oil prices, major and independent oil companies with deepwater operations have significantly reduced their capital spending budgets, which are the principal demand drivers for our services. Less spending by our customers combined with a global oversupply of OSVs, including high-spec OSVs in our core markets, for the current market conditions, have resulted in reductions in both our dayrates and utilization.
We believe that the long-term nature of deepwater projects insulates them, somewhat, from a short-term fall in oil prices and that many sanctioned or on-going projects will proceed. However, deepwater activities will be affected by lower prices, even if they are affected less than other activities. We have experienced and continue to experience requests by our deepwater customers for price reductions in order to help mitigate the impact that lower prices are having and will continue to have on oil company operating results and cashflows. In addition, sustained low prices have caused un-sanctioned projects to be delayed or cancelled altogether, which could be manifested in less activity later, even if oil prices recover. Many of our operations are in support of deepwater projects that are in their final stages or of projects that do not involve deepwater and are more susceptible to immediate wind-down. We cannot predict whether, to what extent, or when oil prices will improve.
In the GoM, 18 high-spec OSVs have been delivered into the domestic market during 2015, including five of our own. We expect an additional 18 high-spec OSVs to be delivered into domestic service during 2016 and 2017. We do not anticipate significant growth in the supply of high-spec OSVs beyond the currently anticipated level of 210 of such vessels by the first quarter of 2017. During the fourth quarter of 2015, there was an average of roughly 48 floating rigs available in the GoM, while an average of 39 were working. As of February 17, 2016, there were 50 rigs available and 35 were working. However, ten floating rigs have contracts that will expire during 2016 and one rig is scheduled to leave the region. We do not know whether the remaining rigs will receive contract renewals for operations in the GoM. We expect three new rigs to arrive in the GoM during 2016. Once a rig arrives in the GoM, it can take several months to commence work and, therefore, we do not know the timing of when operations of newly arrived rigs will begin. Given these market conditions, we anticipate our average dayrates and utilization levels to be adversely affected compared to our 2015 and 2014 results. However, the GoM is one of the premier deepwater markets in the world and we are committed to supporting our customers in this market. We feel that once the current supply and demand fundamentals return to normal conditions our results from operations will improve.
In recognition of these weak market conditions, we stacked 28 OSVs on various dates from October 1, 2014 through December 31, 2015. Post year-end, we have stacked an additional five new generation OSVs to date. These 33 stacked vessels represent 49% of our fleetwide vessel headcount, but only 33% of our total OSV and MPSV deadweight tonnage. By stacking vessels, we expect to significantly reduce our cash outlays and lower our risk profile; however, we will have fewer revenue-producing units in service that can contribute to our results and contribute cash flows to cover our fixed costs and commitments. We may choose to stack additional vessels should market conditions warrant.
In Mexico, while the energy reform continues to progress, questions remain on the timing of the incremental activity expected in the deepwater GoM given the current oil price environment. PEMEX budget reductions have resulted in contract cancellations and slower than expected growth in the market for our vessels in Mexico. We have noticed that PEMEX is reviewing its vessel needs and, in certain circumstances, is not exercising options for vessels that are currently operating in its chartered fleet. We expect that certain of our Mexican-flagged vessels will be affected and will likely be stacked, if not renewed. Nevertheless, we consider Mexico to be a long-term market for our services, especially in light of energy reforms being carried out there. Despite current oil prices, we recently observed improved bidding results from several international companies related to shallow water auctions in Mexico. We will continue to explore opportunities to place additional vessels into Mexico to support PEMEX in its ongoing shallow water activity and non-PEMEX customers in support of future shelf and deepwater activity there. In 2014, PEMEX announced its intention to use only vessels that are less that 15 years old. We and other market participants in Mexico, however, have successfully challenged this restriction, but PEMEX may renew its attempt in the future.
In Brazil, Petrobras generally appears to be moving towards an "all Brazilian flag" vessel fleet, which will limit opportunities in Brazil for foreign flag vessels, except where highly specialized services are required. In January 2016, we placed one of our newbuild HOSMAX 310 class OSVs into Brazilian registry. We will continue to monitor this market to charter our vessels to Petrobras or other companies operating in that region.
Market conditions
As of February 17, 2016, we had 17% of our new generation OSV vessel-days contracted for the fiscal year ending December 31, 2016. Our forward OSV contract coverage for the fiscal year ending December 31, 2017 currently stands at 3%. MPSV contract coverage for the fiscal years ending December 31, 2016 and 2017 is currently 5% and 0%, respectively.
The principal threat facing all of our markets is the fall in oil prices and resultant reduction in capital spending by our customers.
Our Vessels
All of our current vessels are qualified under the Jones Act to engage in U.S. coastwise trade, except for seven foreign-flagged new generation OSVs, two foreign-flagged well-stimulation vessels and two foreign-flagged MPSVs. As of December 31, 2015, our 32 active new generation OSVs, six MPSVs and four managed OSVs were operating in domestic and international areas as noted in the following table:

Operating Areas
Domestic
GoM	27
Other U.S. coastlines(1)	5
32
Foreign
Mexico	8
Middle East	1
Europe	1
10
Total Active Vessels(2)	42

(1)	Includes one owned vessel and four managed vessels that are currently supporting the military.

(2)	Excluded from this table are 28 new generation OSVs and one non-core conventional OSV that were stacked as of December 31, 2015.
OSV Newbuild Program #5. Recently, we announced the expansion of our fifth OSV newbuild program to enhance the four remaining MPSVs to be delivered. These enhancements include additional accommodations, additional ROV workspaces, additional crane lifting capacities and, for the final two MPSVs, a 60 foot mid-body section. Our fifth OSV newbuild program now consists of four 300 class OSVs, five 310 class OSVs, ten 320 class OSVs, three 310 class MPSVs and two 400 class MPSVs. As of February 17, 2016, we had delivered and placed in service 20 vessels under such newbuild program. Delivery of the four remaining vessels under this 24-vessel domestic newbuild program is expected to occur on various dates during 2016 and 2017. We expect to own and operate 62 new generation OSVs as of December 31, 2016, as well as manage four vessels for the U.S. Navy. These aggregate OSV vessel additions result in a projected average new generation OSV fleet complement of 61.9 and 62.0 for fiscal years 2016 and 2017, respectively. With the addition of the four MPSVs, we expect to own and operate eight and ten MPSVs as of December 31, 2016 and 2017, respectively. These MPSV additions result in a projected average MPSV fleet complement of 6.9, 8.7 and 10.0 vessels for the fiscal years 2016, 2017 and 2018, respectively. The aggregate cost of our fifth OSV newbuild program, excluding construction period interest, is expected to be approximately

$1,335.0 million, approximately 90% of which has already been incurred. For further information regarding our fifth OSV newbuild program, please refer to the Capital Expenditures and Related Commitments section.
Operating Costs
Our operating costs are primarily a function of fleet size, areas of operations and utilization levels. The most significant direct operating costs are wages paid to vessel crews, maintenance and repairs, and marine insurance. Because most of these expenses are incurred regardless of vessel utilization, our direct operating costs as a percentage of revenues may fluctuate considerably with changes in dayrates and utilization. Since October 1, 2014, we have stacked 33 vessels. By removing these vessels from our active operating fleet, we have been able to significantly reduce our operating costs, including crew costs. If market conditions worsen, we may elect to stack additional vessels. Our fixed operating costs are now spread over 29 owned and operated vessels and four vessels managed for the U.S. Navy.
In certain foreign markets in which we operate, we are susceptible to higher operating costs, such as materials and supplies, crew wages, maintenance and repairs, taxes, importation duties, and insurance costs. Difficulties and costs of staffing international operations, including vessel crews, and language and cultural differences generally contribute to a higher cost structure in foreign locations compared to our domestic operations. We may not be able to recover higher international operating costs through higher dayrates charged to our customers. Therefore, when we increase our international complement of vessels, our gross margins may fluctuate depending on the foreign areas of operation and the complement of vessels operating domestically.
In addition to the operating costs described above, we incur fixed charges related to the depreciation of our fleet and amortization of costs for routine drydock inspections and maintenance and repairs necessary to ensure compliance with applicable regulations and to maintain certifications for our vessels with the USCG and various classification societies. The aggregate number of drydockings and other repairs undertaken in a given period determines the level of maintenance and repair expenses and marine inspection amortization charges. We capitalize costs incurred for drydock inspection and regulatory compliance and amortize such costs over the period between such drydockings, typically 30 months. Applicable maritime regulations require us to drydock our vessels twice in a five-year period for inspection and routine maintenance and repair. If we undertake a disproportionately large number of drydockings in a particular fiscal period, comparative results may be affected. While we can defer required drydockings of stacked vessels, we will be required to conduct such deferred drydockings prior to such vessels returning to service, which could delay their return to active service.
Critical Accounting Estimates
Our consolidated financial statements included in this Annual Report on Form 10-K have been prepared in accordance with accounting principles generally accepted in the United States. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles. In other circumstances, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon available information. We base our estimates and judgments on historical experience and various other factors that we believe are reasonable based upon the information available. Actual results may differ from these estimates under different assumptions and conditions. We believe that of our significant accounting policies discussed in Note 2 to our consolidated financial statements, the following may involve estimates that are inherently more subjective.
Carrying Value of Vessels. We depreciate our OSVs and MPSVs over estimated useful lives of 25 years each. Salvage value for our new generation marine equipment is typically 25% of the originally recorded cost for these asset types. In assigning depreciable lives to these assets, we have considered the effects of both physical deterioration largely caused by wear and tear due to operating use and other economic and regulatory factors that could impact commercial viability. To date, our experience confirms that these policies are reasonable, although there may be events or changes in circumstances in the future that indicate that recovery of the carrying amount of our vessels might not be possible.
We presently review our vessels for impairment using the following asset groups: New Generation OSVs, MPSVs and Conventional OSV. As of December 31, 2015, we only had one remaining conventional OSV, which remains cold-stacked and has a net book value of only $0.4 million. Management has concluded that these groupings are currently appropriate because our vessels are highly relevant and mobile and are consistent based on the operating and marketing characteristics desired by our customers. When analyzing asset groups for impairment, we consider both historical and projected operating cash flows, operating income, and EBITDA based on current operating environment and future conditions that we can reasonably anticipate, such as inflation or prospective wage costs. These projections are based on, but not limited to, job location, current market dayrates included in recent sales proposals, utilization and contract coverage; along with anticipated market drivers, such as drilling rig movements, results of offshore lease sales and discussions with our customers regarding their ongoing drilling plans. We also consider recent vessel sales and recent vessel appraisals.
If events or changes in circumstances as set forth above indicate that the asset group’s carrying amount may not be recoverable, we would then be required to estimate the undiscounted future cash flows expected to result from the use of the asset group and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the vessel, we would be required to reduce the carrying amount to fair value. Examples of events or changes in circumstances that could indicate that the recoverability of the carrying amount of our asset groups should be assessed might include a significant change in regulations such as OPA 90, a significant decrease in the market value of the asset group and current period operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset group.
We reviewed ASC 360 regarding triggering events that would require an impairment analysis and concluded that there were no such events in 2015 or 2014. Our review gave consideration to the current market conditions, which include the recent commodity price decline, a reduction in certain projected capital budgets for our customers and our competitors' filings. While we expect this environment to have a negative impact on vessel utilization and dayrates, we view the deepwater and ultra deepwater projects of our customers, which are the principal markets for our vessel fleet, to be somewhat insulated from short-term commodity price cycles compared to onshore shale and shallow shelf offshore exploration and production activities. However, continued commodity price declines or protracted extensions of the current price cycle could result in additional delays or cancellations of deepwater projects, which may adversely affect long-term fleet utilization. We recently updated our analysis of whether a triggering event has occurred and we concluded that one has not. While the Company has historically operated its vessels predominately in the GoM, we will continue to deploy vessels to international markets as conditions warrant. Our technologically advanced vessels are capable of working in and are effectively mobilized to different markets, so neither the geographic location of vessels, nor reduced drilling activity in a particular exploration area is considered on its own as an impairment trigger. In addition, since we consider cyclicality and volatility to be normal for our industry, we do not consider strategically stacking vessels that we intend to reactivate to be a triggering event. We believe that the fair values of all of our asset groups exceed their carrying values. In order for the fair values of any of our assets to be below their respective carrying values, current and projected effective dayrates would have to be significantly below the lowest levels experienced in the Company’s history. In addition, those market conditions would have to be sustained for the remaining economic useful lives of each vessel class, which is also unlikely.
Recertification Costs. Our vessels are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock where other routine repairs and maintenance are performed and, at times, major replacements and improvements are performed. We expense routine repairs and maintenance as they are incurred. Recertification costs can be accounted for in one of two ways: (1) defer and amortize or (2) expense as incurred. We defer and amortize recertification costs over the length of time that the recertification is expected to last, which is generally 30 months. Major replacements and improvements, which extend the vessel’s economic useful life or functional operating capability, are capitalized and depreciated over the vessel’s remaining economic useful life. Inherent in this process are judgments we make regarding whether the specific cost incurred is capitalizable and the period that the incurred cost will benefit.
Mobilization Costs. Vessels will routinely move to and from international and domestic operating areas. Mobilization costs associated with relocating vessels typically include fuel, crew costs, vessel modifications, materials and supplies, importation taxes or other pre-positioning expenses required by the customer. The extent of mobilization costs incurred to relocate a vessel is directly related to the customer contract terms and area of operation. Some of our charter agreements provide for us to recover mobilization costs through billings to our customers. Unless mobilization costs are rebillable to customers, we expense these costs as incurred.
Revenue Recognition. We charter our vessels to customers under time charters based on a daily rate of hire and recognize revenue as earned on a daily basis during the contract period of the specific vessel.
Allowance for Doubtful Accounts. Our customers are primarily national oil companies, major and independent, domestic and international, oil and gas and oil service companies. Our customers are granted credit on a short-term basis and related credit risks are considered minimal. We usually do not require collateral. We provide an estimate for uncollectible accounts based primarily on management’s judgment. Management uses the relative age of receivable balances, historical losses, current economic conditions and individual evaluations of each customer to make adjustments to the allowance for doubtful accounts. Our historical losses have not been significant. However, because amounts due from individual customers can be significant, future adjustments to the allowance can be material if one or more individual customer’s balances are deemed uncollectible.
Income Taxes. We follow accounting standards for income taxes that require the use of the liability method of computing deferred income taxes. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The assessment of the realization of deferred tax assets, particularly those related to tax net operating loss carryforwards and foreign tax credit carryforwards, involves the use of management’s judgment to determine whether it is more likely than not that we will realize such tax benefits in the future prior to their expiration. We continue to review our projected operating results related to the realization of these foreign tax credit carryforwards and if current market conditions persist or worsen through 2018, we may not realize the full benefit of these carryforwards. In addition, each reporting period, we assess and adjust for any significant changes to our liability for unrecognized income tax benefits. We account for any interest and penalties relating to uncertain tax positions in general and administrative expenses.
Stock-Based Compensation Expense. All equity-settled share-based payments to employees and directors, including grants of stock options and restricted stock units, are recognized in the income statement based on their fair values at the date of grant. All cash-settled share-based payments to employees and directors are recognized in the income statement based on their fair values at the end of the reporting period.
Legal Contingencies. We are involved in a variety of claims, lawsuits, investigations and proceedings, as described in Note 10 to our consolidated financial statements. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination such that we expect an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for a significant amount, they could have a material adverse effect on our results of operations in the period or periods in which such change in determination, judgment or settlement occurs.
Results of Operations
The tables below set forth the average dayrates, utilization rates and effective dayrates for our new generation OSVs and the average number and size of such vessels owned during the periods indicated. These vessels generate a substantial portion of our revenues and operating profit. Excluded from the OSV information below is the results of operations for our MPSVs, our shore-base facility, and vessel management services, including the four vessels managed for the U.S. Navy. The Company does not provide average or effective dayrates for its MPSVs. MPSV dayrates are impacted by highly variable customer-required cost-of-sales associated with ancillary equipment and services, such as ROVs, accomodation units and cranes, which are typically recovered through higher dayrates charged to the customer. Due to the fact that each of our MPSVs have a workload capacity and significantly higher income generating potential than each of the Company’s new generation OSVs, the utilization and dayrate levels of our MPSVs could have a very large impact on our results of operations. For this reason, our consolidated operating results, on a period-to-period basis, are disproportionately impacted by the level of dayrates and utilization achieved by our six MPSVs.

	Years Ended December 31,
	2015	2014	2013
Offshore Supply Vessels:
Average number of new generation OSVs(1)	60.0	57.4	50.7
Average number of active new generation OSVs(2)	42.0	56.6	50.3
Average new generation OSV fleet capacity (DWT)	206,030	177,033	132,564
Average new generation OSV capacity (DWT)	3,436	3,076	2,609
Average new generation OSV utilization rate(3)	54.4%	79.6%	83.7%
Effective new generation OSV utilization rate(4)	77.8%	80.7%	84.4%
Average new generation OSV dayrate(5)	$26,278	$27,416	$26,605
Effective dayrate(6)	$14,295	$21,823	$22,268

(1)
We owned 60 new generation OSVs as of December 31, 2015. Our average number of new generation OSVs for the year ended December 31, 2015 reflects the deliveries of certain vessels under our fifth OSV newbuild program. Please refer to Our Vessels on page 6 of this Form 10-K for more information about vessel names and placed in-service dates. Excluded from this data is one conventional OSV that we consider to be a non-core asset.

(2)
In response to weak market conditions, we elected to stack 28 new generation OSVs on various dates since October 2014. Subsequent to year-end, we have stacked an additional five new generation OSVs. Active new generation OSVs represent vessels that are immediately available for service during each respective period.

(3)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.

(4)	Effective utilization rate is based on a denominator comprised only of vessel-days available for service by the active fleet, which excludes the impact of stacked vessel days.

(5)
Average new generation OSV dayrates represent average revenue per day, which includes charter hire, crewing services and net brokerage revenues, based on the number of days during the period that the OSVs generated revenues.

(6)	Effective dayrate represents the average dayrate multiplied by the average utilization rate.

YEAR ENDED DECEMBER 31, 2015 COMPARED TO YEAR ENDED DECEMBER 31, 2014
Summarized financial information for the years ended December 31, 2015 and 2014, respectively, is shown below in the following table (in thousands, except percentage changes):

	Year Ended December 31,		Increase (Decrease)
	2015	2014	$ Change	% Change
Revenues:
Domestic	$328,262	$490,314	$(162,052)	(33.1)%
Foreign	147,808	144,479	3,329	2.3%
	476,070	634,793	(158,723)	(25.0)%
Operating expenses	219,260	296,500	(77,240)	(26.1)%
Depreciation and amortization	109,029	115,450	(6,421)	(5.6)%
General and administrative expenses	48,297	54,245	(5,948)	(11.0)%
	376,586	466,195	(89,609)	(19.2)%
Gain on sale of assets	44,060	822	43,238	>100.0%
Operating income	143,544	169,420	(25,876)	(15.3)%
Interest expense	39,496	30,733	8,763	28.5%
Interest income	1,525	1,086	439	40.4%
Income tax expense	39,757	52,367	(12,610)	(24.1)%
Income from continuing operations	$66,821	$87,907	$(21,086)	(24.0)%
Income from discontinued operations, net of tax	—	618	(618)	(100.0)%
Net income	$66,821	$88,525	$(21,704)	(24.5)%

Revenues. Revenues for 2015 decreased by $158.7 million, or 25.0%, to $476.1 million compared to $634.8 million for 2014. Our weighted-average active operating fleet for 2015 was approximately 48 vessels compared to 61 vessels for 2014. The decrease in revenues was primarily due to soft market conditions in the GoM, which led to our decision to stack 28 new generation OSVs on various dates between October 1, 2014 and December 31, 2015. For the twelve months ended December 31, 2015, we had an average of 18.0 vessels stacked compared to 0.8 vessels stacked in the prior-year period. This decrease in revenue was partially offset by $54.0 million in revenue earned from the full or partial-period contribution of 14 vessels that were placed in service under our fifth OSV newbuild program since December 2013. Revenue from our MPSV fleet decreased $40.7 million, or 23.2%, for 2015 compared to 2014. Our new generation OSV average dayrates were $26,278 for 2015 compared to $27,416 for 2014, a decrease of $1,138, or 4.2%. Our new generation OSV utilization was 54.4% for 2015 compared to 79.6% for 2014. This decrease in utilization is primarily due to soft market conditions for high-spec OSVs operating in the GoM and the incremental vessels that were stacked during 2015 compared to 2014. Our new generation OSVs incurred 238 days of aggregate downtime for regulatory drydockings and were stacked for an aggregate of 6,587 days during the twelve months ended December 31, 2015. Excluding stacked vessel days, our new generation OSV effective utilization was 77.8% and 80.7% during the twelve months ended December 31, 2015 and 2014, respectively. Domestic revenues decreased by $162.1 million during 2015 compared to 2014 due to lower dayrates earned by vessels operating in our fleet during the twelve months ended December 31, 2015 and the stacking of vessels in late 2014 through 2015. Foreign revenues increased by $3.3 million primarily due to the full or partial-period contribution of 11 OSVs and two MPSVs that relocated to foreign regions on various dates since 2013. Foreign revenues comprised 31.0% of our total revenues for 2015 compared to 22.8% for 2014.
Operating expenses. Operating expenses were $219.3 million, a decrease of $77.2 million, or 26.1%, for 2015 compared to $296.5 million for 2014. Operating expenses were driven lower by vessels that were removed from our active fleet count since late 2014, which resulted in a substantial reduction in mariner headcount. This decrease was partially offset by $25.7 million of operating costs related to the full or partial-period contribution from vessels added to our fleet since December 2013. Aggregate cash operating expenses are projected to be in the range of $170.0 million to $185.0 million for 2016. Such cash operating expense estimate is exclusive of any additional repositioning expenses we may incur in connection with the potential relocation of more of our vessels into international markets or back to the GoM, and any customer-required cost-of-sales related to future contract fixtures that are typically recovered through higher dayrates.

Depreciation and Amortization. Depreciation and amortization expense was $6.4 million, or 5.6%, lower for 2015 compared to 2014. Depreciation increased by $11.3 million primarily due to the contribution of 14 vessels that were placed in service on various dates since December 2013. The depreciation increase was more than offset by a decrease in amortization expense of $17.7 million, primarily due to $6.8 million of incremental amortization recorded for the accelerated regulatory drydocking of vessels during 2014 along with lower amortization from the sale of four vessels to the U.S. Navy in 2015 and the deferral of planned drydockings for stacked vessels. Depreciation and amortization expense is expected to continue to increase from current levels as the vessels under our current newbuild program are placed in service and when any newly constructed vessels undergo their initial 30-month and 60-month recertifications.
General and Administrative Expenses. General and administrative expenses of $48.3 million decreased by $5.9 million, or 11.0%, during 2015 compared to 2014. The decrease in G&A expenses was primarily due to lower shoreside compensation and short-term incentive compensation expense and a reduction in bad debt reserves. General and administrative expenses as a percentage of revenues were 10.1% for 2015 compared to 8.5% for 2014. Our general and administrative expenses are expected to be in the approximate range of $47.0 to $52.0 million for 2016.
Gain on Sale of Assets. During 2015, we completed the sale of four 250EDF class OSVs, the HOS Arrowhead, the HOS Black Powder, the HOS Eagleview and the HOS Westwind, to the U.S. Navy for cash consideration of $152.0 million. The sale resulted in a pre-tax gain of approximately $44.1 million ($27.6 million after-tax or $0.76 per diluted share). During 2014, we sold a non-core 220 class OSV that resulted in an aggregate gain of approximately $0.8 million ($0.5 million after-tax or $0.01 per diluted share).
Operating Income. Operating income decreased by $25.9 million to $143.5 million during 2015 compared to 2014 for the reasons discussed above. Operating income as a percentage of revenues was 30.2% for 2015 compared to 26.7% for 2014. Excluding the gain on sale of assets, our operating income for 2015 would have been $99.5 million, or 20.9% of revenues and for 2014 would have been $168.6 million, or 26.6% of revenues.
Interest Expense. Interest expense increased $8.8 million during 2015 compared to 2014 primarily due to capitalizing a lower percentage of interest compared to the prior-year period. During 2015, we capitalized interest of $24.7 million, or roughly 38% of our total interest costs, compared to capitalized interest of $33.2 million, or roughly 52% of our total interest costs, for 2014.
Interest Income. Interest income increased by $0.4 million to $1.5 million for 2015 compared to $1.1 million for 2014. Our average cash balance decreased to $269.9 million for 2015 compared to $307.9 million for 2014. The average interest rate earned on our invested cash balances was approximately 0.5% and 0.4% during the fiscal years ended December 31, 2015 and December 31, 2014, respectively. The decrease in average cash balance was primarily due to cash outflows associated with our fifth OSV newbuild program in 2014 and 2015 and lower revenue earned by active vessels operating in our fleet. These decreases were partially offset by cash inflows from the sale of four vessels to the U.S. Navy in 2015.
Income Tax Expense. Our effective tax rate was 37.3% for 2015 and 2014. During 2015 and 2014, our income tax expense primarily consisted of deferred taxes. Our income tax rate is different from the federal statutory rate primarily due to expected state tax liabilities and items not deductible for federal income tax purposes.
Income from Continuing Operations. Operating performance decreased year-over-year by $21.1 million for reported income from continuing operations of $66.8 million for 2015 compared to $87.9 million for 2014. Excluding the gain on sale of assets from both periods presented, income from continuing operations would have been $39.2 million for the twelve months ended December 31, 2015 compared to $87.4 million for the same period in 2014. This decrease in income from continuing operations for the twelve months ended December 31, 2015 was primarily driven by lower revenues due to soft market conditions discussed above that were partially offset by the gain on the sale of four vessels to the U.S. Navy in 2015.

YEAR ENDED DECEMBER 31, 2014 COMPARED TO YEAR ENDED DECEMBER 31, 2013
Summarized financial information for the years ended December 31, 2014 and 2013, respectively, is shown below in the following table (in thousands, except percentage changes):

	Year Ended December 31,		Increase (Decrease)
	2014	2013	$ Change	% Change
Revenues:
Domestic	$490,314	$415,898	$74,416	17.9%
Foreign	144,479	132,247	12,232	9.2%
	634,793	548,145	86,648	15.8%
Operating expenses	296,500	239,239	57,261	23.9%
Depreciation and amortization	115,450	85,962	29,488	34.3%
General and administrative expenses	54,245	53,428	817	1.5%
	466,195	378,629	87,566	23.1%
Gain on sale of assets	822	1,587	(765)	(48.2)%
Operating income	169,420	171,103	(1,683)	(1.0)%
Loss on early extinguishment of debt	—	25,776	(25,776)	(100.0)%
Interest expense	30,733	47,352	(16,619)	(35.1)%
Interest income	1,086	2,515	(1,429)	(56.8)%
Income tax expense	52,367	36,320	16,047	44.2%
Income from continuing operations	87,907	64,078	23,829	37.2%
Income from discontinued operations, net of tax	618	47,315	(46,697)	(98.7)%
Net income	$88,525	$111,393	$(22,868)	(20.5)%

Revenues. Revenues for 2014 increased by $86.6 million, or 15.8%, to $634.8 million compared to $548.1 million for 2013. Our weighted-average active operating fleet for 2014 was approximately 61 vessels compared to 54 vessels for 2013. These higher revenues primarily resulted from the full or partial-period contribution of 20 vessels that were placed in service under our fifth OSV newbuild program since 2013 or returned to service under our 200 class OSV retrofit program since 2012 and, to a lesser extent, an increase in revenues from the MPSV fleet. Vessels placed in-service under our fifth OSV newbuild program and our OSV retrofit program accounted for increases of $102.5 million and $17.7 million, respectively, in revenues during 2014 compared to 2013. Revenue from our MPSVs that were in service during each of the twelve months ended December 31, 2014 and 2013 increased by $35.3 million, or 27.5%, primarily due to higher spot dayrates earned by one of our MPSVs performing flotel services in the GoM. These higher revenues were partially offset by a $73.4 million decrease in revenue for our remaining vessels that were in service during each of the twelve months ended December 31, 2014 and 2013 due to soft market conditions and 128 incremental days out-of-service for regulatory drydockings compared to 2013. Our new generation OSV average dayrates were $27,416 for 2014 compared to $26,605 for 2013, an increase of $811, or 3.0%. Our new generation OSV utilization was 79.6% for 2014 compared to 83.7% for 2013. This decrease in utilization was primarily due to soft spot market conditions for our high-spec OSVs operating in the GoM and the incremental vessel-days out-of-service for regulatory drydockings during 2014 compared to 2013. Domestic revenues increased by $74.4 million during 2014 due to the full or partial-period contribution of 14 vessels added to our fleet under our fifth OSV newbuild program on various dates during 2013 and 2014. Foreign revenues increased by $12.2 million primarily due to the relocation of an MPSV from the GoM to foreign markets during 2014. Foreign revenues comprised 22.8% of our total revenues for 2014 compared to 24.1% for 2013.
Operating expenses. Operating expenses were $296.5 million, an increase of $57.3 million, or 23.9%, for 2014 compared to $239.2 million for 2013. Newly constructed vessels under our fifth OSV newbuild program and upgraded vessels placed in service under our 200 class OSV retrofit program during 2013 and 2014 accounted for approximately $55.0 million of the higher operating costs.
Depreciation and Amortization. Depreciation and amortization expense was $29.5 million, or 34.3%, higher for 2014 compared to 2013. This increase is primarily due to the full or partial-period contribution of 14 newbuild vessels that were placed in service on various dates during 2013 and 2014, as well as the higher cost basis of six vessels redelivered under our 200 class OSV retrofit program in 2013. The increase in amortization is primarily due to a higher per-vessel average in shipyard costs for vessel regulatory drydockings given the shift in our fleet mix to a higher percentage of much larger high-spec vessels and, to a lesser extent, incremental amortization recorded for the accelerated regulatory drydocking of vessels during 2014.
General and Administrative Expenses. General and administrative expenses of $54.2 million increased by $0.8 million, or 1.5%, during 2014 compared to 2013. This increase in G&A expenses was primarily the result of the growth of our shoreside support team related to our on-going newbuild program and expanding international operations. This increase was partially offset due to the valuation of our stock-based compensation expense, which was driven lower by the recent decline in our stock price, and lower shoreside incentive compensation expense. General and administrative expenses as a percentage of revenues were 8.5% for 2014 compared to 9.7% for 2013.
Gain on Sale of Assets. During 2014, we sold a non-core 220 class OSV that resulted in an aggregate gain of approximately $0.8 million ($0.5 million after-tax or $0.01 per diluted share). During 2013, we sold certain non-core marine assets, including two 220 class OSVs, that resulted in an aggregate gain of approximately $1.6 million ($1.0 million after-tax or $0.03 per diluted share).
Operating Income. Operating income decreased by $1.7 million to $169.4 million during 2014 compared to 2013 for the reasons discussed above. Operating income as a percentage of revenues was 26.7% for 2014 compared to 31.2% for 2013.
Loss on Early Extinguishment of Debt. On March 14, 2013, we commenced a cash tender offer for all of the $250.0 million in aggregate principal amount of our 2017 senior notes. Approximately 94% of such senior notes were validly tendered during the designated tender period, which ended on March 27, 2013. The remaining 2017 senior notes were redeemed on May 13, 2013. During 2013, we recorded a loss on early extinguishment of debt of approximately $25.8 million ($16.1 million after-tax or $0.44 per diluted share), which was comprised of the tender offer costs, the write-off of unamortized financing costs and original issue discount, and a bond redemption premium. There was no such transaction in 2014.
Interest Expense. Interest expense decreased $16.6 million during 2014 compared to 2013 primarily due to lower interest expense resulting from the November 2013 retirement of our convertible senior notes due 2026. During 2014, we capitalized interest of $33.2 million, or roughly 52% of our total interest costs, compared to capitalized interest of $31.2 million, or roughly 40% of our total interest costs, for 2013.
Interest Income. Interest income decreased by $1.4 million to $1.1 million for 2014 compared to $2.5 million for 2013. Our average cash balance decreased to $307.9 million for 2014 compared to $663.4 million for 2013. The average interest rate earned on our invested cash balances was approximately 0.4% during the fiscal years ended December 31, 2014 and December 31, 2013. The decrease in average cash balance was due to cash outflows associated with our fifth OSV newbuild program in 2014 and the retirement of all of our outstanding $250 million aggregate principal amount of 2026 convertible senior notes in November 2013.
Income Tax Expense. Our effective tax rate was 37.3% and 36.2% for 2014 and 2013, respectively. During 2014, our income tax expense primarily consisted of deferred taxes. Our income tax rate is different from the federal statutory rate primarily due to expected state tax liabilities and items not deductible for federal income tax purposes. The lower tax rate for 2013 was primarily attributable to the tax benefit taken in 2013 in connection with the re-pricing of the net deferred tax liabilities on the balance sheet as a result of the sale of the Downstream segment.
Income from Continuing Operations. Operating performance increased year-over-year by $23.8 million for reported income from continuing operations of $87.9 million for 2014 compared to $64.1 million for 2013. Excluding the after-tax loss on early extinguishment of debt, income from continuing operations would have been $80.2 million for the twelve months ended December 31, 2013 compared to $87.9 million for the same period in 2014. This increase in income from continuing operations for 2014 was primarily due to higher operating income based on the full or partial- period contribution of 14 vessels placed in service under our fifth OSV newbuild program discussed above and a $15.2 million decrease in net interest expense. Income from continuing operations for 2013 was adversely impacted by a $25.8 million pre-tax loss on early extinguishment of debt in connection with the tender offer purchase and redemption of our 2017 senior notes.
Discontinued Operations. On August 29, 2013, we closed the sale of substantially all of our Downstream assets to Genesis Marine, LLC. As a result of this transaction, the current and historical operating results of these vessels for 2014 and 2013 have been restated and reflected as discontinued operations. Excluded from the sale were three older, lower-horsepower tugs considered to be non-core assets. During the twelve months ended December 31, 2014, these three tugs were sold for net cash proceeds of $1.6 million. These sales resulted in a pre-tax gain of approximately $0.9 million ($0.6 million after-tax or $0.02 per diluted share. Operating income during 2013 for this segment included a gain on sale of assets of approximately $60.0 million ($38.1 million after-tax or $1.04 per diluted share).
The following table details financial highlights for fiscal years ended December 31, 2014, and 2013, respectively, related to our Downstream segment that was sold in August 2013 (in thousands):

	Year Ended December 31,
	2014	2013
Revenue	$12	$43,318
Gain on sale of assets	867	60,076
Operating income	555	74,278
Income from discontinued operations, net of tax	618	47,315
Liquidity and Capital Resources
Our capital requirements have historically been financed with cash flows from operations, proceeds from issuances of our debt and common equity securities, borrowings under our credit facilities and cash received from the sale of assets. We require capital to fund on-going operations, remaining obligations under our expanded fifth OSV newbuild program, vessel recertifications, discretionary capital expenditures and debt service and may require capital to fund potential future vessel construction, retrofit or conversion projects, acquisitions or stock repurchases. The nature of our capital requirements and the types of our financing sources are not expected to change significantly for 2016.
We have reviewed all of our debt agreements as well as our liquidity position and projected future cash needs. Despite volatility in commodity markets, we remain confident in our current financial position, the strength of our balance sheet and the short- and long-term viability of our business model. To date, our liquidity has been impacted by such volatility through lower than normal cash flow from operations. However, including cash on-hand, we expect to generate sufficient cash flow from operations to cover all of our growth capital expenditures for the remaining four HOSMAX vessels under construction, commercial-related capital expenditures, and all of our annually recurring cash debt service, maintenance capital expenditures and cash income taxes through the completion of the newbuild program, as well as discretionary share repurchases from time to time, without ever having to use our currently undrawn revolving credit facility. We also believe that we will be able to fund all of the deferred maintenance capital expenditures that will be required upon reactivation of our stacked vessels when market conditions improve without having to draw on such facility. We have three tranches of funded unsecured debt outstanding that mature in fiscal years 2019, 2020 and 2021, respectively.
As of December 31, 2015, we had total cash and cash equivalents of $259.8 million. We also have a $300 million revolving credit facility, expandable up to $500 million, which is undrawn as of February 26, 2016. On February 6, 2015, we amended and extended the maturity of our existing revolving credit facility to February 2020, provided that, if the 2019 convertible senior notes remain outstanding on March 1, 2019, the Company is required to maintain a specified minimum liquidity level until after the redemption or refinancing of the convertible senior notes, which mature on September 1, 2019. As of December 31, 2015, we had posted letters of credit for $0.5 million and had $299.5 million of credit available under our revolving credit facility. The full undrawn credit amount of such facility is available for all uses of proceeds, including working capital, if necessary. However, the primary intended use of the facility is the potential future construction or acquisition of assets that generate additional EBITDA.
On October 28, 2014, our Board of Directors authorized us to repurchase up to $150 million in shares of our common stock from time to time, $25 million of which was used to buy-back 891,396 shares during the fourth quarter of 2014. There were no such repurchases during the twelve months ended December 31, 2015. Any future repurchases under this program will be funded from our cash on-hand, cash flow from operations and/or cash proceeds from the divestiture of non-core assets. While we have an authorized share repurchase program, we will continue to prioritize our usage of cash appropriate to the current market cycle.
Although we expect to continue generating positive working capital through our operations, events beyond our control, such as sustained low prices for oil and natural gas, a further significant decline in such commodity prices, renewed regulatory-driven delays in the issuance of drilling plans and permits in the GoM, declines in expenditures for exploration, development and production activity, any extended reduction in domestic consumption of refined petroleum products and other reasons discussed under the Forward Looking Statements on page ii and "Item 1A—Risk Factors" of this Annual Report on Form 10-K, may affect our financial condition, results of operations or cash flows. Should such need for additional financing arise, we may not be able to access the capital markets on attractive terms at that time or otherwise obtain sufficient capital to meet our maturing debt obligations or finance growth opportunities that may arise. We will continue to closely monitor our liquidity position, as well as the state of the global capital and credit markets. See further discussion in the Contractual Obligations section below.
Cash Flows
Operating Activities. We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities were $215.8 million in 2015, $163.1 million in 2014, and $207.1 million in 2013. Operating cash flows in 2015 were favorably impacted by a reduction in outstanding accounts receivable balances combined with lower cash outflows for regulatory drydocking expenses compared to the prior year, partially offset by lower cash inflows from soft market conditions. Cash flows from operations for 2015 reflect full or partial-period contributions from 14 vessels that were placed in service under our fifth OSV newbuild program on various dates during 2014 and 2015. Operating cash flows in 2014 included the impact of $43.6 million of costs related to regulatory recertifications for our vessels. Operating cash flows in 2014 were unfavorably affected by the soft market conditions for our OSVs operating in the GoM, partially offset by the full or partial-period contributions from 14 vessels that were placed in service under our fifth OSV newbuild program on various dates during 2013 and 2014. Operating cash flows in 2013 were favorably affected by the increased dayrates for our high-spec OSVs and MPSVs operating in the GoM and, to a lesser extent, the partial-period contributions from four new generation OSVs that were delivered under our fifth OSV newbuild program.
Investing Activities. Net cash used in investing activities was $141.3 million in 2015, $401.5 million in 2014, and $526.6 million in 2013. Cash utilized in 2015 consisted of construction costs incurred for our fifth OSV newbuild program partially offset by $152.0 million in aggregate proceeds from the sale of four 250EDF class OSVs to the U.S. Navy. The proceeds from the asset sale have been reinvested in the construction of vessels under our fifth OSV newbuild program. Cash utilized during 2014 primarily consisted of construction costs incurred for our fifth OSV newbuild program and capital improvements made to our existing operating fleet, partially offset by $7.2 million in aggregate net cash proceeds from the sale of non-core assets. Cash utilized during 2013 primarily consisted of construction costs incurred for our fifth OSV newbuild program and capital improvements made to our existing operating fleet, partially offset by $16.0 million in aggregate net cash proceeds from the sale of non-core assets.
Financing Activities. Net cash provided by (used in) financing activities was $1.0 million in 2015, $(19.7) million in 2014, and $(61.3) million in 2013. Net cash provided by financing activities in 2015 resulted from net proceeds from common shares issued pursuant to our employee stock-based incentive plan, partially offset by deferred financing costs related to the amendment and extension of our existing $300 million revolving credit facility. Net cash used in financing activities for 2014 primarily resulted from the repurchase of our common stock. See Note 7 to our consolidated financial statements for further information regarding the common stock repurchase. Net cash used in financing activities for 2013 primarily resulted from the repurchase and retirement of our 2017 senior notes and the redemption of our 2026 convertible senior notes. These outflows were partially offset by the issuance of our 2021 senior notes.
On March 14, 2013, we commenced a tender offer and solicitation of consents relating to the repurchase of our existing 2017 senior notes. The tender offer expired on April 10, 2013. On March 28, 2013, we also completed the private placement of $450 million of 2021 senior notes, resulting in offering proceeds of approximately $442.4 million, net of transaction costs. In connection with the tender offer, related consent solicitation, and related redemption, we used $269.3 million of such proceeds to repurchase all of our outstanding $250 million aggregate principal amount of 2017 senior notes. As a result of the repurchase of the 2017 senior notes, we recorded a pre-tax loss on early extinguishment of debt of $25.8 million ($16.1 million after-tax or $0.44 per diluted share).
On November 15, 2013, we completed the conversion and redemption of all of our outstanding $250 million aggregate principal amount of 2026 convertible senior notes. We elected to redeem the 2026 convertible senior notes on November 15, 2013, or the Redemption Date, at a redemption price of 100% of the principal amount thereof and accrued and unpaid interest to, but excluding, the Redemption Date. Holders of approximately $249.6 million in aggregate principal amount of the 2026 convertible senior notes elected to convert prior to the previously announced redemption date of November 15, 2013. The conversions of the 2026 convertible senior notes were settled based on the applicable conversion rate of 20.6260 shares of our common stock per $1,000 principal amount of notes, which equates to a conversion price of $48.48 per share, and on the volume-weighted average price of our common stock during the Observation Period (as defined in the Indenture governing the 2026 convertible senior notes) of October 8,

2013 through November 11, 2013. We satisfied our conversion obligations to holders by paying cash equal to the aggregate principal amount of the 2026 convertible senior notes converted and delivering shares of our common stock in settlement of all conversion obligations in excess of the principal amount (except that we paid cash in lieu of issuing fractional shares). In total, we delivered 728,411 shares of our common stock to the converting holders, which were provided to us by the counterparties to the previously disclosed convertible note hedge transactions entered into in 2006 concurrently with the pricing of the 2026 convertible senior notes. This prevented the equity dilution that would otherwise have resulted from the share delivery requirements of the conversion. The number of shares of our common stock outstanding after the conversion was the same as immediately prior to the conversion. The remaining $0.4 million in aggregate principal amount of the 2026 convertible senior notes was redeemed on November 15, 2013 at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the Redemption Date. The cash payment obligations related to the conversion and redemption were funded with cash on-hand.
Discontinued Operations. Net cash provided by discontinued operations was $4.0 million in 2014 and $244.1 million in 2013. Net cash provided by discontinued operations in 2014 primarily resulted from the sale of our final three older, lower-horsepower tugs. Net cash provided by discontinued operations in 2013 primarily resulted from the sale of substantially all of the assets related to the Downstream segment to Genesis Marine, LLC for approximately $230 million in gross cash proceeds. See Note 13 for further discussion regarding Discontinued Operations. The proceeds from the asset sale have been reinvested in the construction of vessels under our fifth OSV newbuild program.
Commitments and Contractual Obligations
The following table sets forth our aggregate contractual obligations as of December 31, 2015 (in thousands).

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
Vessel construction commitments(1)	$133,292	$86,358	$46,934	$—	$—
5.000% senior notes due 2021(2)	450,000	—	—	—	450,000
5.875% senior notes due 2020(3)	375,000	—	—	375,000	—
1.500% convertible senior notes due 2019(4)	300,000	—	—	300,000	—
Interest payments(5)	240,891	49,031	98,063	82,547	11,250
Operating leases(6)	39,790	3,032	4,710	4,862	27,186
Total	$1,538,973	$138,421	$149,707	$762,409	$488,436

(1)
Vessel construction commitments reflect contractual milestone payments for our fifth OSV newbuild program. The total project costs for the currently contracted 24-vessel program are expected to be $1,335.0 million, excluding capitalized construction period interest. From the inception of this program through December 31, 2015, we have incurred $1,201.7 million, or 90.0%, of total expected project costs.

(2)	Our 2021 senior notes, with a fixed interest rate of 5.000% per year, mature on March 1, 2021 and currently include $5,080 of deferred financing costs.

(3)	Our 2020 senior notes, with a fixed interest rate of 5.875% per year, mature on April 1, 2020 and currently include $3,944 of deferred financing costs.

(4)
Our 2019 convertible senior notes, with a fixed interest rate of 1.500% per year, mature on September 1, 2019 and currently include $41,600 of non-cash original issue discount and $4,095 of deferred financing costs. Holders of the convertible senior notes may require that such notes be repurchased at their option pursuant to certain types of corporate transactions described in Note 6 of our consolidated financial statements included herein. The debt maturities reflected in the table above assume that the holders of our convertible senior notes do not require that such notes be repurchased prior to their maturity in September 2019.

(5)
Interest payments relate to our 2021 senior notes due March 1, 2021, our 2020 senior notes due April 1, 2020 and our 2019 convertible senior notes due September 1, 2019 with semi-annual interest payments of $11.3 million payable March 1 and September 1, $11.0 million payable April 1 and October 1, and $2.3 million payable March 1 and September 1, respectively. Non-cash interest expense has been excluded from the table above.

(6)
Included in operating leases are commitments for a shore-base port facility, office space, office equipment and vehicles. See “Item 2—Properties” for additional information regarding our leased office space and other facilities.

Debt
As of December 31, 2015, the Company had the following outstanding long-term debt (in thousands, except effective interest rate):

	Total Debt	Effective Interest Rate	Semi-Annual Cash Interest Payment	Payment Dates
5.875% senior notes due 2020, net of deferred financing costs of $3,944 (1)	$371,056	6.08%	$11,000	April 1 and October 1
5.000% senior notes due 2021, net of deferred financing costs of $5,080 (1)	444,920	5.21%	11,300	March 1 and September 1
1.500% convertible senior notes due 2019, net of original issue discount of $41,600 and deferred financing costs of $4,095	254,305	6.23%	2,300	March 1 and September 1
	$1,070,281

(1)
The senior notes do not require any payments of principal prior to their stated maturity dates, but pursuant to the indentures under which the 2020 and 2021 senior notes were issued, we would be required to make offers to purchase such senior notes upon the occurrence of specified events, such as certain asset sales or a change in control.

On February 6, 2015, we amended and extended our revolving credit facility to extend the maturity date, modify certain covenants and reduce the collateral coverage of such facility. The $300.0 million revolving credit facility remains undrawn as of February 26, 2016. With the revolving credit facility, we have the option of borrowing at a variable rate of interest equal to (i) London Interbank Offered Rate, or LIBOR, plus a margin of 2.0% to 3.0% or (ii) the greatest of the Prime Rate, the Federal Funds Effective Rate plus 1/2 of 1% or LIBOR, plus 1.0%; plus in each case an applicable margin. The applicable margin for each base rate is determined by a pricing grid, which is based on a new total debt-to-capitalization ratio, as defined in the credit agreement governing the revolving credit facility, as amended. The applicable LIBOR margin for the amended revolving credit facility ranges from 200 to 300 basis points. Unused commitment fees are payable quarterly at the annual rate of 37.5 to 50.0 basis points of the unused portion of the borrowing base of the new revolving credit facility, based on the defined total debt-to-capitalization ratio. For additional information with respect to our revolving credit facility, our 2020 senior notes, our 2021 senior notes, and our 2019 convertible senior notes, please refer to Note 6 of our consolidated financial statements included herein.
The credit agreement governing the revolving credit facility and the indentures governing our 2020 senior notes and 2021 senior notes impose certain operating and financial restrictions on us. Such restrictions affect, and in many cases limit or prohibit, among other things, our ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and make dividend or other restricted payments. Based on our financial ratios for the year ended December 31, 2015, the full amount of the undrawn borrowing base under our revolving credit facility is available to us for all uses of proceeds, including working capital, if necessary. For the quarter ended December 31, 2015, we were in compliance with all of our debt covenants. We continuously review our debt covenants and report to our lenders our compliance with financial ratios on a quarterly basis. We also consider such covenants in evaluating transactions that will have an effect on our financial ratios.
Capital Expenditures and Related Commitments
The following table sets forth the amounts incurred for our fifth OSV newbuild program, before construction period interest, during the year ended December 31, 2015 and since such program’s inception, as well as the estimated total project costs for such program (in millions):

	For the Year Ended December 31, 2015	Incurred Since Inception	Estimated Program Totals(1)	Projected Delivery Dates(1)
Growth Capital Expenditures:
OSV Newbuild Program #5(2)	$169.3	$1,201.7	$1,335.0	2Q2013-4Q2017

(1)
Estimated Program Totals and Projected Delivery Dates are based on internal estimates and are subject to change due to delays and possible cost overruns inherent in any large construction project, including, without limitations, shortages of equipment, lack of shipyard availability, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, the inability to obtain necessary certifications and approvals and shortages of materials, component equipment or skilled labor. All of the above historical and budgeted capital expenditure project amounts for our newbuild program represent estimated cash outlays and do not include any allocation of capitalized construction period interest. Projected delivery dates correspond to the first and last vessels that are contracted with shipyards for construction and delivery under our currently active program, respectively.

(2)
Our fifth OSV newbuild program consists of vessel construction contracts with three domestic shipyards to build four 300 class OSVs, five 310 class OSVs, ten 320 class OSVs, three 310 class MPSVs and two 400 class MPSVs. As of February 17, 2016, we had placed 20 vessels in service under such program. The remaining four vessels under this 24-vessel domestic newbuild program are currently expected to be placed in service as follows: two in the remainder of 2016 and two in 2017. Please refer to Our Vessels on page 6 of this Form 10-K for more information about vessel names and placed-in-service dates.

The following table summarizes the costs incurred, prior to the allocation of construction period interest, for the purposes set forth below for the years ended December 31, 2015, 2014, and 2013, and a forecast for the fiscal year ending December 31, 2016 (in millions):

	Year Ended December 31,
	2016	2015	2014	2013
	Forecast	Actual	Actual	Actual
Maintenance and Other Capital Expenditures:
Maintenance Capital Expenditures
Deferred drydocking charges(1)	$11.2	$13.3	$43.6	$35.9
Other vessel capital improvements(2)	10.3	14.7	23.7	10.9
	21.5	28.0	67.3	46.8
Other Capital Expenditures
200 class OSV retrofit program(3)	—	—	0.1	48.0
Commercial-related vessel improvements(4)	13.0	72.1	31.3	14.7
Miscellaneous non-vessel additions(5)	1.0	16.5	9.6	3.9
	14.0	88.6	41.0	66.6
Total:	$35.5	$116.6	$108.3	$113.4

(1)	Deferred drydocking charges for 2016 include the projected recertification costs for 16 OSVs and one MPSV.

(2)	Other vessel capital improvements include costs for discretionary vessel enhancements, which are typically incurred during a planned drydocking event to meet customer specifications.

(3)
Our 200 class OSV retrofit program consisted of a vessel construction contract with a domestic shipyard to upgrade and stretch six of our Super 200 class DP-1 OSVs converting them into 240 class DP-2 OSVs. The total project costs for such program, which commenced in December 2012 and was completed in November 2013, was $50.4 million. These vessel improvement costs have resulted in higher dayrates charged to customers.

(4)
Commercial-related vessel improvements include items, such as cranes, ROVs, helidecks, living quarters, and other specialized vessel equipment which costs are typically included in and offset, in whole or in part, by higher dayrates charged to customers.

(5)	Non-vessel capital expenditures are primarily related to information technology and shore-side support initiatives.
Inflation
To date, general inflationary trends have not had a material effect on our operating revenues or expenses.
Item 7A—Quantitative and Qualitative Disclosures About Market Risk
We have not entered into any derivative financial instrument transactions to manage or reduce market risk or for speculative purposes, other than the convertible note hedge and warrant transactions entered into concurrently with our convertible note offerings in August 2012. Such transactions were entered into to mitigate the potential dilutive effect of the conversion feature of the convertible notes on our common stock. A hypothetical 25% change from our closing share price of $9.94 to $12.43 as of December 31, 2015 would not have had an impact on such warrant transactions because the strike price of the warrants associated with the convertible notes is $68.53.
Changes in interest rates may result in changes in the fair market value of our financial instruments, interest income and interest expense. Our financial instruments that are exposed to interest rate risk are cash equivalents and long-term borrowings. Due to the short duration and conservative nature of our cash equivalent investment portfolio, we do not expect any material loss with respect to our investments. The book value for cash equivalents is considered to be representative of its fair value. A hypothetical 10% change in interest rates as of December 31, 2015 would have had no material impact on such investments, interest income or interest expense.
Changes in interest rates would not impact the interest expense for our long-term fixed interest rate 2020 senior notes, 2021 senior notes, and 2019 convertible senior notes. However, changes in interest rates would impact the fair market value of such notes. In general, the fair value of debt with a fixed interest rate will increase as interest rates fall. Conversely, the fair value of debt will decrease as interest rates rise. The currently outstanding 2020 senior notes accrue interest at a rate of 5.875% per annum and mature on April 1, 2020 and the effective interest rate on such notes is 6.08%. The currently outstanding 2021 senior notes accrue interest at the rate of 5.000% per annum and mature on March 1,

2021 and the effective interest rate on such notes is 5.21%. Our outstanding 2019 convertible senior notes accrue interest at the rate of 1.500% and mature on September 1, 2019. The effective interest rate on such notes, after taking into account the accretion of imputed original issue discount, is 6.23%.
In connection with our 2019 convertible senior notes, we are a party to outstanding convertible note hedge transactions with respect to our common stock. The counterparties to such transactions are Barclays Bank PLC; JP Morgan Chase Bank, National Association, London Branch; and Wells Fargo Bank, National Association. We are not currently aware of any collection issues with regard to any of these counterparties.
We estimate the fair value of our 2020 senior notes, 2021 senior notes and 2019 convertible senior notes, all of which are publicly traded, by using quoted market prices. The fair value of our undrawn revolving credit facility, when there are outstanding balances, approximates its carrying value. The face value, carrying value and fair value of our total debt was $1,125.0 million, $1,070.3 million and $736.4 million, respectively, as of December 31, 2015.
As of December 31, 2015, we had no amounts outstanding under our variable interest rate revolving credit facility. Therefore it is not subject to interest rate risk.
We have operations in international markets, which include two of our primary geographic regions of Brazil and Mexico. As of December 31, 2015, we had time charters for 10 of our vessels working in foreign markets. Although most of our time charter contracts are denominated U.S. Dollars, we do collect time charter payments and value added tax, or VAT, payments in local currencies for four vessels, which creates an exchange risk related to currency fluctuations. We also frequently acquire other vessel equipment for our active vessels that are denominated in foreign currencies, which creates an exchange risk to foreign currency fluctuations related to the payment terms of such commitments or purchases. To date, we have not hedged against any foreign currency rate fluctuations associated with foreign currency VAT payments or other foreign currency denominated transactions arising in the normal course of business. We continually monitor the currency exchange risks associated with conducting international operations. To date, gains or losses associated with such fluctuations have not been material. However, as we further expand our operations in international markets, we may become exposed to certain risks typically associated with foreign currency fluctuation.
Item 8—Financial Statements and Supplementary Data
The financial statements and supplementary information required by this Item appear on pages F-1 through F-34 of this Annual Report on Form 10-K.
Item 9—Changes in and Disagreements with Accountants on Accounting and Financial Disclosures
None.
Item 9A—Controls and Procedures
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13(a)-15(f) or Rule15d-15(f) under the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with U.S. generally accepted accounting principles; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with authorizations of the Company’s management and board of directors; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, utilizing the criteria set forth in the report entitled Internal Control—Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon such assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.
Ernst & Young LLP, an independent registered public accounting firm, who audited our consolidated financial statements included in this Form 10-K, has issued an attestation report on our internal control over financial reporting which is included herein.
There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of
Hornbeck Offshore Services, Inc.
We have audited Hornbeck Offshore Services, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Hornbeck Offshore Services, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Hornbeck Offshore Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hornbeck Offshore Services, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2015 of Hornbeck Offshore Services, Inc. and our report dated February 26, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
New Orleans, Louisiana
February 26, 2016

Item 9B—Other Information
Glossary of Terms

"2014 senior notes" or "2014 notes" means 6.125% senior notes due 2014;
"2017 senior notes" or "2017 notes" means 8.000% senior notes due 2017;
"2019 convertible senior notes" or "2019 notes" means 1.500% convertible senior notes due 2019;
"2020 senior notes" or "2020 notes" means 5.875% senior notes due 2020;
"2021 senior notes" or "2021 notes" means 5.000% senior notes due 2021;
"2026 convertible senior notes" or "2026 notes" means 1.625% convertible senior notes due 2026;
“AHTS” means anchor-handling towing supply;
“ASC” means Financial Accounting Standards Board Accounting Standards Codification;
“average dayrate” means, when referring to OSVs or MPSVs, average revenue per day, which includes charter hire, crewing services and net brokerage revenues, based on the number of days during the period that the OSVs or MPSVs, as applicable, generated revenue. For purposes of vessel brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost of in-chartering third-party equipment paid by customers;
"BOEM" means the Bureau of Ocean Energy Management;
"BSEE" means the Bureau of Safety and Environmental Enforcement;
"cabotage laws" means laws pertaining to the privilege of operating vessels in the navigable waters of a nation;
“coastwise trade” means the transportation of merchandise or passengers by water, or by land and water, between points in the United States, either directly or via a foreign port;
“conventional” means, when referring to OSVs, vessels that are at least 30 years old, are generally less than 200’ in length or carry less than 1,500 deadweight tons of cargo when originally built and primarily operate, when active, on the continental shelf;
“deepwater” means offshore areas, generally 1,000’ to 5,000’ in depth;
“Deepwater Horizon incident” means the subsea blowout and resulting oil spill at the Macondo well site in the GoM in April 2010 and subsequent sinking of the Deepwater Horizon drilling rig;
“deep-well” means a well drilled to a true vertical depth of 15,000’ or greater, regardless of whether the well was drilled in the shallow water of the Outer Continental Shelf or in the deepwater or ultra-deepwater;
“DOI” means U.S. Department of the Interior and all its various sub-agencies, including effective October 1, 2011 the Bureau of Ocean Energy Management (“BOEM”), which handles offshore leasing, resource evaluation, review and administration of oil and gas exploration and development plans, renewable energy development, National Environmental Policy Act analysis and environmental studies, and the Bureau of Safety and Environmental Enforcement (“BSEE”) which is responsible for the safety and enforcement functions of offshore oil and gas operations, including the development and enforcement of safety and environmental regulations, permitting of offshore exploration, development and production activities, inspections, offshore regulatory programs, oil spill response and newly formed training and environmental compliance programs; BOEM and BSEE being successor entities to the Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE”), which effective June 2010 was the successor entity to the Minerals Management Service;
“domestic public company OSV peer group” includes Gulfmark Offshore, Inc. (NYSE:GLF), SEACOR Holdings Inc. (NYSE:CKH) and Tidewater Inc. (NYSE:TDW);

“DP-1”, “DP-2” and “DP-3” mean various classifications of dynamic positioning systems on new generation vessels to automatically maintain a vessel’s position and heading through anchor-less station-keeping;
“DWT” means deadweight tons;
“effective dayrate” means the average dayrate multiplied by the average utilization rate;
“EIA” means the U.S. Energy Information Administration;
"EPA" means United States Environmental Protection Agency;
“flotel” means on-vessel accommodations services, such as lodging, meals and office space;
"GAAP" means United States generally accepted accounting principles;
“GoM” means the U.S. Gulf of Mexico;
“high-specification” or “high-spec” means, when referring to new generation OSVs, vessels with cargo-carrying capacity of greater than 2,500 DWT (i.e., 240 class OSV notations or higher), and dynamic-positioning systems with a DP-2 classification or higher; and, when referring to jack-up drilling rigs, rigs capable of working in 400-ft. of water depth or greater, with hook-load capacity of 2,000,000 lbs. or greater, with cantilever reach of 70-ft. or greater; and minimum quarters capacity of 150 berths or more and dynamic-positioning systems with a DP-2 classification or higher;
"IHS-CERA" means the division of IHS Inc. focused on providing knowledge and independent analysis on energy markets, geopolitics, industry trends and strategy;
"IHS-Petrodata" means the division of IHS Inc. focused on providing data, information, and market intelligence to the offshore energy industry;
“IRM” means inspection, repair and maintenance, also known as “IMR,” or inspection, maintenance and repair, depending on regional preference;
“Jones Act” means the U.S. cabotage law known as the Merchant Marine Act of 1920, as amended;
“Jones Act-qualified” means, when referring to a vessel, a U.S.-flagged vessel qualified to engage in domestic coastwise trade under the Jones Act;
“long-term contract” means a time charter of one year or longer in duration;
“Macondo” means the well site location in the deepwater GoM where the Deepwater Horizon incident occurred as well as such incident itself;
“MPSV” means a multi-purpose support vessel;
“MSRC” means the Marine Spill Response Corporation;
“new generation” means, when referring to OSVs, modern, deepwater-capable vessels subject to the regulations promulgated under the International Convention on Tonnage Measurement of Ships, 1969, which was adopted by the United States and made effective for all U.S.-flagged vessels in 1992 and foreign-flagged equivalent vessels;
“OPA 90” means the Oil Pollution Act of 1990;
“OSV” means an offshore supply vessel, also known as a “PSV,” or platform supply vessel, depending on regional preference;
“PEMEX” means Petroleos Mexicanos;
“Petrobras” means Petroleo Brasileiro S.A.;
“public company OSV peer group” means SEACOR Holdings Inc. (NYSE:CKH), GulfMark Offshore, Inc. (NYSE:GLF), Tidewater Inc. (NYSE:TDW), Farstad Shipping (NO:FAR), Solstad Offshore (NO:SOFF), Deep Sea Supply

(NO:DESSC), DOF ASA (NO:DOF), Siem Offshore (NO:SIOFF), Groupe Bourbon SA (GBB:FP), Havila Shipping ASA (NO:HAVI), Eidesvik Offshore (NO:EIOF) and/or Ezra Holdings Ltd (SI:EZRA);
“ROV” means a remotely operated vehicle;
"USCG" means United States Coast Guard;
“ultra-deepwater” means offshore areas, generally more than 5,000’ in depth; and
“ultra high-specification” or “ultra high-spec” means, when referring to new generation OSVs, vessels with cargo-carrying capacity of greater than 5,000 DWT (i.e., 300 class OSV notations or higher), and dynamic-positioning systems with a DP-2 classification or higher.
PART III
Item 10—Directors, Executive Officers and Corporate Governance
The information required under this item is incorporated by reference herein from the Company’s definitive 2016 proxy statement anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2015.
Item 11—Executive Compensation
The information required under this item is incorporated by reference herein from the Company’s definitive 2016 proxy statement anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2015.
Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
The information required under this item is incorporated by reference herein from the Company’s definitive 2016 proxy statement anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2015.
Item 13—Certain Relationships and Related Transactions, and Director Independence
The information required under this item is incorporated by reference herein from the Company’s definitive 2016 proxy statement anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2015.
Item 14—Principal Accounting Fees and Services
The information required under this item is incorporated by reference herein from the Company’s definitive 2016 proxy statement anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2015.

PART IV
Item 15—Exhibits and Financial Statement Schedules
(a) The following items are filed as part of this report:
1. Financial Statements. The financial statements and information required by Item 8 appear on pages F-1 through F-34 of this report. The Index to Consolidated Financial Statements appears on page F-1.
2. Financial Statement Schedules. All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.
3. Exhibits. The Exhibit Index is shown on page E-1 of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
Hornbeck Offshore Services, Inc.
We have audited the accompanying consolidated balance sheets of Hornbeck Offshore Services, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hornbeck Offshore Services, Inc. and subsidiaries at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hornbeck Offshore Services, Inc.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
New Orleans, Louisiana
February 26, 2016

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	Year Ended December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	$259,801	$185,123
Accounts receivable, net of allowance for doubtful accounts of $2,877 and $3,693 respectively	91,202	130,969
Other current assets	13,033	20,049
Current assets from discontinued operations	—	470
Total current assets	364,036	336,611
Property, plant and equipment, net	2,574,661	2,459,486
Deferred charges, net	35,273	52,968
Other assets	10,446	11,870
Total assets	$2,984,416	$2,860,935
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$35,916	$42,404
Accrued interest	14,795	14,890
Accrued payroll and benefits	11,222	14,830
Deferred revenue	5,734	1,561
Other accrued liabilities	17,878	9,360
Total current liabilities	85,545	83,045
Long-term debt, net of original issue discount of $41,600 and $51,528 and deferred financing costs of $13,119 and $15,985, respectively	1,070,281	1,057,487
Deferred tax liabilities, net	381,619	346,961
Other liabilities	808	1,117
Long-term liabilities of discontinued operations	—	1,560
Total liabilities	1,538,253	1,490,170
Stockholders’ equity:
Preferred stock: $0.01 par value; 5,000 shares authorized; no shares issued and outstanding	—	—
Common stock: $0.01 par value; 100,000 shares authorized; 35,985 and 35,557 shares issued and outstanding, respectively	360	356
Additional paid-in capital	748,041	736,294
Retained earnings	701,838	635,017
Accumulated other comprehensive loss	(4,076)	(902)
Total stockholders’ equity	1,446,163	1,370,765
Total liabilities and stockholders’ equity	$2,984,416	$2,860,935

The accompanying notes are an integral part of these consolidated statements

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2015	2014	2013
Revenues	$476,070	$634,793	$548,145
Costs and expenses:
Operating expenses	219,260	296,500	239,239
Depreciation	82,566	71,301	55,332
Amortization	26,463	44,149	30,630
General and administrative expenses	48,297	54,245	53,428
	376,586	466,195	378,629
Gain on sale of assets	44,060	822	1,587
Operating income	143,544	169,420	171,103
Other income (expense):
Loss on early extinguishment of debt	—	—	(25,776)
Interest income	1,525	1,086	2,515
Interest expense	(39,496)	(30,733)	(47,352)
Other income (expense), net	1,005	501	(92)
	(36,966)	(29,146)	(70,705)
Income before income taxes	106,578	140,274	100,398
Income tax expense	39,757	52,367	36,320
Income from continuing operations	66,821	87,907	64,078
Income from discontinued operations, net of tax	—	618	47,315
Net income	$66,821	$88,525	$111,393
Earnings per share:
Basic earnings per common share from continuing operations	$1.87	$2.43	$1.79
Basic earnings per common share from discontinued operations	—	0.02	1.31
Basic earnings per common share	$1.87	$2.45	$3.10
Diluted earnings per common share from continuing operations	$1.84	$2.40	$1.76
Diluted earnings per common share from discontinued operations	—	0.01	1.29
Diluted earnings per common share	$1.84	$2.41	$3.05
Weighted average basic shares outstanding	35,755	36,172	35,895
Weighted average diluted shares outstanding	36,302	36,692	36,548

The accompanying notes are an integral part of these consolidated statements

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,
	2015	2014	2013
Net income	$66,821	$88,525	$111,393
Other comprehensive income:
Foreign currency translation loss	(3,174)	(107)	(537)
Total comprehensive income	$63,647	$88,418	$110,856

The accompanying notes are an integral part of these consolidated statements

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders Equity
	Shares	Amount
Balance at January 1, 2013	35,479	$355	$705,658	$460,090	$(258)	$1,165,845
Excess tax benefit from sharebased payments	—	—	4,501	—	—	4,501
Shares issued under employee benefit programs	616	6	5,400	—	—	5,406
Stock-based compensation expense	—	—	8,820	—	—	8,820
Net income	—	—	—	111,393	—	111,393
Foreign currency translation loss	—	—	—	—	(537)	(537)
Balance at December 31, 2013	36,095	$361	$724,379	$571,483	$(795)	$1,295,428
Excess tax benefit from sharebased payments	—	—	292	—	—	292
Shares issued under employee benefit programs	353	4	2,182	—	—	2,186
Stock repurchased and retired	(891)	(9)	—	(24,991)	—	(25,000)
Stock-based compensation expense	—	—	9,441	—	—	9,441
Net income	—	—	—	88,525	—	88,525
Foreign currency translation loss	—	—	—	—	(107)	(107)
Balance at December 31, 2014	35,557	$356	$736,294	$635,017	$(902)	$1,370,765
Excess tax shortfall from sharebased payments	—	—	(572)	—	—	(572)
Shares issued under employee benefit programs	428	4	1,855	—	—	1,859
Stock-based compensation expense	—	—	10,464	—	—	10,464
Net income	—	—	—	66,821	—	66,821
Foreign currency translation loss	—	—	—	—	(3,174)	(3,174)
Balance at December 31, 2015	35,985	$360	$748,041	$701,838	$(4,076)	$1,446,163

The accompanying notes are an integral part of these consolidated statements

HORNBECK OFFSHORE SERVICES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Income from continuing operations	$66,821	$87,907	$64,078
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation	82,566	71,301	55,332
Amortization	26,463	44,149	30,630
Stock-based compensation expense	10,293	10,324	11,888
Loss on early extinguishment of debt	—	—	25,776
Addition to (reduction of) provision for bad debts	(816)	282	383
Deferred tax expense	34,086	50,440	32,320
Amortization of deferred financing costs	9,675	8,154	16,826
Gain on sale of assets	(44,060)	(822)	(1,587)
Changes in operating assets and liabilities:
Accounts receivable	39,743	(38,500)	9,793
Other current and long-term assets	8,472	(8,393)	8,956
Deferred drydocking charges	(13,267)	(43,609)	(35,875)
Accounts payable	(10,486)	(4,146)	1,073
Accrued liabilities and other liabilities	6,448	(13,981)	(12,626)
Accrued interest	(95)	—	100
Net cash provided by operating activities	215,843	163,106	207,067
CASH FLOWS FROM INVESTING ACTIVITIES:
Costs incurred for OSV newbuild program #5	(190,070)	(343,989)	(465,165)
Net proceeds from sale of assets	152,000	7,178	16,021
Vessel capital expenditures	(86,792)	(55,089)	(73,593)
Non-vessel capital expenditures	(16,487)	(9,615)	(3,893)
Net cash used in investing activities	(141,349)	(401,515)	(526,630)
CASH FLOWS FROM FINANCING ACTIVITIES:
Tax benefit from share-based payments	—	292	4,501
Repayment of senior notes	—	—	(250,000)
Proceeds from the issuance of senior notes	—	—	450,000
Redemption premium on the retirement of debt	—	—	(17,658)
Repurchase of common stock	—	(25,000)	—
Retirement of convertible senior notes	—	—	(250,000)
Deferred financing costs	(2,089)	—	(7,807)
Net cash proceeds from other shares issued	3,112	5,044	9,620
Net cash provided by (used in) financing activities	1,023	(19,664)	(61,344)
CASH FLOWS FROM DISCONTINUED OPERATIONS:
Net cash provided by operating activities	—	2,374	15,368
Net cash provided by investing activities	—	1,638	228,689
Net cash provided by discontinued operations	—	4,012	244,057
Effects of exchange rate changes on cash	(839)	(107)	(537)
Net increase (decrease) in cash and cash equivalents	74,678	(254,168)	(137,387)
Cash and cash equivalents at beginning of period	185,123	439,291	576,678
Cash and cash equivalents at end of period	$259,801	$185,123	$439,291
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Cash paid for interest	$50,492	$50,548	$53,636
Cash paid for income taxes	$4,808	$5,679	$4,537

The accompanying notes are an integral part of these consolidated statements

Table of Content
HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization
Nature of Operations
Hornbeck Offshore Services, Inc., or the Company, was incorporated in the state of Delaware in 1997. The Company, through its subsidiaries, operates offshore supply vessels, or OSVs, multi-purpose support vessels, or MPSVs, and a shore-base facility to provide logistics support and specialty services to the offshore oil and gas exploration and production industry, primarily in the U.S. Gulf of Mexico, or GoM, Latin America and select international markets. All significant intercompany accounts and transactions have been eliminated.
2. Summary of Significant Accounting Policies
Revenue Recognition
The Company charters its OSVs and MPSVs to clients under time charters based on a daily rate of hire and recognizes revenue as earned on a daily basis during the contract period of the specific vessel.
Deferred revenue represents payments received from customers or billings submitted to customers in advance of providing vessel access through time charters or other contracted arrangements.
Cash and Cash Equivalents
Cash and cash equivalents consist of all highly liquid investments in money market funds, deposits and investments available for current use with an initial maturity of three months or less.
Accounts Receivable
Accounts receivable consists of trade receivables net of reserves and amounts to be rebilled to customers.
Property, Plant and Equipment
Property, plant and equipment is recorded at cost. Depreciation and amortization of equipment and leasehold improvements are computed using the straight-line method based on the estimated useful lives of the related assets. Major modifications and improvements, which extend the useful life of the vessel, are capitalized and amortized over the remaining useful life of the vessel. Gains and losses from retirements or other dispositions are recognized as incurred. Salvage values for new generation marine equipment are estimated to be 25% of the originally recorded cost.
The estimated useful lives by classification are as follows:

Offshore supply vessels	25 years
Multi-purpose support vessels	25 years
Non-vessel related property, plant and equipment	3-28 years
See “Considerations Regarding Impairment of Long-Lived Assets” below for more information.
Deferred Charges
The Company’s vessels are required by regulation to be recertified after certain periods of time. The Company defers the drydocking expenditures incurred due to regulatory marine inspections and amortizes the costs on a straight-line basis over the period to be benefited from such expenditures (generally 30 months). Financing charges are amortized over the term of the related debt.
Deferred charges also include prepaid lease expenses related to the Company’s shore-base port facility. Such prepaid lease expenses are being amortized on a straight-line basis over the effective remaining term of the lease.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Mobilization Costs
The Company incurs mobilization costs to transit its vessels to and from certain regions and/or for long-term contracts. These costs, which are typically expensed as incurred, include, but are not limited to, fuel, crew wages, vessel modification and pre-positioning expenses, materials and supplies and importation taxes. The Company incurred mobilization costs of $1.8 million, $1.5 million and $2.7 million during 2015, 2014 and 2013, respectively, associated with the mobilization and pre-positioning of vessels to or from different geographic locations.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The provision for income taxes includes provisions for federal, state and foreign income taxes. Interest and penalties relating to uncertain tax positions are recorded as general and administrative expenses. In addition, the Company provides a valuation allowance for deferred tax assets if it is more likely than not that such items will either expire before the Company is able to realize the benefit or the future deductibility is uncertain. As a result of the sale of the Downstream segment during the third quarter of 2013, the Company believed that certain state operating loss carryforwards would not be realizable and thus recorded a valuation allowance of $0.9 million for the year ended December 31, 2013. During 2014, the Company recorded an additional $0.1 million related to these state operating losses. During 2015, the total valuation allowance of $1.0 million on these state operating losses was reversed since the losses were written off upon ceasing to do business in those particular jurisdictions. If the current market downturn persists for longer than currently expected a valuation allowance may be required for certain foreign tax credits that will begin to expire in 2019.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Legal Liabilities
In the ordinary course of business, the Company may become party to lawsuits, administrative proceedings, or governmental investigations. These matters may involve large or unspecified damages or penalties that may be sought from the Company and may require years to resolve. The Company records a liability related to a loss contingency to such legal matters in accrued liabilities if the Company determines the loss to be both probable and estimable. The liability is recorded for an amount that is management’s best estimate of the loss, or when a best estimate cannot be made, the minimum loss amount of a range of possible outcomes. Significant judgment is required in estimating such liabilities, the results of which can vary significantly from the actual outcomes of lawsuits, administrative proceedings or governmental investigations.
Concentration of Credit Risk
Customers are primarily major and independent, domestic and international, oil and oil service companies, as well as national oil companies and the U.S. military. The Company’s customers are granted credit on a short-term basis and related credit risks are considered minimal. The Company usually does not require collateral. The Company provides an estimate for uncollectible accounts based primarily on management’s judgment using the relative age of customer balances, historical losses, current economic conditions and individual evaluations of each customer to make adjustments to the allowance for doubtful accounts. As of December 31, 2015, one customer represented 25% of the Company's net accounts receivable balance.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table represents the allowance for doubtful accounts (in thousands):

	December 31,
	2015	2014	2013
Balance, beginning of year	$3,693	$3,411	$3,028
Changes to provision	(816)	282	383
Balance, end of year	$2,877	$3,693	$3,411

Considerations Regarding Impairment of Long-Lived Assets
When events or circumstances indicate that the carrying amount of long-lived assets to be held and used or intangible assets might not be recoverable, the expected future undiscounted cash flows from the assets are estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined based on discounted cash flow or appraised values, as appropriate. The Company reviewed its long-lived assets giving consideration to the current market conditions, which include the on going commodity price decline, the reduction in certain projected 2016 capital budgets for its customers and recent competitor public filings. While the Company expects this environment to have a negative impact on vessel utilization and dayrates, the Company views the deepwater and ultra deepwater projects of its customers, which are the principal markets for its vessel fleet, to be somewhat insulated from commodity price cycles compared to onshore shale and shallow shelf offshore exploration and production activities. However, continued commodity price declines or protracted extensions of the current price cycle could result in additional delays or additional cancellations of deepwater projects, which may adversely affect long-term fleet utilization. No triggering events occurred in 2015, 2014 or 2013 and the Company did not record any impairment losses related to its long-lived assets during these periods. The Company will continue to closely monitor market conditions and potential impairment indicators as long as this market downturn persists.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements
The following table provides a brief description of recent accounting pronouncements that could have a material effect on our financial statements:

Standard	Description	Date of Adoption	Effect on the financial statements and other significant matters
Standards that are not yet adopted
Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers" (Topic 606)
This standard requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 requires retrospective application.
		January 1, 2018	The Company is evaluating the effect of this new standard on its financial statements and related disclosures.

Standards that were adopted
ASU No. 2015-03, "Interest - Imputation of Interest - Simplifying the Presentation of Debt Issuance Costs" (Subtopic 835-30).
ASU No. 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in ASU No. 2015-03.
		October 1, 2015	The adoption of this ASU resulted in reductions in Deferred charges of $13.1 million and $16.0 million and corresponding decreases in Long-term debt as of December 31, 2015 and 2014, respectively.

ASU No. 2015-17, "Balance Sheet Classification of Deferred Taxes” (Topic 740)
ASU No. 2015-17 requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. Also, companies will no longer allocate valuation allowances between current and noncurrent deferred tax assets because those allowance also will be classified as noncurrent.
October 1, 2015
The adoption of this ASU resulted in reductions of current assets of $5.3 million and $45.5 million and corresponding decreases in Deferred tax liabilities as of December 31, 2015 and 2014, respectively.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Earnings Per Share
Basic earnings per common share was calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share was calculated by dividing net income by the weighted average number of common shares outstanding during the year plus the effect of dilutive securities. Weighted average number of common shares outstanding was calculated by using the sum of the shares determined on a daily basis divided by the number of days in the period. The table below reconciles the Company’s earnings per share (in thousands, except for per share data):

	Year Ended December 31,
	2015	2014	2013
Income from continuing operations (1)	$66,821	$87,907	$64,078
Income from discontinued operations, net of tax (2)	—	618	47,315
Net income	$66,821	$88,525	$111,393
Weighted average number of shares of common stock outstanding	35,755	36,172	35,895
Add: Net effect of dilutive stock options and unvested restricted stock (3)(4)(5)	547	520	653
Weighted average number of dilutive shares of common stock outstanding	36,302	36,692	36,548
Earnings per common share:
Basic earnings per common share from continuing operations	$1.87	$2.43	$1.79
Basic earnings per common share from discontinued operations	—	0.02	1.31
Basic earnings per common share	$1.87	$2.45	$3.10
Diluted earnings per common share from continuing operations	$1.84	$2.40	$1.76
Diluted earnings per common share from discontinued operations	—	0.01	1.29
Diluted earnings per common share	$1.84	$2.41	$3.05

(1)
Income from continuing operations for the year ended December 31, 2013 includes a pre-tax loss on early extinguishment of debt of $25.8 million. See Note 6 for further information regarding the Company’s debt.

(2)	On August 29, 2013, the Company closed the sale of its Downstream segment. See Note 13 for further discussion of this transaction.

(3)
The Company had 322 anti-dilutive stock options for the year ended December 31, 2015. The Company had no anti-dilutive stock options for the years ended December 31, 2014 and 2013. Stock options are anti-dilutive when the exercise price of the options is greater than the average market price of the common stock for the period or when the results from operations are a net loss.

(4)
For the years ended December 31, 2015, 2014 and 2013, the 2019 convertible senior notes issued in August 2012 were not dilutive, as the average price of the Company’s stock was less than the effective conversion price of such notes. It is the Company's stated intention to redeem the principal amount of our 2019 convertible senior notes in cash and the Company has used the treasury method for determining potential dilution in the diluted earnings per share computation. See Note 6 for further information.

(5)
Dilutive restricted stock is expected to fluctuate from quarter to quarter depending on the Company’s performance compared to a predetermined set of performance criteria. See Note 8 for further information regarding certain of the Company’s restricted stock unit awards.

4. Defined Contribution Plan
The Company offers a 401(k) plan to all full-time employees. Employees must be at least eighteen years of age and have completed three months of service to be eligible for participation. Participants may elect to defer up to 60% of their compensation, subject to certain statutorily established limits. The Company may elect to make annual matching and profit sharing contributions to the 401(k) plan. In response to weak market conditions, the Company temporarily ceased matching contributions to the 401(k) plan effective January 1, 2015. During the years ended December 31, 2014 and 2013, the Company made contributions to the 401(k) plan of approximately $6.0 million and $5.2 million, respectively.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Property, Plant and Equipment
Property, plant and equipment consisted of the following (in thousands):

	December 31,
	2015	2014
Offshore supply vessels and multi-purpose support vessels	$2,409,221	$2,283,883
Non-vessel related property, plant and equipment	132,034	104,789
Less: Accumulated depreciation	(452,134)	(390,774)
	2,089,121	1,997,898
Construction in progress	485,540	461,588
	$2,574,661	$2,459,486
In November 2011, the Company announced, and has since expanded, its fifth OSV newbuild program. On January 31, 2016, this program consisted of vessel construction contracts with three domestic shipyards to build four 300 class OSVs, five 310 class OSVs, ten 320 class OSVs and five 310 class MPSVs. As of December 31, 2015, the Company had placed 18 vessels in-service under its fifth newbuild program. Subsequent to year-end, the Company placed in service two additional vessels under such program. In February 2016, the Company announced plans to enhance the marketability of the four remaining 310 class MPSVs. The first two of those MPSVs, which are expected to be delivered in the second and third quarters of 2016, will be enhanced by increasing the berthing capacity, expanding the cargo carrying capabilities and expanding the work area for ROVs. The functionality of the second two MPSVs will be increased by adding a 60-foot mid-body plug, installation of an additional crane, increasing the berthing capacity, expanding the cargo-carrying capacities and expanding the work areas for ROVs. These latter two MPSVs have been upgraded to a 400 class designation and are scheduled to be delivered in the second and fourth quarters of 2017, respectively. The aggregate cost of these four conversions will be approximately $70.0 million and will extend the deliveries by an aggregate of 730 additional vessel-days. The Company's fifth OSV newbuild program now consists of four 300 class OSVs, five 310 class OSVs, ten 320 class OSVs, three 310 class MPSVs and two 400 class MPSVs. Based on current contracts and internal estimates,the aggregate total cost of this program, before construction period interest, is now expected to be approximately $1,335.0 million. From the inception of this program through December 31, 2015, the Company has incurred $1,201.7 million, or 90.0%, of total expected project costs.

During 2015, the Company closed on the sale of four 250EDF class OSVs, the HOS Arrowhead, the HOS Black Powder, the HOS Eagleview and the HOS Westwind, which were previously chartered to the U.S. Navy, for cash consideration of $152.0 million. The sale resulted in a pre-tax gain of approximately $44.1 million ($27.6 million after-tax or $0.76 per diluted share). These vessels are now managed by the Company for the U.S. Navy.
6. Long-Term Debt
As of the dates indicated below, the Company had the following outstanding long-term debt (in thousands):

	December 31,
	2015	2014
5.875% senior notes due 2020, net of deferred financing costs of $3,944 and $4,863	$371,056	$370,137
5.000% senior notes due 2021, net of deferred financing costs of $5,080 and $6,049	444,920	443,951
1.500% convertible senior notes due 2019, net of original issue discount of $41,600 and $51,528 and deferred financing costs of $4,095 and $5,073	254,305	243,399
Revolving credit facility due 2020	—	—
	$1,070,281	$1,057,487

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes the Company's cash interest payments (in thousands):

	Semi-Annual Cash Interest Payment	Payment Dates
5.875% senior notes due 2020	$11,000	April 1 and October 1
5.000% senior notes due 2021	11,300	March 1 and September 1
1.500% convertible senior notes due 2019	2,300	March 1 and September 1

Annual maturities of debt, excluding the potential effects of conditions discussed in Convertible Senior Notes, during each year ending December 31, are as follows (in thousands):

2016	$—
2017	—
2018	—
2019	254,305
2020	371,056
Thereafter	444,920
$1,070,281
2020 Senior Notes
On March 2, 2012, the Company issued $375.0 million in aggregate principal amount of 2020 senior notes, governed by an indenture, or the 2012 indenture. The net proceeds to the Company from the offering were approximately $367.4 million, net of transaction costs. The Company used $259.9 million of proceeds on March 16, 2012 to repurchase approximately 84% of its outstanding 2014 senior notes pursuant to its tender offer for such notes. The Company used $49.5 million of proceeds on April 30, 2012 to redeem the remaining 16% of the outstanding 2014 senior notes. The repurchase and redemption of the 2014 senior notes resulted in a loss on early extinguishment of debt of approximately $6.0 million in 2012. The remaining proceeds were used for the construction of vessels under our fifth OSV newbuild program. The 2020 senior notes mature on April 1, 2020 and the effective interest rate is 6.08%. No principal payments are due until maturity. Pursuant to a registered exchange offer, the 2020 senior notes issued in March 2012 that were initially sold pursuant to a private placement were exchanged by the holders for 2020 senior notes with substantially the same terms, except that the issuance of the 2020 senior notes in the exchange offer was registered under the Securities Act. The original 2020 senior notes and the similar notes exchanged were issued under and are entitled to the benefits of the same 2012 indenture.
2021 Senior Notes
On March 14, 2013, the Company issued $450.0 million in aggregate principal amount of 2021 senior notes, governed by an indenture, or the 2013 indenture. The net proceeds to the Company from the offering were approximately $442.4 million, net of transaction costs. The Company used $252.7 million of such proceeds to repurchase approximately 94% of the outstanding 2017 senior notes pursuant to its tender offer for such notes. The Company used approximately $16.6 million of proceeds on May 13, 2013 to redeem the remaining 6% of the outstanding 2017 senior notes. The repurchase and redemption of the 2017 senior notes resulted in a loss on early extinguishment of debt of approximately $25.8 million in 2013. The remaining proceeds have been available for general corporate purposes, including funding for the acquisition, construction or retrofit of vessels. The 2021 senior notes mature on March 1, 2021 and the effective interest rate is 5.21%. No principal payments are due until maturity. Pursuant to a registered exchange offer, the 2021 senior notes issued in March 2013 that were initially sold pursuant to a private placement were exchanged by the holders for 2021 senior notes with substantially the same terms, except that the issuance of the 2021 senior notes in the exchange offer was registered under the Securities Act. The original 2021 senior notes and the similar notes exchanged were issued under and are entitled to the benefits of the same 2013 indenture.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The 2020 senior notes and 2021 senior notes are senior unsecured obligations and rank equally in right of payment with other existing and future senior indebtedness and senior in right of payment to any subordinated indebtedness that may be incurred by the Company in the future. Hornbeck Offshore Services, Inc., as the parent company issuer of the 2020 senior notes and the 2021 senior notes, has no independent assets or operations other than its ownership interest in its subsidiaries and affiliates. There are no significant restrictions on the Company’s ability, or the ability of any guarantor, to obtain funds from its subsidiaries by such means as a dividend or loan. The Company may, at its option, redeem all or part of the 2020 senior notes or 2021 senior notes from time to time at specified redemption prices and subject to certain conditions required by the indentures. The Company is permitted under the terms of the indentures to incur additional indebtedness in the future, provided that certain financial conditions set forth in the indentures are satisfied by the Company.
2019 Convertible Senior Notes
On August 13, 2012, the Company issued $300.0 million of 2019 convertible senior notes, which mature on September 1, 2019. Because the 2019 convertible senior notes are considered to be cash convertible debt, the Company has separately accounted for the liability and equity components of the 2019 convertible senior notes by allocating the $300.0 million in proceeds from the issuance between the liability component and the embedded conversion option, or the equity component. The allocation was conducted by estimating an interest rate at the time of issuance of the 2019 convertible senior notes for similar debt instruments that do not include an embedded conversion feature. A non-convertible interest rate of 5.75% was used to compute the initial fair value of the liability component of $227.6 million. For purposes of the fair value measurement, the Company determined that the valuation of the 2019 convertible senior notes falls under Level 2 of the fair value hierarchy. The excess of the $300.0 million of proceeds from the issuance of the 2019 convertible senior notes over the $227.6 million initial amount allocated to the liability component, or $72.4 million, was allocated to the embedded conversion option, or equity component. This excess was treated as an imputed original issue discount and is being amortized through interest expense, using the effective interest method, over the seven-year term of the 2019 convertible senior notes, which runs through September 1, 2019. The effective interest rate for these notes is 6.23%.
The initial conversion rate of the 2019 convertible senior notes is 18.5718 shares per $1,000 principal amount of notes, which equates to a conversion price of approximately $53.85 per share. The conversion rate was based on the last reported sale price of the Company’s common shares on the New York Stock Exchange of $39.16 on August 7, 2012. The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following certain corporate transactions that constitute “fundamental changes” (as defined in the indenture for the 2019 convertible senior notes), the conversion rate will be increased for holders who elect to convert notes in connection with such corporate transactions in certain circumstances.
The 2019 convertible senior notes are convertible based on the applicable conversion rate only under the following circumstances:

•
prior to June 1, 2019, during any fiscal quarter (and only during that fiscal quarter) commencing after December 31, 2012, if the last reported sale price of the Company’s common stock is greater than or equal to 135% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; or

•
prior to June 1, 2019, during the 5 business-day period after any 10 consecutive trading-day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day in the measurement period was less than 95% of the product of the last reported sale price of the Company’s common stock and the conversion rate on such trading day; or

•	upon the occurrence of specified corporate transactions, as defined in the indenture governing the 2019 convertible senior notes; or

•	beginning on June 1, 2019 until the close of business on the second scheduled trading day preceding the maturity date.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Upon conversion, the Company will satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock, at the Company’s election.
If the holders of the 2019 convertible senior notes exercise the conversion provisions of the 2019 convertible senior notes and the Company elects to settle such conversions partially in cash (which it presently intends to do at least up to the principal amount of the notes), the Company will need to remit such cash amount to the converting holders. For that reason, in any period during which the 2019 convertible senior notes are convertible as provided above, the Company would classify the entire principal amount of the outstanding 2019 convertible senior notes as a current liability in the respective quarter. This evaluation of the classification of amounts outstanding associated with the 2019 convertible senior notes will occur every calendar quarter.
The 2019 convertible senior notes are not redeemable at the option of the Company prior to their maturity. No sinking fund is provided for the 2019 convertible senior notes and the 2019 convertible senior notes are not subject to legal defeasance. If the Company experiences specified types of corporate transactions, including certain change of control events or a de-listing of the Company’s common stock, holders of the 2019 convertible senior notes may require the Company to purchase all or a portion of their 2019 convertible senior notes. Any repurchase of the convertible senior notes pursuant to these provisions will be for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the purchase date.
In connection with the sale of the 2019 convertible senior notes, the Company entered into convertible senior note hedge transactions with respect to its common stock with affiliates of the initial purchasers of the notes, Barclays, Inc., JP Morgan Chase and Wells Fargo Bank, or the counterparties. Each of the 2019 convertible senior note hedge transactions is a privately-negotiated transaction that is economically equivalent to the purchase of call options on the Company’s common stock with strike prices equal to the conversion price of the 2019 convertible senior notes, and is intended to mitigate dilution to the Company’s stockholders and/or offset cash payment due upon the potential future conversion of the 2019 convertible senior notes. Under the 2019 convertible senior note hedge transactions, subject to customary anti-dilution provisions, the counterparties are required to deliver to the Company the approximate number of shares of the Company’s common stock and/or an amount of cash that the Company is obligated to deliver to the holders of the 2019 convertible senior notes assuming the conversion of such notes.
The Company also entered into separate privately-negotiated warrant transactions, whereby the Company sold to each of the counterparties call options to acquire approximately the same number of shares of its common stock underlying the convertible senior note hedge transactions, subject to customary anti-dilution adjustments, at a strike price of $68.53 per share of common stock, which represented a 75.0% premium over the closing price of the Company’s shares of common stock on August 7, 2012. Upon the exercise of the warrants, if the market price of the common stock exceeds the strike price of the warrants on any day within the valuation period, the Company will be required to deliver the corresponding value to the counterparties, at its option in cash or shares of its common stock. The 2019 convertible senior note hedge and warrant transactions are separate and legally distinct instruments that bind the Company and the counterparties and have no binding effect on the holders of the 2019 convertible senior notes.
For income tax reporting purposes, the Company has elected to integrate the 2019 convertible senior notes and the note hedge transactions. Integration of the 2019 convertible senior note hedge with the 2019 convertible senior notes creates an in-substance original issue debt discount for income tax reporting purposes and, therefore, the cost of the 2019 convertible senior note hedge is accounted for as interest expense over the term of the 2019 convertible senior notes for income tax reporting purposes. The associated income tax deductions will be recognized in the period that the deduction is taken for income tax reporting purposes. The Company has also treated the proceeds from the sale of warrants as a non-taxable increase in additional paid-in capital in stockholders’ equity.

The Company used a portion of the $290.8 million in net proceeds of the 2019 convertible senior notes offering, along with a portion of the $48.2 million in proceeds from the sale of warrants, to fund the $73.0 million cost of convertible senior note hedge transactions. The Company used a portion of the remaining net proceeds of approximately $266.0 million from the sale of the 2019 convertible senior notes and the sale of the warrants to retire its 2026 convertible senior notes, which were converted or redeemed by the Company in November 2013.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company incurred $9.3 million of fees and other costs related to the issuance of the 2019 convertible senior notes. These fees and other origination costs have been allocated to the liability and equity components of the 2019 convertible senior notes in proportion to their allocated values. Approximately $2.2 million of these fees and other origination costs were recorded as a reduction in additional paid-in capital. The remaining $7.1 million of fees and other costs are being amortized as interest expense over the seven-year term of the 2019 convertible senior notes, which runs through September 1, 2019.
Hornbeck Offshore Services, Inc., as the parent company issuer of the 2019 convertible senior notes, has no independent assets or operations other than its ownership interest in its subsidiaries and affiliates. There are no significant restrictions on the Company’s ability or the ability of any guarantor to obtain funds from its subsidiaries by such means as a dividend or loan. The 2019 convertible senior notes are general unsecured, senior obligations of the Company, ranking equally in right of payment with all of its existing and future senior indebtedness, including its 2020 and 2021 senior notes.
The 2019 convertible senior notes, the 2020 senior notes and the 2021 senior notes are guaranteed by certain of the Company’s subsidiaries. The guarantees are full and unconditional, joint and several, and prior to the fourth quarter of 2015, all of the Company's non-guarantor subsidiaries were minor as defined in the Securities and Exchange Commission regulations.
Revolving Credit Facility
On February 6, 2015, the Company amended and restated its revolving credit facility. The key changes to the Company’s revolving credit facility were effective commencing with the fiscal quarter ended December 31, 2014 and are noted below:

•	extend the maturity from November 2016 to February 2020, unless the Company’s 2020 senior notes remain outstanding on October 1, 2019, in which case the facility would mature on such date;

•
provide that, if the Company's 2019 convertible senior notes remain outstanding on March 1, 2019, the Company is required to maintain a specified minimum liquidity until after redemption or refinancing of the convertible senior notes;

•
substitute new vessels as collateral and reduce the number of vessels pledged from 23 OSVs valued in excess of $600 million to 10 OSVs valued in excess of $450 million, in accordance with a reduction in the minimum collateral-to-loan value ratio from 200% of the borrowing base to 150% of the borrowing base;

•	replace the prior debt-to-EBITDA leverage ratios with a new total debt-to-capitalization ratio, as defined, as a financial covenant and for pricing determination;

•
set the maximum total debt-to-capitalization ratio, as defined, at 55% for the first nine fiscal quarters beginning with the quarter ended December 31, 2014 and stepping down to 50% for each fiscal quarter thereafter;

•
increase the aggregate amount of restricted payments, as defined, that may be made by the Company from $37.5 million to $125.0 million plus 50% of the Company’s cumulative consolidated net income from January 1, 2006 to the end of the most recently ended fiscal quarter for which internal financial statements are available at the time of such restricted payment, as defined, subject to cash or cash equivalents or availability maintenance requirements.

Other than these key changes, all other definitions and substantive terms in the Company’s credit agreement governing its revolving credit facility were unchanged with the February 2015 amendment and remain in effect through the remaining life of the facility.
As of December 31, 2015, there were no amounts drawn under the Company’s $300.0 million revolving credit facility and $0.5 million posted in letters of credit. As of December 31, 2015, the Company was in compliance with all financial covenants contained in its amended revolving credit facility.
The credit agreement governing the amended revolving credit facility and the indentures governing the Company’s 2020 senior notes and 2021 senior notes impose certain operating and financial restrictions on the Company. Such

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

restrictions affect, and in many cases limit or prohibit, among other things, the Company’s ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and make dividend or other restricted payments.
The Company estimates the fair value of its 2020 senior notes, 2021 senior notes and 2019 convertible senior notes by primarily using quoted market prices. The fair value of the Company’s revolving credit facility, when there are outstanding balances, approximates its carrying value. Given the observable nature of the inputs to these estimates, the fair values presented below for long-term debt have been assigned a Level 2, of the three-level valuation hierarchy. As of the dates indicated below, the Company had the following face values, carrying values and fair values (in thousands):

	December 31, 2015			December 31, 2014
	Face Value	Carrying Value	Fair Value	Face Value	Carrying Value	Fair Value
5.875% senior notes due 2020	$375,000	$371,056	$257,813	$375,000	$370,137	$334,688
5.000% senior notes due 2021	450,000	444,920	308,250	450,000	443,951	369,135
1.500% convertible senior notes due 2019	300,000	254,305	170,340	300,000	243,399	251,130
	$1,125,000	$1,070,281	$736,403	$1,125,000	$1,057,487	$954,953
Capitalized Interest
Interest expense excludes capitalized interest related to the construction or conversion of vessels in the approximate amount of $24.7 million, $33.2 million, and $31.2 million, for the years ended December 31, 2015, 2014, and 2013, respectively.
7. Stockholders’ Equity
Preferred Stock
The Company’s certificate of incorporation authorizes 5.0 million shares of preferred stock. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the Company’s stockholders.
Stockholder Rights Plan
On July 1, 2013, the Company’s Board of Directors implemented a stockholder rights plan establishing one right for each outstanding share of common stock. The rights become exercisable, and transferable apart from the Company’s common stock, 10 business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 10% or more of the Company’s common stock. This stockholder rights plan is substantially similar to the Company's prior stockholder rights plan that expired on June 17, 2013.
Repurchases of Common Stock
On October 28, 2014, the Company's Board of Directors authorized the Company to repurchase up to $150.0 million in shares of its common stock using different methods including, but not limited to, open-market purchases, privately negotiated transactions, accelerated share repurchases and Rule 10b5-1 trading plans. The timing and amount of the repurchases will depend on several factors, such as market conditions, applicable legal requirements, available liquidity, the discretion of management and other appropriate factors. The repurchase program does not obligate the Company to acquire any particular amount of common stock and may be modified, suspended or discontinued at any time. As of December 31, 2014, the Company had repurchased and retired 891,396 shares at an average price of $28.05 per share. The repurchased shares cost a total of $25.0 million and represent roughly 2.5% of the Company's total shares outstanding prior to the commencement of the program. The Company has not repurchased any additional shares subsequent to December 31, 2014.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Stock-Based Compensation
Incentive Compensation Plan
In June 2015, the Company received stockholder approval to increase the maximum number of shares available for issuance under its long-term compensation plan by 750,000. The Company’s stock-based incentive compensation plan now covers a maximum of 4.95 million shares of common stock that allows the Company to grant restricted stock awards, restricted stock unit awards, or collectively restricted stock, stock options, stock appreciation rights and fully-vested common stock to employees and directors. As of December 31, 2015, there were 898,035 shares available for future issuance to employees under the incentive compensation plan. The issuance of shares of common stock under the incentive compensation plan has been registered on Form S-8 with the Securities and Exchange Commission.
The financial impact of stock-based compensation expense related to the Company’s incentive compensation plan on its operating results are reflected in the table below (in thousands, except for per share data):

	Year Ended December 31,
	2015	2014	2013
Income before taxes	$10,293	$10,324	$11,888
Net income	$6,454	$6,471	$7,581
Earnings per common share:
Basic	$0.18	$0.18	$0.21
Diluted	$0.18	$0.18	$0.21
The accounting rules also require the benefits of tax deductions in excess of recognized compensation expense to be reported as financing cash flows, rather than as operating cash flows. The Company recorded the impact on cash flows from financing activities for such excess tax deductions of approximately $(0.2) million, $0.0 million, and $2.7 million for the years ended December 31, 2015, 2014 and 2013, respectively. Net cash proceeds from the exercise of stock options were $0.1 million, $1.4 million and $6.2 million for the years ended December 31, 2015, 2014 and 2013, respectively. The income tax expense (benefit) from stock option exercises and restricted stock vesting was $(1.3) million, $0.4 million and $4.8 million for the respective periods.
Stock Options
The Company is authorized to grant stock options under its incentive compensation plan in which the purchase price of the stock subject to each option is established as the closing price on the New York Stock Exchange of the Company’s common stock on the date of grant and accordingly is not less than the fair market value of the stock on the date of grant. All options granted expire ten years after the date of grant, have an exercise price equal to or greater than the actual or estimated market price of the Company’s stock on the date of grant and vest over a three-year period. The Company has not granted stock options to any directors, executive officers or employees since 2011.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table represents the Company’s stock option activity for the year ended December 31, 2015 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2015	345	$27.98	3.7	$59
Grants	—	—	—	—
Exercised	(1)	22.28	n/a	2
Forfeited or expired	(40)	27.27	n/a	n/a
Options outstanding at December 31, 2015	304	$28.11	3.2	$—
Exercisable options outstanding at December 31, 2015	304	$28.11	3.2	$—
The following table represents the Company’s stock option activity for the year ended December 31, 2014 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2014	405	$27.16	4.2	$8,951
Grants	—	—	—	—
Exercised	(60)	22.49	n/a	684
Forfeited or expired	—	—	—	—
Options outstanding at December 31, 2014	345	$27.98	3.7	$59
Exercisable options outstanding at December 31, 2014	345	$27.98	3.7	$59
The following table represents the Company’s stock option activity for the year ended December 31, 2013 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2013	737	$23.30	3.6	$8,144
Grants	—	—	—	—
Exercised	(331)	18.57	n/a	10,119
Forfeited or expired	(1)	27.90	n/a	n/a
Options outstanding at December 31, 2013	405	$27.16	4.2	$8,951
Exercisable options outstanding at December 31, 2013	342	$27.59	3.6	$7,405
Restricted Stock
Equity-Settled Restricted Stock
The Company’s incentive compensation plan allows the Company to issue restricted stock units, with either performance-based or time-based vesting provisions. The Company has issued two types of performance-based restricted stock unit awards whose vesting is determined by achieving either external or internal performance criteria. For the first type of performance-based restricted stock unit award, or market based award, the number of shares that will ultimately be received by the award recipients at the end of the performance period is dependent upon the Company’s stock price performance relative to a peer group, as defined by the restricted stock unit agreements governing such

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

awards. Compensation expense for such types of awards has historically been measured using a Monte Carlo simulation to project the change in the Company's stock price against a peer group to determine fair value, which is amortized over the vesting period of three years. The actual number of shares that could be received by the award recipients can range from 0% to 200% of the Company’s base share awards depending on the Company’s performance ranking relative to the peer group. This type of performance-based restricted stock unit was granted prior to 2012. The second type of performance-based restricted stock unit award, calculates the shares to be received based on the Company’s achievement of certain internal performance criteria over a three-year period as defined by the restricted stock unit agreement governing such awards. Performance for these types of awards has historically been measured by a number of factors that may differ from year to year, including such examples as the Company achieving a targeted return on invested capital, Upstream operating profit margin compared to peers, and safety record. The actual number of shares that could be received by the award recipients for the years in question can range from 0% to 150% of the Company’s base share awards depending on the number and/or extent of performance goals attained by the Company. This type of performance-based restricted stock unit was granted in 2012 and in subsequent years. Compensation expense related to performance-based restricted stock unit awards, which use internal performance criteria, is recognized over the period the restrictions lapse, from one to three years, based on the market price of the Company's stock on the date of grant applied to the shares that are expected to vest. The compensation expense related to time-based restricted stock unit awards, which is amortized over a one to three-year vesting period, is determined based on the market price of the Company’s stock on the date of grant applied to the total shares that are expected to fully vest. As of December 31, 2015, the Company had unamortized stock-based compensation expense of $10.4 million, which will be recognized on a straight-line basis over the remaining vesting period, or 1.4 years. In addition, the Company has recorded approximately $9.3 million of compensation expense during the year ended December 31, 2015 associated with restricted stock-based unit awards.
The following table summarizes the equity-settled restricted stock unit awards activity during the year ended December 31, 2015 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share
Restricted stock unit awards:
Restricted stock unit awards as of January 1, 2015	590	$37.13
Granted during the period(1)	479	21.40
Cancellations during the period	(104)	21.84
Vested	(239)	33.60
Outstanding, as of December 31, 2015	726	$30.12

(1)    Includes the full amount of both base and bonus share awards granted during the period, which represents up to150% of the aggregate total of the base share awards.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the equity-settled restricted stock unit awards activity during the year ended December 31, 2014 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share
Restricted stock unit awards:
Restricted stock unit awards as of January 1, 2014	570	$31.61
Granted during the period(1)	274	42.61
Cancellations during the period	—	—
Vested	(254)	30.68
Outstanding, as of December 31, 2014	590	$37.13

(1)	Includes the full amount of both base and bonus share awards granted during the period, which represents up to 150% of the aggregate total of the base share awards.
The following table summarizes the equity-settled restricted stock unit awards activity during the year ended December 31, 2013 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share
Restricted stock unit awards:
Restricted stock unit awards as of January 1, 2013	660	$25.83
Granted during the period	206	40.11
Cancellations during the period	(6)	29.86
Vested	(290)	24.51
Outstanding, as of December 31, 2013	570	$31.61

Cash-Settled Restricted Stock
The Company’s incentive compensation plan allows the Company to issue restricted stock units with cash-settled vesting provisions. The compensation expense related to cash-settled restricted stock unit awards is amortized over a vesting period of up to three years, as applicable, and is determined based on the market price of the Company’s stock on the date of grant applied to the total shares that are expected to fully vest. The cash-settled restricted stock units are re-measured quarterly based on the period-end market price of the Company's common stock and are classified as a liability, due to the settlement of these awards in cash. This type of time-based restricted stock unit was granted in 2015, 2014 and 2013. As of December 31, 2015, the Company had unamortized cash-settled restricted stock compensation expense of $0.5 million, which will be recognized on a straight-line basis over the remaining vesting period, or 1.7 years. In addition, as a result of its stock price decline in 2015, the Company recorded a reduction to compensation expense of approximately $0.2 million during the year ended December 31, 2015 associated with cash-settled restricted stock unit awards.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the cash-settled restricted stock unit awards activity during the year ended December 31, 2015 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share(1)
Cash-Settled restricted stock unit awards:
Cash-settled restricted stock unit awards as of January 1, 2015	153	$38.43
Granted during the period	47	21.84
Cancellations during the period	(1)	30.87
Vested	(117)	37.25
Outstanding, as of December 31, 2015	82	$30.61

(1)	The weighted average fair value per share is determined by the stock price on the date of grant for time-based shares.
The following table summarizes the cash-settled restricted stock unit awards activity during the year ended December 31, 2014 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share(1)
Cash-Settled restricted stock unit awards:
Cash-settled restricted stock unit awards as of January 1, 2014	139	$37.25
Granted during the period	35	43.00
Cancellations during the period	(3)	39.14
Vested	(18)	37.88
Outstanding, as of December 31, 2014	153	$38.43

(1)	The weighted average fair value per share is determined by the stock price on the date of grant for time-based shares.
The following table summarizes the cash-settled restricted stock unit awards activity during the year ended December 31, 2013 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share(1)
Cash-Settled restricted stock unit awards:
Cash-settled restricted stock unit awards as of January 1, 2013	135	$36.92
Granted during the period	22	39.31
Cancellations during the period	(6)	37.77
Vested	(12)	36.98
Outstanding, as of December 31, 2013	139	$37.25

(1)	The weighted average fair value per share is determined by the stock price on the date of grant for time-based shares.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Stock Purchase Plan
On May 3, 2005, the Company established the Hornbeck Offshore Services, Inc. 2005 Employee Stock Purchase Plan, or ESPP, which was adopted by the Company’s Board of Directors and approved by the Company’s stockholders. In June 2015, the Company received stockholder approval to increase the maximum number of shares available under the ESPP by 1,500,000 shares. Under the ESPP, the Company is now authorized to issue up to 2,200,000 shares of common stock to eligible employees of the Company and its designated subsidiaries. Employees have the opportunity to purchase shares of the Company’s common stock at periodic intervals through accumulated payroll deductions that will be applied at semi-annual intervals to purchase shares of common stock at a discount from the market price as defined by the ESPP. The ESPP is designed to satisfy the requirements of Section 423 of the Internal Revenue Code of 1986, as amended, and thereby allows participating employees to defer recognition of taxes when purchasing the shares of common stock at a 15% discount under the ESPP. The Company has an effective Registration Statement on Form S-8 with the Commission registering the issuance of shares of common stock under the ESPP. As of December 31, 2015, there were 1,299,531 shares available for future issuance to employees under the ESPP. The Company recorded approximately $1.2 million of compensation expense during the year ended December 31, 2015 associated with the ESPP.
The fair value of the employees’ stock purchase rights granted under the ESPP was estimated using the Black-Scholes model with the following assumptions for years ended December 31, 2015 and 2014:

	2015	2014
Dividend yield	0%	0%
Expected volatility	61.3%	38.3%
Risk-free interest rate	0.3%	0.1%
Expected term (months)	6	6
Weighted-average grant-date fair value per share	$4.86	$9.43

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Income Taxes
The net long-term deferred tax liabilities in the accompanying consolidated balance sheets include the following components (in thousands):

	Year Ended December 31,
	2015	2014	2013
Deferred tax liabilities:
Fixed assets	$472,817	$489,060	$418,614
Deferred charges and other liabilities	11,317	18,013	18,501
Total deferred tax liabilities	484,134	507,073	437,115
Deferred tax assets:
Net operating loss carryforwards	(52,374)	(116,676)	(97,817)
Allowance for doubtful accounts	(1,036)	(1,330)	(1,228)
Stock-based compensation expense	(4,830)	(4,246)	(4,128)
Alternative minimum tax credit carryforward	(20,863)	(20,863)	(21,437)
Foreign tax credit carryforward	(17,972)	(12,332)	(10,404)
Other	(5,440)	(5,676)	(7,067)
Total deferred tax assets	(102,515)	(161,123)	(142,081)
Valuation allowance	—	1,011	912
Total deferred tax liabilities, net	$381,619	$346,961	$295,946
The components of the income tax expense follow (in thousands):

	Year Ended December 31,
	2015	2014	2013
Current tax expense:
U.S.	$—	$—	$—
Foreign	5,671	1,927	4,000
Total current tax expense	5,671	1,927	4,000
Deferred tax expense:
U.S.	34,086	50,440	32,320
Total tax expense	$39,757	$52,367	$36,320
Income from continuing operations before income taxes, based on jurisdiction earned, was as follows (in thousands):

	Year Ended December 31,
	2015	2014	2013
U.S.	$65,894	$105,066	$84,591
Foreign	40,684	35,208	15,807
Total income from continuing operations before income taxes	$106,578	$140,274	$100,398
At December 31, 2015, the Company had federal tax net operating loss carryforwards of approximately $154.1 million, which will expire in 2031 through 2032 and foreign tax credit carryforwards of approximately $17.0 million, which will expire in 2019 through 2025. The Company has state tax net operating loss carryforwards of approximately $36.1 million, which will expire in 2031 through 2032 and can only be utilized if the Company generates taxable income in that particular jurisdiction.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of the sale of the Downstream segment during the third quarter of 2013, the Company changed its deferred tax rate to reflect that it will not have future operations in certain states where the Downstream segment operated, resulting in a favorable tax adjustment of $2.8 million. Additionally, due to such sale, the Company believed that certain state operating loss carryforwards might not be realizable and thus recorded a valuation allowance of $0.9 million for the year ended December 31, 2013. During 2014, the Company recorded an additional $0.1 million related to these state operating losses. During 2015, the total valuation allowance of $1.0 million was reversed as these state operating losses were written off upon ceasing to do business in these particular jurisdictions.
The Company is no longer subject to tax audits by federal, state or local taxing authorities for years prior to 2011. The Company has ongoing examinations by various foreign tax authorities but does not believe that the results of these examinations will have a material adverse effect on the Company’s financial position or results of operations.
The following table reconciles the difference between the Company’s income tax provision calculated at the federal statutory rate of 35% and the actual income tax provision (in thousands):

	Year Ended December 31,
	2015	2014	2013
Statutory rate	$37,302	$49,096	$35,140
State taxes, net	1,066	1,403	1,183
Non-deductible expense	1,440	1,927	1,688
Valuation allowance	(1,011)	99	912
Change in deferred tax rate	—	—	(2,802)
Foreign taxes and other	960	(158)	199
	$39,757	$52,367	$36,320
10. Commitments and Contingencies
Vessel Construction
In November 2011, the Company announced, and has since expanded, its fifth OSV newbuild program. The program now consists of vessel construction contracts with three domestic shipyards to build four 300 class OSVs, five 310 class OSVs, ten 320 class OSVs, three 310 class MPSVs and two 400 class MPSVs. As of December 31, 2015, the Company had placed 18 vessels in service under such program. Subsequent to year-end, two additional vessels were placed in service under such program. The four remaining vessels under this 24-vessel domestic newbuild program are currently expected to be placed in service as follows: two in the remainder of 2016 and two in 2017. Based on current contracts and internal estimates, the aggregate total cost of this program, before construction period interest, is expected to be approximately $1,335.0 million. From the inception of this program through December 31, 2015, the Company has incurred construction costs of approximately $1,201.7 million, or 90.0%, of total expected project costs.
Operating Leases
The Company is obligated under certain operating leases for office space and shore-base facilities. The Covington facility lease provides for an initial term expiring in September 2025 with three additional five-year renewal period options. A shore-base facility lease in Port Fourchon commenced on December 20, 2005 and provides for an initial term of seven years with four additional five-year periods upon the terms and conditions contained in the lease agreement. On January 30, 2008, the Company purchased a leasehold interest in a parcel of improved real estate as an adjacent addition to HOS Port, its existing shore-base facility located in Port Fourchon, Louisiana. At December 31, 2015, this latter facility lease had approximately three years remaining on its first renewal option term, with three additional five-year renewal periods. Rent expense related to operating leases was approximately $4.1 million, $3.9 million and $3.6 million for the years ending December 31, 2015, 2014 and 2013, respectively.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum payments under noncancelable leases for years subsequent to 2015 are as follows (in thousands):

Year Ended December 31,
2016	$3,032
2017	2,351
2018	2,359
2019	2,406
2020	2,456
Thereafter	27,186
Total	$39,790
Contingencies
In the normal course of its business, the Company becomes involved in various claims and legal proceedings in which monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect its financial position or results of operations. The Company insures against losses relating to its vessels, pollution and third party liabilities, including claims by employees under Section 33 of the Merchant Marine Act of 1920, or the Jones Act. Third party liabilities and pollution claims that relate to vessel operations are covered by the Company’s entry in a mutual protection and indemnity association, or P&I Club, as well as by marine liability policies in excess of the P&I Club’s coverage. The Company provides reserves for any individual claim deductibles for which the Company remains responsible by using an estimation process that considers Company-specific and industry data, as well as management’s experience, assumptions and consultation with outside counsel. As additional information becomes available, the Company will assess the potential liability related to its pending claims and revise its estimates. Although historically revisions to such estimates have not been material, changes in estimates of the potential liability could materially impact the Company’s results of operations, financial position or cash flows.
Vessel charters with Petrobras include limitations regarding fuel consumption. Petrobras has asserted claims against the Company relating to excess fuel consumption. The Company’s exposure for these assessments, net of amounts accrued, is in the range of approximately $0.5 million to $3.0 million. The Company disagrees with a majority of these assessments. While the Company cannot currently estimate the amounts or timing of the resolution of these matters, the Company believes that the outcome will not have a material impact on its liquidity or financial position, but the ultimate resolution could have a material impact on its interim or annual results of operations.

During 2013, the Company commenced the process of assigning the in-country vessel management services for its four vessels operating in Brazil from a third party provider to a wholly-owned subsidiary of the Company. As a result, this assignment may be interpreted by local authorities as a new importation of these vessels resulting in an importation assessment ranging from $0.5 million to $3.5 million. The Company disagrees with this interpretation and, as of December 31, 2015, these potential duties have not been assessed or recorded in its financial statements. While the Company cannot estimate the amounts or timing of the resolution of this matter, the Company believes that the outcome will not have a material impact on its liquidity or financial position, but the ultimate resolution could have a material impact on its interim or annual results of operations.
During 2012, an Upstream customer, ATP Oil and Gas, Inc., initiated a reorganization proceeding under Chapter 11 of the United States Bankruptcy Code. Pre-petition receivables from ATP were $4.8 million and the Company has recorded $0.9 million in reserves. While the Company believes that the net receivables are collectible, it will continue to monitor the proceedings, which may result in actual collections that may differ from the current estimate.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Deferred Charges
Deferred charges include the following (in thousands):

	Year Ended December 31,
	2015	2014
Revolving credit facility deferred financing costs, net of accumulated amortization of $4,070 and $3,280, respectively	$3,198	$1,899
Deferred drydocking costs, net of accumulated amortization of $41,784 and $38,429, respectively	29,228	48,064
Prepaid lease expense, net of amortization of $1,542 and $1,384, respectively	2,847	3,005
Total	$35,273	$52,968
12. Major Customers
In the years ended December 31, 2015, 2014, and 2013, revenues from the following customers represent 10% or more of consolidated revenues:

	Year Ended December 31,
	2015		2014		2013
Customer A	20%		14%		12%
Customer B	10%		n/a	(1)	n/a	(1)
Customer C	n/a	(1)	n/a	(1)	16%
Customer D	n/a	(1)	n/a	(1)	10%

(1)	Customers represent less than 10% of consolidated revenue in each such year.

13. Discontinued Operations
On August 29, 2013, the Company closed the sale of substantially all of the assets and business of its Downstream segment's tug and tank barge fleet to Genesis Marine, LLC, an affiliate of Genesis Energy L.P. (NYSE:GEL), for net cash proceeds of approximately of $227.5 million, after deal costs. The sale resulted in a gain of $60.0 million ($38.1 million after-tax or $1.04 per diluted share). Excluded from the sale were three older, lower-horsepower tugs considered to be non-core assets. During the year ended December 31, 2014, the remaining tugs were sold for net cash proceeds of $1.6 million. These sales resulted in a pre-tax gain of approximately $0.9 million ($0.6 million after-tax or $0.02 per diluted share). The historical results for the Downstream segment and the gain on the sale thereof have been presented as discontinued operations for all periods in the accompanying condensed consolidated financial statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized results of the Downstream segment from discontinued operations are as follows (in thousands):

	Year Ended December 31,
	2014	2013
Revenue	$12	$43,318
Gain on sale of assets	867	60,076
Operating Income	555	74,278
Income before income taxes	966	74,280
Income tax expense	348	26,965
Income from discontinued operations	618	47,315
As of December 31, 2014, the aggregate components of assets and liabilities classified as discontinued operations consisted of the following (in thousands):

As of
December 31, 2014
Assets:
Other current assets	$470
Total current assets	470
Total assets	$470
Liabilities:
Other liabilities	$1,560
Total liabilities	$1,560
At the closing of the sale, the Company entered into transition service agreements with Genesis to facilitate the transition of the sale of the business, including ship management agreements and a crew management agreement, pursuant to which the Company provides services related to the operation and management of the vessels as well as supplying some of the marine crews for those vessels during the transition period. As of December 31, 2014, all of the transition service agreements had terminated.
14. Employment Agreements
The Company has employment agreements with certain members of its executive management team. These agreements include, among other things, contractually stated base level salaries and a structured cash incentive compensation program dependent upon the Company achieving certain targeted financial results. The agreements contain an EBITDA target, an Operating Margin target and a Safety target, as well as a discretionary component, established by the Compensation Committee of the Company’s Board of Directors, in setting the cash incentive compensation for such executives under this program. In the event such a member of the executive management team is terminated due to certain events as defined in such officer’s agreement, the employee will continue to receive salary, bonus and other payments for the full remaining term of the agreement. The current term of these employment agreements expires on December 31, 2018 and automatically extends each year thereafter on January 1st, for an additional year.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Condensed Consolidating Financial Statements of Guarantors
The following tables present the condensed consolidating historical financial statements as of December 31, 2015, and for the twelve months ended December 31, 2015, for the domestic subsidiaries of the Company that serve as guarantors of the Company's 2019 convertible senior notes, 2020 senior notes and 2021 senior notes and the financial results for the Company's subsidiaries that do not serve as guarantors. The guarantor subsidiaries of the 2019 convertible senior notes, 2020 senior notes and 2021 senior notes are 100% owned by the Company. The guarantees are full and unconditional and joint and several. The non-guarantor subsidiaries of such notes include all of the Company's foreign subsidiaries.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheet
(In thousands, except per share data)

	Year ended December 31, 2015
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$10	$252,651	$7,140	$—	$259,801
Accounts receivable, net of allowance for doubtful accounts of $2,877	—	41,962	54,424	(5,184)	91,202
Other current assets	12	12,955	66	—	13,033
Total current assets	22	307,568	61,630	(5,184)	364,036
Property, plant and equipment, net	—	2,472,367	102,294	—	2,574,661
Deferred charges, net	3,198	56,022	27,361	(51,308)	35,273
Intercompany receivable	1,744,880	—	—	(1,744,880)	—
Investment in subsidiaries	785,472	8,602	—	(794,074)	—
Other assets	1,743	6,648	2,055	—	10,446
Total assets	$2,535,315	$2,851,207	$193,340	$(2,595,446)	$2,984,416
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$97,230	$129,840	$(191,154)	$35,916
Accrued interest	14,795	—	—	—	14,795
Accrued payroll and benefits	—	10,944	278	—	11,222
Deferred revenue	—	5,222	512	—	5,734
Other accrued liabilities	—	11,767	6,111	—	17,878
Total current liabilities	14,795	125,163	136,741	(191,154)	85,545
Long-term debt, net of original issue discount of $41,600 and deferred financing costs of $13,119	1,070,281	—	—	—	1,070,281
Deferred tax liabilities, net	—	381,619	—	—	381,619
Intercompany payables	—	1,552,758	14,754	(1,567,512)	—
Other liabilities	—	808	51,308	(51,308)	808
Total liabilities	1,085,076	2,060,348	202,803	(1,809,974)	1,538,253
Stockholders’ equity:
Preferred stock: $0.01 par value; 5,000 shares authorized; no shares issued and outstanding	—	—	—	—	—
Common stock: $0.01 par value; 100,000 shares authorized; 35,985 shares issued and outstanding	360	—	—	—	360
Additional paid-in capital	748,041	37,978	8,602	(46,580)	748,041
Retained earnings	701,838	752,762	(13,870)	(738,892)	701,838
Accumulated other comprehensive loss	—	119	(4,195)	—	(4,076)
Total stockholders’ equity	1,450,239	790,859	(9,463)	(785,472)	1,446,163
Total liabilities and stockholders’ equity	$2,535,315	$2,851,207	$193,340	$(2,595,446)	$2,984,416

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statement of Operations
(In thousands)

	Year ended December 31, 2015
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
Revenues	$—	$426,419	$50,952	$(1,301)	$476,070
Costs and expenses:
Operating expenses	—	178,748	41,514	(1,002)	219,260
Depreciation	—	81,522	1,044	—	82,566
Amortization	—	25,782	681	—	26,463
General and administrative expenses	189	44,398	3,861	(151)	48,297
	189	330,450	47,100	(1,153)	376,586
Gain on sale of assets	—	44,060	—	—	44,060
Operating income	(189)	140,029	3,852	(148)	143,544
Other income (expense):
Interest income	—	1,125	400	—	1,525
Interest expense	(39,460)	—	(36)	—	(39,496)
Equity in earnings of consolidated subsidiaries	106,798	—	—	(106,798)	—
Other income (expense), net	—	(4,053)	5,238	(180)	1,005
	67,338	(2,928)	5,602	(106,978)	(36,966)
Income before income taxes	67,149	137,101	9,454	(107,126)	106,578
Income tax expense	—	35,194	4,563	—	39,757
Net income	$67,149	$101,907	$4,891	$(107,126)	$66,821

Condensed Consolidating Statements of Comprehensive Income
(In thousands)

	Year Ended December 31, 2015
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
Net income	$67,149	$101,907	$4,891	$(107,126)	$66,821
Other comprehensive income:
Foreign currency translation loss	—	(81)	(3,093)	—	(3,174)
Total comprehensive income	$67,149	$101,826	$1,798	$(107,126)	$63,647

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2015
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	$(22,390)	$131,185	$107,039	$9	$215,843
CASH FLOWS FROM INVESTING ACTIVITIES:
Costs incurred for OSV newbuild program #5	—	(120,767)	(69,303)	—	(190,070)
Net proceeds from sale of assets	—	152,000	—	—	152,000
Vessel capital expenditures	—	(55,724)	(29,729)	(1,339)	(86,792)
Non-vessel capital expenditures	—	(16,211)	(276)	—	(16,487)
Net cash used in investing activities	—	(40,702)	(99,308)	(1,339)	(141,349)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	(2,089)	—	—	—	(2,089)
Net cash proceeds from other shares issued	3,112	—	—	—	3,112
Intercompany	21,361	(21,198)	(1,493)	1,330	—
Net cash provided by (used in) financing activities	22,384	(21,198)	(1,493)	1,330	1,023
Effects of exchange rate changes on cash	—	(81)	(758)	—	(839)
Net increase (decrease) in cash and cash equivalents	(6)	69,204	5,480	—	74,678
Cash and cash equivalents at beginning of period	16	183,447	1,660	—	185,123
Cash and cash equivalents at end of period	$10	$252,651	$7,140	$—	$259,801
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Cash paid for interest	$50,492	$—	$—	$—	$50,492
Cash paid for income taxes	$—	$582	$4,226	$—	$4,808

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Supplemental Selected Quarterly Financial Data (Unaudited) (in thousands, except per share data):
The following table contains selected unaudited quarterly financial data from the consolidated statements of operations for each quarter of fiscal years 2015 and 2014. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended
	Mar 31	Jun 30	Sep 30	Dec 31
Fiscal Year 2015(1)(2)
Revenues	$134,624	$136,446	$116,281	$88,719
Operating income(3)	66,898	39,355	32,809	4,482
Net income (loss)	35,853	19,215	14,424	(2,671)
Earnings (loss) per common share:
Basic earnings (loss) per common share	$1.01	$0.54	$0.40	$(0.07)
Diluted earnings (loss) per common share	$0.99	$0.53	$0.40	$(0.07)
Fiscal Year 2014(1)
Revenues	$136,585	$171,099	$166,890	$160,219
Operating income(4)	25,028	56,756	50,234	37,402
Income from continuing operations	11,354	31,225	26,559	18,769
Income (loss) from discontinued operations, net of tax	412	8	(204)	402
Net income	11,766	31,233	26,355	19,171
Earnings (loss) per common share:
Basic earnings per common share from continuing operations	$0.32	$0.86	$0.73	$0.52
Basic earnings (loss) per common share from discontinued operations	0.01	—	(0.01)	0.02
Basic earnings per common share	$0.33	$0.86	$0.72	$0.54
Diluted earnings per common share from continuing operations	$0.31	$0.85	$0.72	$0.52
Diluted earnings (loss) per common share from discontinued operations	0.01	—	(0.01)	0.01
Diluted earnings per common share	$0.32	$0.85	$0.71	$0.53

(1)	The sum of the four quarters may not equal annual results due to rounding.

(2)
Results for the fiscal year 2015 were significantly impacted by a drop in oil price, which resulted in reductions in both the Company's dayrates and utilization. In recognition of these weak market conditions, the Company stacked 28 OSVs on various dates since October 2014.

(3)
During the first quarter of 2015, the Company closed on the sale of three 250EDF class OSVs that were previously chartered to the U.S Navy for cash consideration of $114.0 million. The sale resulted in a pre-tax gain of approximately $33.1 million ($20.7 million after-tax or $0.57 per diluted share). During the third quarter of 2015, the Company closed on the sale of one 250EDF class OSV that was previously chartered to the U.S Navy for cash consideration of $38.0 million. The sale resulted in a pre-tax gain of approximately $11.0 million ($6.7 million after-tax or $0.19 per diluted share). See Note 5 for further discussion.

(4)
Results for the quarter ended June 30, 2014 were favorably impacted by record effective dayrates achieved by the Company's MPSV fleet and contributions from vessels delivered under the Company's fifth OSV newbuild program. The results for the quarter ended December 31, 2014 were unfavorably impacted by soft market conditions for OSVs in the GoM.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Covington, the State of Louisiana, on February 26, 2016.

HORNBECK OFFSHORE SERVICES, INC.

By:	/s/ TODD M. HORNBECK
Todd M. Hornbeck President and Chief Executive Officer
Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ TODD M. HORNBECK	Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)	February 26, 2016
(Todd M. Hornbeck)

/S/ JAMES O. HARP, JR.	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2016
(James O. Harp, Jr.)

/S/ LARRY D. HORNBECK	Director	February 26, 2016
(Larry D. Hornbeck)

/S/ BRUCE W. HUNT	Director	February 26, 2016
(Bruce W. Hunt)

/S/ STEVEN W. KRABLIN	Director	February 26, 2016
(Steven W. Krablin)

/S/ PATRICIA B. MELCHER	Director	February 26, 2016
(Patricia B. Melcher)

/S/ KEVIN O. MEYERS	Director	February 26, 2016
(Kevin O. Meyers)

/S/ JOHN T. RYND	Director	February 26, 2016
(John T. Rynd)

/S/ BERNIE W. STEWART	Director	February 26, 2016
(Bernie W. Stewart)

/S/ NICHOLAS L. SWYKA JR.	Director	February 26, 2016
(Nicholas L. Swyka, Jr.)

S - 1

Exhibit Index

Exhibit Number		Description of Exhibit
3.1	—	Second Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q for the quarter ended March 31, 2005).
3.2	—
Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on July 2, 2013 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed July 3, 2013).

3.3	—	Fourth Restated Bylaws of the Company adopted June 30, 2004 (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-Q for the quarter ended June 30, 2004).
3.4	—	Amendment No. 1 to Fourth Restated Bylaws of the Company adopted June 21, 2012 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed June 27, 2012).
4.1	—
Specimen stock certificates for the Company’s common stock, $0.01 par value (for U.S. citizens and non-U.S. citizens) (incorporated by reference to Exhibit 4.4 to the Company’s Form 8-A/A filed July 3, 2013, Registration No. 001-32108).

4.2	—
Indenture, dated March 16, 2012 among Hornbeck Offshore Services, Inc., as issuer, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (including form of 5.875% Senior Notes due 2020) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed March 21, 2012).

4.3	—
Indenture dated as of August 13, 2012 by and among Hornbeck Offshore Services, Inc., the guarantors named therein, and Wells Fargo Bank, National Association, as Trustee (including form of 1.500% Convertible Senior Notes due 2019) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.4	—
Confirmation of Base Call Option Transaction dated as of August 7, 2012 by and between Hornbeck Offshore Services, Inc. and Barclays Bank PLC (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.5	—
Confirmation of Base Call Option Transaction dated as of August 7, 2012 by and between Hornbeck Offshore Services, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.6	—
Confirmation of Base Call Option Transaction dated as of August 7, 2012 by and between Hornbeck Offshore Services, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.7	—
Confirmation of Additional Base Call Option Transaction dated as of August 8, 2012 by and between Hornbeck Offshore Services, Inc. and Barclays Bank PLC (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.8	—
Confirmation of Additional Base Call Option Transaction dated as of August 8, 2012 by and between Hornbeck Offshore Services, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.9	—
Confirmation of Additional Base Call Option Transaction dated as of August 8, 2012 by and between Hornbeck Offshore Services, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.7 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.10	—
Confirmation of Base Warrant dated as of August 7, 2012 by and between Hornbeck Offshore Services, Inc. and Barclays Bank PLC (incorporated by reference to Exhibit 4.8 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.11	—
Confirmation of Base Warrant dated as of August 7, 2012 by and between Hornbeck Offshore Services, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.12	—
Confirmation of Base Warrant dated as of August 7, 2012 by and between Hornbeck Offshore Services, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.10 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.13	—
Confirmation of Additional Warrants dated as of August 8, 2012 by and between Hornbeck Offshore Services, Inc. and Barclays Bank PLC (incorporated by reference to Exhibit 4.11 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

Exhibit Number		Description of Exhibit
4.14	—
Confirmation of Additional Warrants dated as of August 8, 2012 by and between Hornbeck Offshore Services, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.12 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.15	—
Confirmation of Additional Warrants dated as of August 8, 2012 by and between Hornbeck Offshore Services, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.13 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.16	—
Indenture governing the 5.000% Notes, dated March 28, 2013 among Hornbeck Offshore Services, Inc., as issuer, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (including form of 5.000% Senior Notes due 2021) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 28, 2013).

4.17	—
Rights Agreement dated as of July 1, 2013 between Hornbeck Offshore Services, Inc. and Computershare Inc., as Rights Agent, which includes as Exhibit A the Amended and Restated Certificate of Designation of Series A Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Shares (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 3, 2013).

4.18	—
First Supplemental Indenture, dated October 6, 2015 among Hornbeck Offshore Services, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (to the indenture governing the 1.5% Convertible Senior Notes due 2019) (incorporated by reference to Exhibit 4.18 to the Company’s Form 10-Q for the quarter ended September 30, 2015).

4.19	—
First Supplemental Indenture, dated October 6, 2015 among Hornbeck Offshore Services, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (to the indenture governing the 5.875% Senior Notes due 2020) (incorporated by reference to Exhibit 4.19 to the Company’s Form 10-Q for the quarter ended September 30, 2015).

4.20	—
First Supplemental Indenture, dated October 6, 2015 among Hornbeck Offshore Services, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (to the indenture governing the 5.000% Senior Notes due 2021) (incorporated by reference to Exhibit 4.20 to the Company’s Form 10-Q for the quarter ended September 30, 2015).

10.1	—
Facilities Use Agreement effective January 1, 2006, and incorporated Indemnification Agreement and amendments thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 21, 2006).

10.2†	—	Director & Advisory Director Compensation Policy, effective January 1, 2012 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-K for the period ended December 31, 2011).
10.3†	—	Hornbeck Offshore Services, Inc. Deferred Compensation Plan dated as of July 10, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the period ended June 30, 2007).
10.4†	—
Second Amended and Restated Hornbeck Offshore Services, Inc. Incentive Compensation Plan, dated effective May 2, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 4, 2006).

10.5†	—
Amendment to the Second Amended and Restated Hornbeck Offshore Services, Inc. Incentive Compensation Plan, dated effective May 12, 2008 (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q for the period ended March 31, 2008).

10.6†	—
Second Amendment to the Second Amended and Restated Hornbeck Offshore Services, Inc. Incentive Compensation Plan, dated effective June 24, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 30, 2010).

10.7†	—
Amended and Restated Senior Employment Agreement dated May 7, 2007 by and between Todd M. Hornbeck and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the period ended March 31, 2007).

10.8†	—
Amended and Restated Employment Agreement dated May 7, 2007 by and between Carl G. Annessa and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the period ended March 31, 2007).

10.9†	—
Amended and Restated Employment Agreement dated May 7, 2007 by and between James O. Harp, Jr. and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the period ended March 31, 2007).

10.10†	—
Amendment to Amended and Restated Senior Employment Agreement dated effective May 12, 2008 by and between Todd M. Hornbeck and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the period ended March 31, 2008).

Exhibit Number		Description of Exhibit
10.11†	—
Amendment to Amended and Restated Employment Agreement dated effective May 12, 2008 by and between Carl G. Annessa and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the period ended March 31, 2008).

10.12†	—
Amendment to Amended and Restated Employment Agreement dated effective May 12, 2008 by and between James O. Harp, Jr. and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the period ended March 31, 2008).

10.13†	—
Second Amendment to Amended and Restated Senior Employment Agreement dated effective December 31, 2009 by and between Todd M. Hornbeck and the Company (incorporated by reference to Exhibit 10.12 to the Company’s Form 10-K for the period ended December 31, 2009).

10.14†	—
Second Amendment to Amended and Restated Employment Agreement dated effective December 31, 2009 by and between Carl G. Annessa and the Company (incorporated by reference to Exhibit 10.13 to the Company’s Form 10-K for the period ended December 31, 2009).

10.15†	—
Second Amendment to Amended and Restated Employment Agreement dated effective December 31, 2009 by and between James O. Harp, Jr. and the Company (incorporated by reference to Exhibit 10.14 to the Company’s Form 10-K for the period ended December 31, 2009).

10.16†	—
Employment Agreement dated effective January 1, 2011 by and between Samuel A. Giberga and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the period ended June 30, 2011).

10.17†	—
Change in Control Agreement dated effective August 5, 2008 by and between Samuel A. Giberga and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2008).

10.18†	—
Employment Agreement dated effective January 1, 2013 by and between John S. Cook and the Company (incorporated by reference to Exhibit 10.18 to the Company's Form 10-K for the period ended December 31, 2012).

10.19†	—
Change in Control Agreement dated effective August 5, 2008 by and between John S. Cook and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended June 30, 2008).

10.20†	—
Amendment to Change in Control Agreement dated effective December 31, 2009 by and between John S. Cook and the Company (incorporated by reference to Exhibit 10.19 to the Company’s Form 10-K for the period ended December 31, 2009).

10.21†	—
Amendment to Change in Control Agreement dated effective December 31, 2009 by and between Samuel A. Giberga and the Company (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-K for the period ended December 31, 2009).

10.22	—	Form of Amended and Restated Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2009).
10.23†	—	Form of Executive Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-K for the period ended December 31, 2004).
10.24†	—	Form of Director Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K for the period ended December 31, 2004).
10.25†	—	Form of Employee Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-K for the period ended December 31, 2004).
10.26†	—	Form of Restricted Stock Unit Agreement for Executive Officers (Time Vesting) (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-Q for the quarter ended March 31, 2008).
10.27†	—	Form of Restricted Stock Unit Agreement for Non-Employee Directors (Time Vesting) (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q for the quarter ended March 31, 2008).
10.28†	—	Form of Restricted Stock Unit Agreement for Executive Officers (Performance Based) (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-Q for the quarter ended March 31, 2008).
10.29†	—	Form of Restricted Stock Unit Agreement for Executive Officers (Performance Based) (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2009).
10.30†	—	Form of Restricted Stock Unit Agreement for Executive Officers (Time Vesting) (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended March 31, 2009).

Exhibit Number		Description of Exhibit
10.31†	—	Form of Restricted Stock Unit Agreement for Executive Officers (Performance Based) (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2010).
10.32	—
Vessel Construction Agreement dated November 14, 2011 by and between Hornbeck Offshore Services, Inc. and VT Halter Marine, Inc. (incorporated by reference to Exhibit 10.41 to the Company’s Form 10-K for the period ended December 31, 2011). (portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission).

10.33	—
Consulting Agreement dated February 14, 2012 by and between Hornbeck Offshore Services, Inc. and Larry D. Hornbeck (incorporated by reference to Exhibit 10.43 to the Company’s Form 10-K for the period ended December 31, 2011).

10.34	—
Amendment No. 3 to the Second Amended and Restated Hornbeck Offshore Services, Inc. Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 24, 2013).

10.35	—	Form of Amended Appendix A to Employment Agreements for Executive Officers (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2014).
10.36	—
Second Amended and Restated Credit Agreement dated as of February 6, 2015 by and among the Company and one of its subsidiaries, Hornbeck Offshore Services, LLC, each of the lenders and guarantors signatory thereto, and Wells Fargo Bank, National Association, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 12, 2015).

10.37	—
Second Amended and Restated Guaranty and Collateral Agreement dated as of February 6, 2015 by and among the Company, one of its subsidiaries, Hornbeck Offshore Services, LLC, each of the guarantors signatory thereto, and Wells Fargo Bank, National Association, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 12, 2015).

10.38	—	Form of Amended Appendix A to Employment Agreements for Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2014).
10.39	—
Amended and Restated Indemnification Agreement effective as of May 7, 2015 by and among the Company, Hornbeck Family Ranch, LP, Larry D. Hornbeck and Joan M. Hornbeck (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2015).

10.40†	—
Fourth Amendment to the Second Amended and Restated Hornbeck Offshore Services, Inc. Incentive Compensation Plan, effective June 18, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 24, 2015).

10.41†	—
First Amendment to the Hornbeck Offshore Services, Inc. 2005 Employee Stock Purchase Plan, effective June 18, 2015 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 24, 2015).

*21	—	Subsidiaries of the Company
*23.1	—	Consent of Ernst & Young LLP
*31.1	—	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	—	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*32.1	—	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	—	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*101	—	Interactive Data File

*	Filed herewith.
†	Compensatory plan or arrangement under which executive officers or directors of the Company may participate.

Performance Graph

The graph below compares the cumulative total shareholder return on our common stock to the cumulative total shareholder return of the Standard & Poor’s 500 Stock Index and the cumulative total shareholder return of the Philadelphia Stock Exchange Oil Service Index. The total shareholder return assumes $100 invested on December 31, 2010 (the last day before the beginning of our fifth preceding fiscal year) in Hornbeck Offshore Services, Inc., the Standard & Poor’s 500 Stock Index and the Philadelphia Stock Exchange Oil Service Index. It also assumes reinvestment of all dividends of companies in such indexes. The Philadelphia Stock Exchange Oil Service Sector Index consists of 15 companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services. The results shown in the graph below are not necessarily indicative of future performance.